UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			12
Financial Statements
Balance Sheets			14
Income Statements			18
Statements of Changes in Stockholders' Equity			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	27
Note	5	. Interbank Investments	28
Note	6	. Securities and Derivatives Financial Instruments	29
Note	7	. Interbank Accounts	47
Note	8	. Loan Portfolio and Allowance for Loan Losses	47
Note	9	. Foreign Exchange Portfolio	51
Note	10	. Trading Account	51
Note	11	. Tax Credits	52
Note	12	. Other Receivables - Other	54
Note	13	. Non-Current Assets Held for Sale	55
Note	14	. Dependence Information and Foreign Subsidiary	55
Note	15	. Investments in Affiliates and Subsidiaries	56
Note	16	. Fixed Assets	61
Note	17	. Intangibles	61
Note	18	. Money Market Funding and Borrowings and Onlendings	62
Note	19	. Tax and Social Security	65
Note	20	. Subordinated Debts	67
Note	21	. Debt Instruments Eligible to Compose Capital	67
Note	22	. Other Payables - Other	68
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	68
Note	24	. Stockholders’ Equity	72
Note	25	. Operational Ratios	75
Note	26	. Related Parties	76
Note	27	. Income from Services Rendered and Banking Fees	82
Note	28	. Personnel Expenses	83
Note	29	. Other Administrative Expenses	83
Note	30	. Tax Expenses	83
Note	31	. Other Operating Income	84
Note	32	. Other Operating Expenses	84
Note	33	. Non-Operating Result	84
Note	34	. Income Tax and Social Contribution	85
Note	35	. Employee Benefit Plans - Post-Employment Benefits	85
Note	36	. Risk Management Structure	95
Note	37	. Corporate Restructuring	99
Note	38	. Subsequent Events	101
Note	39	. Other Information	101
Executive’s Report of Financial Statements			103
Executive’s Report of Independent Auditors' Report			104
Summary of the Audit Committee Report			105

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORTS

Dear Stockholders:

We present herein the Management Reports to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the year ended December 31, 2014, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2014 will be released within the statutory period, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

The 3Q14 GDP performance (latest figures released in December 2014) decreased by 0.2% over to the same quarter in 2013. Investments decreased 8.5%, while household consumption showed a modest growth of 0.1% in the same period. On the supply side, the services sector presented an increase of 0.5%. The industrial GDP, for the second time, decreased by 1.5% in the period and agriculture presented an increase of 0.3% in the same period.

Consumer prices (IPCA) increased by 6.4% in the 12 months through December 2014, slightly below of the inflation target ceiling (which is 6.5%). The prices of services remain the main source of the current inflationary pressure. At the meeting held on January 21, 2015, the Bacen decided to raise the Selic rate by 50 bps to 12.3% p.a. The increase of the interest rates observed in the last two years contributed to the slowdown of the pace growth of outstanding credit. In the 12-month comparison ending in December, the outstanding credit grew 11.3%, after posting a growth of 11.7% in November 2014. The mortgage lending, which is growing around 30.0% in twelve months, is outgrowing all other credit lines.

Exports decreased strongly by 7.0% in the 12 months through December 2014, reaching US$225.1 billion and imports also decreased 4.4%, reaching US$229.0 billion. As a consequence, the trade deficit posted US$3.9 billion in the same period. The current account deficit amounted to US$90.9 billion in the 12 months ending in December, while foreign direct investments (FDI) totaled US$62.5 billion.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached 0.2% of GDP in the 12 months through November 2014. In the same period, nominal deficit reached 5.8% of GDP. The net public sector debt closed November at 36.2% of GDP. Gross public debt reached 63% of GDP in the same period.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	2014	2013	annual changes %	4Q14	3Q14	quarter changes %
Financial Income	64,967.0	56,377.6	15.24	18,563.4	18,647.3	-0.45
Financial Expenses	(48,377.3)	(40,947.9)	18.14	(14,875.4)	(15,500.8)	-4.03
Gross Profit From Financial Operations	16,589.7	15,429.7	7.52	3,688.0	3,146.5	17.21
Other Operating (Expenses) Income	(14,112.2)	(15,025.1)	-6.08	(3,786.5)	(3,448.2)	9.81

Operating Income	2,477.5	404.6	512.33	(98.5)	(301.7)	-67.35

Non-Operating Income	140.8	1,257.8	-88.81	27.9	67.5	-58.67

Income Before Taxes on Income and Profit Sharing
	2,618.3	1,662.4	57.50	(70.6)	(234.2)	-69.85

Income Tax and Social Contribution	732.7	1,650.8	-55.62	897.0	1,076.6	-16.68
Profit Sharing	(991.2)	(958.4)	3.42	(182.2)	(256.2)	-28.88
Minority Interest	(198.6)	(247.5)	-19.76	(65.7)	(49.5)	32.73

NET INCOME	2,161.2	2,107.3	2.56	578.5	536.7	7.79

(1) In 2013, mainly includes the amount of R$2,008 related to the gain on the sale of Santander Brasil Asset and fund management operations and managed portfolios and R$987.6 regarding the background constitution to cover the impact of projects to improve productivity and operational efficiency.

The net income of Banco Santander presented in the year ended December 31, 2014 a increase of 2.6%. Excluding amortization expense of goodwill of R$3,688.8 million in 2014 and R$3,636.9 in 2013, the consolidated net income is R$5,850.0 million in December 2014 and R$5,744.2 million in December 2013.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 1.9% in 2014 compared with December 2013, while personnel and profit sharing expenses increased 2.0% and other administrative expenses increased 2.2% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, increased 4.4% YoY.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Dec/14	Dec/13	annual changes %	Sep/14	quarter changes %
Current and Long-Term Assets	572,730.1	465,777.2	22.96	497,162.1	15.20
Permanent Assets	17,226.0	20,088.4	-14.25	17,776.0	-3.09
TOTAL ASSETS	589,956.1	485,865.6	21.42	514,938.1	14.57

Current and Long-Term Liabilities	531,085.1	421,750.8	25.92	455,129.1	16.69
Deferred Income	408.9	308.2	32.67	341.0	19.91
Minority Interest	1,141.4	987.4	15.60	1,155.1	-1.19

Stockholders' Equity	57,320.7	62,819.2	-8.75	58,312.9	-1.70

TOTAL LIABILITIES	589,956.1	485,865.6	21.42	514,938.1	14.57

The total assets presented a increase of 21.4% YoY, and they are mainly represented by: R$245,596.3 million of loan portfolio, R$132,270.9 million of securities and derivative financial instruments, R$39,808.6 million of interbank investments, and R$30,308.5 million of interbank accounts. In December 2013 amounts: R$227,482.3 million, R$78,145.8 million, R$47,655.2 million, R$35,833.3 million.

FUNDING BY CUSTOMERS (R$Millions)	Dec/14	Dec/13	annual changes %	Sep/14	quarter changes %
Demand Deposits	16,049	15,605	2.85	14,084	13.95
Saving Deposits	37,939	33,589	12.95	36,627	3.58
Time Deposits	85,867	81,100	5.88	80,810	6.26
Debentures/LCI/LCA¹	74,276	60,921	21.92	74,864	-0.79
Treasury Bills (Letras Financeiras)[2]	37,583	30,854	21.81	36,796	2.14

Total Funding	251,714	222,069	13.35	243,181	3.51
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 13.4%, compared with December 2013. The highlight was the YoY growth of 21.9% on Debentures/LCI/LCA and 21.8% on Treasury Bills.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Dec/14	Dec/13	annual changes %	Sep/14	quarter changes %
Individuals [1]	78,292	75,522	3.67	76,683	2.10
Consumer Finance (Vehicles and Other Assets)	36,756	37,849	-2.89	36,530	0.62
Small and Medium-sized Entities	31,767	33,711	-5.77	31,024	2.40
Large-sized Entity	98,699	80,400	22.86	90,279	9.42
Total Loan portfolio (gross) [2]	245,514	227,482	7.96	234,516	4.72

Allowance for Loan Losses	(14,582)	(14,999)	-2.78	(14,703)	-0.82

Total Loan portfolio (net)	230,932	212,483	8.72	219,813	5.10
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$107,7136; R$105,410 on December 31, 2014 and 2013, respectively.
2. Including R$82 million related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen, the loan portfolio amount R$245,596 million.

On December 31, 2014, the loan portfolio (gorss) presented a growth of 7.9% compared to December 2013. In the YoY evolution the higher growth was 22.9% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.3% of the loan portfolio, showing an decrease of 0.4 p.p. in twelve months.

Allowance for loan losses represents 5.9% of the loan portfolio in December 2014 and 6.6% in December 2013.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the year ended December 31, 2014 is R$9,391.5 million and R$11,812.0 million in 2013, YoY, the expense decreased 20.5%.

2.4) Stockholders’ Equity

In December 2014, Banco Santander consolidated stockholders’ equity presented a fall of 8.8% YoY and 1.7% on quarter.

The evolution of stockholders’ equity is due, mainly, Regulatory Capital Otimization Plan (Note 24.f). The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents and partially reduced by dividends and interest on capital of R$1,530 million, approved by the Board of Directors.

In 2014, 7,425,000 Units were acquired, 2,717,461 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2014, amounting to 16,531,177 Units (12/31/2013 - 11,823,638 Units) equivalent to R$230 million (12/31/2013 - R$177 million). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.23 and R$18.52. In 2014, was acquired 6,332,218 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,080,565 ADRs, in the current amount of R$215 million (12/31/2013 - R$115 million). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.18 and US$10.21. The market value of these shares on December 31, 2014 was R$13.46 per Unit and US$5.02 per ADR. In the year ended December 31, 2014, due to the Optimization Plan PR, were registered amount of R$45 issuance cost, totaling R$446 million (12/31/2013 - R$292 million) of treasury shares.

In December 2014, were featured dividends and interest on capital of R$1,530 millions as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Dec/14	Dec/13
Interest on capital	690.0	300.0
Interim Dividends	99.8	1,385.2
Intercalary Dividends	740.2	714.8
Total	1,530.0	2,400.0

• Plan to Optimize the Capital Structure

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (end of the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6 billion. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Split (inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Bank published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

2.5) Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management pratices, increase disclosure transparency.

The implementation of the new Basel III rules was started from October 1, 2013; and on October 31, 2013, was issued a second set of rules that complement and enhance the first group. The implementation will be gradual and some of these changes became effective in December 2013; changes are related to the definition of capital. Among the changes, an important difference is the phase-in of capital deduction in the calculation of regulatory capital, which will have their full deduction until the year 2019 .

In July 2014, there was a review of the requirements relating to credit risk, which changed the parameters of classification of retail and the weighting factor risk of this segment.

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

Banco Santander, according to Bacen Letter 3,678/2013, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

BASEL INDEX %	Dec/14	Dec/13
Basel Index - consolidated	17.5	19.2

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the year ended December 31, 2014 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)		Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil		55,576.1	5,261.9	461.0	2,266.9
Aymoré Crédito, Financiamento e Investimento S.A.		30,257.8	1,296.9	318.0	27,451.2
Santander Brasil, Establecimiento Financiero de Credito, S.A.		3,221.8	2,501.7	62.9	2,767.6
Santander Corretora de Câmbio e Valores Mobiliários S.A		849.9	402.3	58.4	0.9
(1) Includes Leasing portfolio and other credits

3) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014), the Aymoré CFI subscribed and paid share capital of Super R$31,128, through the issue of 20,000,000 new common shares. Santander Conglomerate control such company.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

According to the terms of the Material Fact released on April 7, 2014, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. acquired all the shares of Getnet on July 31, 2014. All conditions regarding the acquisition along the regulators were met, and the acquisition of Getnet was approved by the Administrative Economic Defense Council (CADE) on June 3, 2014, and by Central Bank in July 23, 2014.

In the Extraordinary Shareholders Meeting´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895 thousand, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (Merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., there was no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occurred between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Liabilities			396,205
Cash	21,720	Derivative Financial Instruments			4,574
Other Receivables	247,388	Borrowings			169,702
Other Assets	3,383	Other Payables			221,929
Permanent Assets	166,609	Stockholders' Equity			42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total			439,100

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card segment and payroll loans ("Entity").

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the Entity the payroll loan business and payroll credit card, and Santander Brasil, through Aymoré, will invest R$460 million in the Entity and will have 60% of the share capital of the Entity, becoming the controlling shareholder of the Entity. Banco Bonsucesso will own the remaining portion of its share capital (40%).

The association was approved by the Administrative Economic Defense Council (CADE) on September 2, 2014, and is still subject to Bacen and Banco de Espanha approvals.

d) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17,240, which was authorized by the Bacen on June 3, 2014.

At the Extraordinary Shareholders Meeting held on July 31, 2014, Banco Santander through an increase in capital stock of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. transferred at account value all of the 5,300 common shares without par value issued by iZettle do Brasil held by it in the amount of R$17,240 thousand to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

The iZettle do Brasil is a Swedish origin company that operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle do Brasil allows merchants to accept card payments through smartphones or tablets, by using a card reader that can be plugged into the device, converting it into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and a simple solution.

e) New Shareholders' Agreement of TecBan

In July 18, 2014, a Notice to the Market was published announcing that, on July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. The Shareholders’ Agreement became effective on November 14, 2014 and was subject to certain conditions precedent, including approval by the competent regulatory bodies.

f) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

g) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds.This operation generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

h) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

i) Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15 and 6.a.III) whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31.

The total of non-current assets held for sale is R$397,029, and the values of liabilities directly assocoated with non-current assets held for sale are R$43,869.

j) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital;

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On 9 September 2014 it was signed, by Webmotors S.A., quota purchase agreement for the acquisition of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME ("Agreement") ("Acquisition"). The closing of the Acquisition is conditional upon the completion of certain conditions precedent set forth in the Agreement, which includes the prior approval by the Central Bank.

4) Strategy

Banco Santander is a universal bank focused on retail activities, which seeks to expand its businesses through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management in all times of the credit cycle;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, Bank's operations are segmented into individuals, consumer financing, SMEs and corporate. The Bank have a robust structure which enables greater profitability in the consumer financing and corporate segments. The Bank focus is aimed, therefore, at strengthening the individual and SME segments. The Bank made important advances in 2014, among which the highlights were:

• The reformulation of the channels creating the "multi-channel" concept, whose proposal is to improve customer experience with simpler and more accessible processes. In this regard, we highlight the launch of the updated versions of "My Account" App, the new Internet Banking and the special ATM for withdrawals in dollars;

• The acquisition of 50% of SuperBank, a digital platform that offers the sale of financial products and services to the individual segment, with a more efficient structure, through prepaid cards;

• The launch of Santander Conta Conecta, a current account intended for the individual and SME segments, which offers a device that allows one to receive payments with cards in smartphones and tablets;

• The strengthening of the acquiring business, with the closing of the acquisition of GetNet. Banco Santander participates indirectly with 88.5%;

• The launch of "Pague Direto", which offers a solution tailored to the SME segment and allows businesses to pay their orders with Santander’s POS in a more practical, quicker and safeer manner;

• The partnership with Banco Bonsucesso S.A. to leverage payroll activities, to expand the offer of products and to improve distribution and sales capacity;

• At the end of 2014, we launched “Modelo Comercial CERTO”, a new commercial model which consists on offering more simplicity and commercial dedication to customers. The model counts with a unique commercial management platform, with tools that are more integrated and aligned with a "customer vision", thus capable of improving businesses, efficiency and customer focus.

Another important aspect of Banco Santander’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of December 2014, Loan to Deposit reached 97.5%, Coverage ratio reached 180.0%. The BIS ratio of Santander Brasil was 17.5%, maintaining the position of the most capitalized retail bank in Brazil.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings assigned by the main rating agencies.

6) Corporate Governance

On October 2nd, the Board of Directors of the Bank decided to issue an opinion in favor of the acceptance of the Exchange Offer and the consequent exit of the Bank from the special listing segment of securities trading on the BM&FBovespa, known as Corporate Governance Level 2 Segment, as approved by the shareholders of the Bank in the extraordinary shareholders’ meeting held on June 9, 2014.

On October 28, the Board of Directors of the Bank approved the election of Mr. José de Paiva Ferreira as member of the Risk Committee.

On November 3, the Board of Directors of the Bank approved the new Buyback Program of (“Units”) or of the American Depositary Receipts (“ADRs”), each representing, 1 common share and 1 preferred share of the Bank, or the ADRs by the Bank or by the Bank´s branch in Cayman, to be held in treasury or subsequently sold.

On November 26, the Board of Directors of the Bank approved: (i) the Social and Environmental Liability Policy and its respective action plan, as well as approved the indication of Mr. Carlos Alberto Seiji Nomoto, as responsible Officer; (ii) the indication of the Bank’s ombudswoman, Ms. Maria Lúcia Ettore do Valle for a term of office valid up to December 21, 2015; (iii) the proposal for amendment of the Internal Policy of the Risks Committee; (iv) the calendar of meetings of the Board of Directors for year 2015; and (v) the Long Term Incentive Plan for year 2014.

On December 17, the Board of Directors of the Bank approved the amendment to the Disclosure of Material Act and Fact Policy. Thus, the disclosure of the Bank’s material act or fact shall be released on Valor Econômico news’ website (Chanel Valor RI - http://www.valor.com.br/valor-ri/fatos-relevantes).

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards;

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk, market risk and operational risk.

The management structure is composed of directors who act from the portfolio management point of view.

A specific department has the mission of consolidate the portfolios and respective risks, supporting senior management with an integrated information. In addition, is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander

7.3) Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, corruption prevention, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

The Superintendent of No Financial Risks of Banco Santander are subordinate to Vice-Presidencie of Risk with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks and continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2013 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. The 2014 revision is underway and is expected to be completed in April 2015.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year ended in 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the twelve months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their conception efficiency and performance.

8) People

When we talk about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied , proud to do business with us and the Santander brand.

The Bank has a talented and committed team, with more than 49 thousand employees in Brazil. The Bank seeks professionals who likes challenge and want to go further and further away. Through the various differences to work in the Organization, offer support and the necessary conditions for each to do their work better.

• An environment that encourages everyone to do the best for the client: Banco Santander encourages a dynamic, challenging and stimulating environment, always focused on meeting customer needs.

• An environment that values new ideas: the Bank's culture reinforces the value of new ideas, is therefore interested to hear the contributions of professionals and stimulates the creative and innovative thinking to together under the best and most efficient solutions;

• An environment where everybody make a difference: the Bank recognizes the contributions and individual differences, but, above all, values teamwork, because sure that the joint action contributes to customer satisfaction and the achievement of best results;

• A opportunities and development environment: the Bank recognizes the potential of professionals, so it offers opportunities, invest in the development and offer it the necessary support for the professional and personal growth of People.

9) Sustainable Development

To Banco Santander, sustainability is part of the business strategy. It is a commitment that is reflected in inserting the topic in our business model, fostering social and financial inclusion, investing in better education and doing business that promote outcomes for the bank and for everyone. Santander´s commitment to sustainability, as well as its strategy and initiatives, granted its integration in two reference indexes for investments socially responsible: the Índice de Sustentabilidade Empresarial (ISE) from BM&F Bovespa (for the fifth year consecutively) and the Global Compact 100, an index which gathers shares from companies committed to the United Nations Global Compact. Moreover, in Microcredit Activities, Santander is a leader among private Banks. In addition, Santander Brasil is also a pioneer in direct investment in renewable energy and the only Brazilian bank with direct investment in wind energy.

In the first half of 2014, Bacen published the Resolution 4,327, which establishes the implementation of a Socio-environmental Responsibility Policy (PRSA) by the financial and other institutions authorized to function by the Bacen. Banco Santander already adopts a series of practices established by the Resolution and is working on an action plan for the integral compliance to the new regulation, according to the schedule purposed by the Resolution.

In 2014, the bank was recognized by the magazine Dinheiro for integrating the “50 empresas do bem” ranking (50 companies of good ranking), and for the mobility initiatives of the Building Santander. Also we have been recognized as the first financial institution of BRICS countries with maximum score in the subcategory Responsible Credit of Banks & Responsible Finance Report, by Sustainalytics consulting. Moreover, with pioneer program Reduza e Compense CO2, was recognized by the BeyondBanking Award, which responsible is the Inter-American Development Bank (IDB) and the Ethical Awards, by Ethical Corporation.

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that in the year ended in December 2014, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

The Board of Directors The Executive

(Adopted at the Meeting of the Board of February 2, 2015).
***

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone: (11) 5186-1000
Fac-símile: (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries and special purpose entities ("Consolidated"), consisting of the balance sheet as of December 31, 2014 and the related statements of income, changes in stockholders' equity (Bank) and cash flows for the six-month period and for the year then ended, as well as the summary of significant accounting practices and other explanatory notes to the financial statements.

Management's responsibility for the financial statements

The Bank's management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN) and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries' preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion for the individual and consolidated financial statements

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. as of December 31, 2014, and the results of their operations and their cash flows for the six-month period and for the year then ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil (BACEN).

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Current Assets		370,486,098	273,933,942	377,543,526	278,966,002
Cash	4	4,697,744	5,290,047	5,074,698	5,485,679
Interbank Investments	5	60,185,099	65,498,311	39,680,782	47,477,388
Money Market Investments		24,704,208	32,456,665	24,704,208	32,456,665
Interbank Deposits		24,025,157	21,557,117	3,908,085	2,361,119
Foreign Currency Investments		11,455,734	11,484,529	11,068,489	12,659,604
Securities and Derivative Financial
Instruments	6	63,656,319	33,244,090	64,188,346	33,427,183
Own Portfolio		9,074,933	11,713,343	39,332,776	26,369,720
Subject to Repurchase Commitments		50,834,783	18,103,822	19,863,910	2,423,264
Derivative Financial Instruments		2,532,340	1,988,686	2,329,613	1,924,274
Linked to Central Bank of Brazil		492,584	992,127	492,583	992,127
Privatization Certificates		129	-	128	-
Linked to Guarantees		721,550	446,112	2,169,336	1,717,798
Interbank Accounts	7	29,944,240	35,434,037	30,140,642	35,665,665
Payments and Receipts Pending Settlement		2,120	2,783	2,120	2,783
Restricted Deposits:		29,905,866	35,387,633	30,102,268	35,619,261
Central Bank Deposits		29,904,904	35,387,166	30,101,306	35,618,794
National Housing System		962	467	962	467
Correspondents		36,254	43,621	36,254	43,621
Interbranch Accounts		-	809	-	809
Internal Transfers of Funds		-	809	-	809
Lending Operations	8	81,058,136	52,721,727	101,550,821	70,049,851
Public Sector		72,473	39,581	72,473	39,581
Private Sector		83,625,461	55,457,523	104,509,542	73,206,184
Lending Operations Assignment		6,175	8,337	6,175	8,337
(Allowance for Loan Losses)	8.f	(2,645,973)	(2,783,714)	(3,037,369)	(3,204,251)
Leasing Operations	8	16	4,594	1,734,137	2,147,111
Public Sector		-	-	1,526	2,607
Private Sector		17	4,958	1,763,919	2,199,224
(Allowance for Lease Losses)	8.f	(1)	(364)	(31,308)	(54,720)
Other Receivables		130,099,088	81,129,325	133,806,024	83,923,128
Credits for Guarantees Honored		29	1,640	29	1,640
Foreign Exchange Portfolio	9	84,963,646	46,418,065	84,963,646	46,418,065
Income Receivable		755,548	634,509	594,214	562,547
Trading Account	10	2,921,983	1,521,451	3,543,743	1,611,127
Tax Credits	11	5,708,490	4,711,337	6,324,664	5,476,303
Others	12	36,043,378	27,953,828	38,698,530	29,987,862
(Allowance for Other Receivables Losses)	8.f	(293,986)	(111,505)	(318,802)	(134,416)
Other Assets		845,456	611,002	1,368,076	789,188
Non-Current Assets Held for Sale	13	-	-	353,160	-
Other Assets		523,153	320,575	528,845	325,709
(Allowance for Valuation)		(49,364)	(50,354)	(51,170)	(52,540)
Prepaid Expenses		371,667	340,781	537,241	516,019

		Bank		Consolidated
Note	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Long-Term Assets		225,516,009	207,334,430	195,186,600	186,811,244
Interbank Investments	5	8,518,194	10,422,310	127,789	177,775
Interbank Deposits		8,518,194	10,422,310	127,789	119,286
Foreign Currency Investments		-	-	-	58,489
Securities and Derivative Financial
Instruments	6	111,452,568	77,826,344	68,082,509	44,718,580
Own Portfolio		14,466,343	8,035,591	13,884,372	9,553,573
Subject to Repurchase Commitments		73,504,762	54,523,663	29,306,637	18,538,386
Derivative Financial Instruments		5,967,031	5,209,031	6,033,250	5,337,055
Linked to Central Bank of Brazil		8,366,725	3,611,000	8,793,837	3,611,000
Privatization Certificates		2,796	2,646	2,796	2,646
Linked to Guarantees		9,144,911	6,444,413	10,061,617	7,675,920
Interbank Accounts	7	167,818	167,663	167,818	167,663
Restricted Deposits:		167,818	167,663	167,818	167,663
National Housing System		167,818	167,663	167,818	167,663
Lending Operations	8	76,841,269	94,681,723	91,546,706	110,559,703
Public Sector		81,487	77,568	81,487	77,568
Private Sector		87,144,124	105,233,596	102,340,195	121,667,067
Lending Operations Related to Assignment		265	16,290	265	16,290
(Allowance for Loan Losses)	8.f	(10,384,607)	(10,645,731)	(10,875,241)	(11,201,222)
Leasing Operations	8	26	223	1,564,452	1,867,509
Public Sector		-	-	96	1,442
Private Sector		126	1,229	1,608,421	1,940,097
(Allowance for Lease Losses)	8.f	(100)	(1,006)	(44,065)	(74,030)
Other Receivables		27,951,918	23,707,720	32,710,251	28,299,715
Receivables for Guarantees Honored		42,028	3,242	42,028	3,242
Foreign Exchange Portfolio	9	764,878	591,521	764,878	591,521
Income Receivable		311,834	203,346	312,622	203,346
Negotiation and Intermediation of Securities	10	144,737	3,598	144,737	3,598
Tax Credits	11	13,931,827	12,670,103	15,647,709	14,483,306
Others	12	12,970,972	10,522,830	16,073,456	13,345,268
(Allowance for Other Receivables Losses)	8.f	(214,358)	(286,920)	(275,179)	(330,566)
Other Assets		584,216	528,447	987,075	1,020,299
Temporary Assets		101,801	8,061	101,809	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		484,180	522,151	887,039	1,014,003

Permanent Assets		31,899,655	32,906,640	17,226,028	20,088,367
Investments		16,504,886	13,599,083	37,853	137,357
Investments in Affiliates and Subsidiaries:	15	16,487,039	13,581,435	19,672	115,811
Domestic		13,985,353	11,137,025	19,672	115,811
Foreign		2,501,686	2,444,410	-	-
Other Investments		50,405	49,418	56,396	58,972
(Allowance for Losses)		(32,558)	(31,770)	(38,215)	(37,426)
Fixed Assets	16	6,514,630	6,476,552	6,922,820	6,806,546
Real Estate		2,539,995	2,028,093	2,631,295	2,036,637
Others		9,784,676	9,408,630	10,849,154	9,902,625
(Accumulated Depreciation)		(5,810,041)	(4,960,171)	(6,557,629)	(5,132,716)
Intangibles	17	8,880,139	12,831,005	10,265,355	13,144,464
Goodwill		26,120,037	26,012,090	27,428,386	26,245,038
Intangible Assets		7,245,250	6,899,563	7,594,101	7,061,807
(Accumulated Amortization)		(24,485,148)	(20,080,648)	(24,757,132)	(20,162,381)
Total Assets		627,901,762	514,175,012	589,956,154	485,865,613

		Bank		Consolidated
Note	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Current Liabilities		402,318,185	308,277,749	356,847,717	273,801,367
Deposits	18.a	107,640,787	99,555,081	92,206,481	82,599,906
Demand Deposits		16,126,771	15,908,950	16,049,202	15,604,642
Savings Deposits		37,938,936	33,589,050	37,938,936	33,589,050
Interbank Deposits		18,488,796	19,425,094	3,238,299	2,822,292
Time Deposits		35,086,284	30,631,987	34,980,044	30,583,922
Money Market Funding	18.b	105,431,390	77,412,160	69,587,062	54,935,996
Own Portfolio		92,441,013	47,105,034	56,596,685	38,184,750
Third Parties		11,851,434	22,528,274	11,851,434	8,972,394
Linked to Trading Portfolio Operations		1,138,943	7,778,852	1,138,943	7,778,852
Funds from Acceptance and Issuance of
Securities	18.c	44,771,208	34,294,825	46,317,189	35,592,639
Exchange Acceptances		-	-	618,070	561,957
Resources of Debentures		-	-	-	168,449
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		41,251,342	28,001,194	42,179,253	28,568,602
Securities Issued Abroad		3,257,665	6,293,631	3,257,665	6,293,631
Funding by Structured Operations Certificates		262,201	-	262,201	-
Interbank Accounts	7	13,850	63,719	13,850	63,719
Receipts and Payments Pending Settlement		-	-	-	-
Correspondents		13,850	63,719	13,850	63,719
Interbranch Accounts		2,677,812	2,770,890	2,677,813	2,770,890
Third-Party Funds in Transit		2,676,975	2,770,890	2,676,975	2,770,890
Internal Transfers of Assets		837	-	838	-
Borrowings	18.e	22,662,203	16,683,035	22,873,624	16,243,164
Local Borrowings - Other Institutions		22,965	48,630	119,149	54,917
Foreign Borrowings		22,639,238	16,634,405	22,754,475	16,188,247
Domestic Onlendings - Official Institutions	18.e	5,260,379	3,592,102	5,260,379	3,592,102
National Treasury		233	626	233	626
National Economic and Social Development
Bank (BNDES)		2,751,927	1,499,758	2,751,927	1,499,758
Federal Savings and Loan Bank (CEF)		4,686	2,914	4,686	2,914
National Equipment Financing Authority (FINAME)		2,287,719	1,975,774	2,287,719	1,975,774
Other Institutions		215,814	113,030	215,814	113,030
Foreign Onlendings	18.e	-	19,191	-	19,191
Foreign Onlendings		-	19,191	-	19,191
Derivative Financial Instruments	6	3,767,826	2,068,878	3,927,540	2,010,950
Derivative Financial Instruments		3,767,826	2,068,878	3,927,540	2,010,950
Other Payables		110,092,730	71,817,868	113,983,779	75,972,810
Collected Taxes and Other		69,410	51,239	78,314	58,626
Foreign Exchange Portfolio	9	79,617,514	42,926,601	79,617,514	42,926,601
Social and Statutory		1,021,756	1,707,723	1,159,912	1,755,547
Tax and Social Security	19	1,072,012	922,926	1,591,511	1,914,672
Trading Account	10	870,772	659,005	1,100,253	969,560
Subordinated Debt	20	199,123	2,370,023	199,123	2,370,023
Debt Instruments Eligible to Compose Capital	21	148,298	-	148,298	-
Others	22	27,093,845	23,180,351	30,088,854	25,977,781

		Bank		Consolidated
Note	12/31/2014	12/31/2013	12/31/2014	12/31/2013

Long-Term Liabilities		167,863,855	142,768,904	174,237,406	147,949,412
Deposits	18.a	51,405,411	50,904,700	51,425,486	51,613,201
Interbank Deposits		359,232	30,339	538,132	1,097,225
Time Deposits		51,046,179	50,874,361	50,887,354	50,515,976
Money Market Funding	18.b	41,115,308	25,010,361	40,765,686	23,526,094
Own Portfolio		31,057,727	25,010,361	30,708,105	23,526,094
Linked to Trading Portfolio Operations		10,057,581	-	10,057,581	-
Funds from Acceptance and Issuance of
Securities	18.c	25,859,065	30,856,381	28,634,380	33,468,316
Exchange Acceptances		-	-	380,791	545,508
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		17,319,206	18,980,292	19,713,730	21,046,719
Securities Issued Abroad		8,537,959	11,876,089	8,537,959	11,876,089
Funding by Structured Operations Certificates		1,900	-	1,900	-
Borrowings	18.e	1,570,206	1,732,185	1,570,206	1,732,185
Local Borrowings - Other Institutions		4,125	26,313	4,125	26,313
Foreign Borrowings		1,566,081	1,705,872	1,566,081	1,705,872
Domestic Onlendings - Official Institutions	18.e	10,353,134	8,164,559	10,353,134	8,164,559
National Treasury		418	241	418	241
National Economic and Social Development
Bank (BNDES)		4,732,009	4,348,219	4,732,009	4,348,219
Federal Savings and Loan Bank (CEF)		111,319	68,442	111,319	68,442
National Equipment Financing Authority (FINAME)		5,500,089	3,747,657	5,500,089	3,747,657
Other Institutions		9,299	-	9,299	-
Derivative Financial Instruments	6	4,704,079	3,789,610	4,885,034	3,854,468
Derivative Financial Instruments		4,704,079	3,789,610	4,885,034	3,854,468
Other Payables		32,856,652	22,311,108	36,603,480	25,590,589
Foreign Exchange Portfolio	9	679,901	507,024	679,901	507,024
Tax and Social Security	19	12,618,120	10,553,902	15,839,704	13,367,042
Negotiation and Intermediation of Securities	10	30,619	46,907	30,619	48,181
Subordinated Debts	20	7,094,953	6,536,121	7,094,953	6,536,121
Debt Instruments Eligible to Compose Capital	21	6,628,348	-	6,628,348	-
Others	22	5,804,711	4,667,154	6,329,955	5,132,221

Deferred Income		394,492	303,006	408,926	308,183
Deferred Income		394,492	303,006	408,926	308,183

Minority Interest		-	-	1,141,420	987,444

Stockholders' Equity	24	57,325,230	62,825,353	57,320,685	62,819,207
Capital:		57,000,000	62,828,201	57,000,000	62,828,201
Brazilian Residents		4,808,186	6,251,291	4,808,186	6,251,291
Foreign Residents		52,191,814	56,576,910	52,191,814	56,576,910
Capital Reserves		548,164	827,496	548,641	828,217
Profit Reserves		2,104,205	1,481,301	2,097,573	1,466,402
Adjustment to Fair Value		(1,881,638)	(2,019,938)	(1,880,028)	(2,011,906)
(-) Treasury Shares		(445,501)	(291,707)	(445,501)	(291,707)
Total Liabilities		627,901,762	514,175,012	589,956,154	485,865,613
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

				Bank			Consolidated
		07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
	Note	12/31/2014	12/31/2014	12/31/2013	12/31/2014	12/31/2014	12/31/2013

Financial Income		37,594,959	64,932,872	54,313,805	37,210,696	64,967,001	56,377,625
Lending Operations		20,447,827	34,916,695	33,837,944	23,808,549	41,496,734	39,596,299
Leasing Operations		-	-	2,985	235,050	489,141	621,289
Securities Transactions	6.a	14,692,358	24,352,271	17,867,744	10,998,552	17,543,078	13,624,743
Derivatives Transactions		74,588	721,273	466,825	(226,202)	462,773	378,161
Foreign Exchange Operations		880,900	1,751,344	(212,568)	880,900	1,751,344	(212,568)
Operations of Sale or Transfer of Financial Assets		16,216	22,096	56,758	19,289	31,708	57,250
Compulsory Deposits		1,483,070	3,169,193	2,294,117	1,494,558	3,192,223	2,312,451

Financial Expenses		(32,234,346)	(51,165,115)	(41,847,784)	(30,376,160)	(48,377,282)	(40,947,935)
Funding Operations Market	18.d	(22,460,215)	(37,053,215)	(26,251,337)	(20,048,533)	(32,802,414)	(23,765,232)
Borrowings and Onlendings Operations		(4,370,995)	(3,438,217)	(2,728,857)	(4,462,487)	(3,665,950)	(2,863,621)
Leasing Operations		(692)	(1,258)	-	-	-	-
Allowance for Loan Losses	8.f	(5,402,444)	(10,672,425)	(12,867,590)	(5,865,140)	(11,908,918)	(14,319,082)

Gross Profit From Financial Operations		5,360,613	13,767,757	12,466,021	6,834,536	16,589,719	15,429,690

Other Operating (Expenses) Income		(6,378,695)	(12,327,116)	(13,315,711)	(7,234,630)	(14,112,164)	(15,025,091)
Income from Services Rendered	27	3,737,844	7,241,626	6,956,705	4,259,615	8,159,789	7,771,522
Income from Banking Fees	27	1,194,434	2,369,355	2,399,088	1,482,458	2,898,150	2,902,857
Personnel Expenses	28	(3,141,811)	(5,962,770)	(5,944,297)	(3,400,880)	(6,395,315)	(6,282,918)
Other Administrative Expenses	29	(6,284,339)	(12,274,421)	(12,212,311)	(6,773,589)	(13,050,754)	(12,800,803)
Tax Expenses	30	(1,249,940)	(2,687,448)	(2,467,983)	(1,473,906)	(3,146,382)	(2,987,768)
Investments in Affiliates and Subsidiaries	15	703,724	1,291,145	967,314	2,258	2,549	20,113
Other Operating Income	31	1,592,535	2,813,366	1,828,863	1,632,350	2,879,783	2,131,530
Other Operating Expenses	32	(2,931,142)	(5,117,969)	(4,843,090)	(2,962,936)	(5,459,984)	(5,779,624)

Operating Income		(1,018,082)	1,440,641	(849,690)	(400,094)	2,477,555	404,599

Non-Operating Income	33	96,411	143,149	1,133,623	95,356	140,752	1,257,811

Income Before Taxes on Income and Profit Sharing		(921,671)	1,583,790	283,933	(304,738)	2,618,307	1,662,410

Income Tax and Social Contribution	34	2,449,231	1,509,259	2,230,544	1,973,582	732,677	1,650,843
Provision for Income Tax		135,657	(392,599)	(7,881)	118,155	(625,056)	(123,286)
Provision for Social Contribution Tax		99,025	(198,696)	(134,569)	62,282	(388,955)	(327,064)
Deferred Tax Credits		2,214,549	2,100,554	2,372,994	1,793,145	1,746,688	2,101,193

Profit Sharing		(415,249)	(940,145)	(888,919)	(438,383)	(991,193)	(958,394)

Minority Interest		-	-	-	(115,213)	(198,621)	(247,532)

Net Income		1,112,311	2,152,904	1,625,558	1,115,248	2,161,170	2,107,327

Number of Shares (Thousands)	24.a	7,541,616	7,541,616	7,563,696
Net Income per Thousand Shares (R$)		147.49	285.47	214.92
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for		Affiliates	Others
			Capital	Legal	Dividend	Own	and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2012 Adjusted		62,828,201	610,215	1,300,216	955,527	413,578	73,737	(2,524,323)	-	(170,562)	63,486,589
Employee Benefit Plan		-	175,292	-	-	-	-	1,192,059	-	-	1,367,351
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(121,145)	(121,145)
Result of Treasury Shares	24.d	-	(716)	-	-	-	-	-	-	-	(716)
Reservations for Share - Based Payment	35.f	-	42,705	-	-	-	-	-	-	-	42,705
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(974,075)	(200,914)	-	-	-	(1,174,989)
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(955,527)	-	-	-	-	-	(955,527)
Net Income		-	-	-	-	-	-	-	1,625,558	-	1,625,558
Allocations:
Legal Reserve		-	-	81,278	-	-	-	-	(81,278)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(1,144,473)	-	(1,144,473)
Interest on Capital	24.b	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Reserve for Dividend Equalization	24.c	-	-	-	99,807	-	-	-	(99,807)	-	-
Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan		-	-	-	-	-	-	(549,088)	-	-	(549,088)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(153,749)	(153,749)
Result of Treasury Shares	24.d	-	(4,926)	-	-	-	-	-	-	-	(4,926)
Reservations for Share - Based Payment	35.f	-	(89,094)	-	-	-	-	-	-	-	(89,094)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	678,372	9,016	-	-	-	687,388
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	24.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(45)	(6,013,558)
Net Income		-	-	-	-	-	-	-	2,152,904	-	2,152,904
Allocations:
Legal Reserve		-	-	107,645	-	-	-	-	(107,645)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(740,193)	-	(740,193)
Interest on Capital	24.b	-	-	-	-	-	-	-	(690,000)	-	(690,000)
Reserve for Dividend Equalization	24.c	-	-	-	615,066	-	-	-	(615,066)	-	-
Balances as of December 31, 2014		57,000,000	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230

Balances as of June 30, 2014		57,000,000	637,513	1,433,524	468,370	232,465	(81,403)	(1,330,492)	-	(351,993)	58,007,984
Employee Benefit Plan		-	-	-	-	-	-	(550,860)	-	-	(550,860)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(93,482)	(93,482)
Result of Treasury Shares	24.d	-	434	-	-	-	-	-	-	-	434
Reservations for Share - Based Payment	35.f	-	(89,783)	-	-	-	-	-	-	-	(89,783)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(114,590)	(36,758)	-	-	-	(151,348)
Restructuring of Capital	24.d & f	-	-	-	-	-	-	-	-	(26)	(26)
Net Income		-	-	-	-	-	-	-	1,112,311	-	1,112,311
Allocations:
Legal Reserve		-	-	55,615	-	-	-	-	(55,615)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(220,000)	-	(220,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(690,000)	-	(690,000)
Reserve for Dividend Equalization	24.c	-	-	-	146,696	-	-	-	(146,696)	-	-
Balances as of December 31, 2014		57,000,000	548,164	1,489,139	615,066	117,875	(118,161)	(1,881,352)	-	(445,501)	57,325,230
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Real - R$, unless otherwise stated

				Bank			Consolidated
		07/01 to	01/01 to	01/01 to	07/01 to	01/01 to	01/01 to
	Note	12/31/2014	12/31/2014	12/31/2013	12/31/2014	12/31/2014	12/31/2013
Operational Activities
Net Income		1,112,311	2,152,904	1,625,558	1,115,248	2,161,170	2,107,327
Adjustment to Net Income		6,859,990	16,627,866	18,129,215	8,852,906	19,949,198	21,450,216
Allowance for Loan Losses	8.f	5,402,444	10,672,425	12,867,590	5,865,140	11,908,918	14,319,082
Provision for Legal Proceedings and Administrative and Legal Obligations		2,274,570	4,342,246	2,756,254	2,493,005	4,899,698	3,450,872
Deferred Tax Credits		(2,636,378)	(2,423,663)	(1,539,619)	(2,322,730)	(2,346,517)	(1,748,844)
Equity in Affiliates and Subsidiaries	15	(703,724)	(1,291,145)	(967,314)	(2,258)	(2,549)	(20,113)
Depreciation and Amortization	29	2,743,572	5,422,583	5,327,864	2,879,868	5,584,391	5,368,521
Recognition (Reversal) Allowance for Other Assets Losses	33	(58)	(1,016)	(96,737)	(349)	(1,383)	(97,226)
Result on Sale of Other Assets	33	(71,325)	(100,244)	(122,705)	(72,226)	(101,777)	(126,083)
Result on Impairment of Assets	32	9,608	10,879	349,030	9,783	11,054	349,030
Result on Sale of Investments	33	-	-	(47,303)	1,882	1,925	(47,140)
Provision for Losses on Other Investments		-	-	-	-	-	1,200
Others		(158,719)	(4,199)	(397,845)	791	(4,562)	917
Changes on Assets and Liabilities		2,015,659	(22,252,456)	(5,576,909)	(1,112,680)	(27,490,145)	(6,651,241)
Decrease (Increase) in Interbank Investments		(2,915,623)	(5,581,655)	7,482,318	(3,254,730)	(6,372,440)	6,456,890
Decrease (Increase) in Securities and Derivative Financial Instruments		(28,993,947)	(60,896,874)	(10,499,200)	(24,979,783)	(50,731,878)	(2,255,015)
Decrease (Increase) in Lending and Leasing Operations		(15,652,375)	(20,095,811)	(19,927,971)	(16,987,668)	(22,513,899)	(22,986,465)
Decrease (Increase) in Deposits on Central Bank of Brazil		2,588,476	5,482,262	(1,304,652)	12,371,497	5,517,488	(1,308,769)
Decrease (Increase) in Other Receivables		(60,994,950)	(52,721,517)	(14,673,684)	(62,295,674)	(54,311,096)	(15,419,796)
Decrease (Increase) in Other Assets		22,108	7,085	(157,229)	51,884	109,071	(75,540)
Net Change on Other Interbank and Interbranch Accounts		11,074,649	(134,758)	806,762	1,337,872	(134,757)	806,762
Increase (Decrease) in Deposits		(7,354,558)	8,586,417	(5,507,545)	9,509,519	9,414,204	7,667,968
Increase (Decrease) in Money Market Funding		41,129,707	44,124,177	22,768,841	20,408,722	31,892,078	5,933,528
Increase (Decrease) in Borrowings		8,778,371	9,654,850	4,764,309	8,797,256	10,128,587	4,324,438
Increase (Decrease) in Other Liabilities		54,270,120	49,239,479	11,169,892	54,082,035	49,976,104	11,421,712
Increase (Decrease) in Change in Deferred Income		71,278	91,486	80,911	73,771	100,743	86,084
Tax Paid		(7,597)	(7,597)	(579,661)	(227,381)	(564,350)	(1,303,038)
Net Cash Provided by (Used in) Operational Activities		9,987,960	(3,471,686)	14,177,864	8,855,474	(5,379,777)	16,906,302
Investing Activities
Acquisition of Investment		(2,413,935)	(2,508,028)	(336,460)	(2,881)	(5,366)	(126,394)
Acquisition of Fixed Assets		(770,273)	(964,430)	(1,641,247)	(913,350)	(1,135,706)	(2,069,815)
Acquisition of Intangible Assets		(423,653)	(643,325)	(834,727)	(386,943)	(630,882)	(952,985)
Net Cash Received on Sale/Reduction of Investments		140,536	146,839	4,315,971	725	6,986	25,869
Acquisition of Subsidiary, unless Net Cash on Acquisition	15	-	-	-	(1,117,944)	(1,117,944)	-
Proceeds from Assets not in Use		36,031	98,909	31,490	37,417	101,312	36,630
Proceeds from Property for Own Use		128,899	137,219	182,113	205,191	207,254	296,964
Dividends and Interest on Capital Received		621,868	942,834	73,760	56,408	67,958	37,850
Net Cash Provided by (Used in) Investing Activities		(2,680,527)	(2,789,982)	1,790,900	(2,121,377)	(2,506,388)	(2,751,881)
Financing Activities
Restructuring of Capital	24.f	-	(6,000,000)	-	-	(6,000,000)	-
Issuance Debt Instruments Eligible to Compose Capital	24.f	-	6,000,000	-	-	6,000,000	-
Acquisition of Own Share	24.d & f	(93,508)	(167,307)	(121,145)	(93,508)	(167,307)	(121,145)
Issuance of Long - Term Emissions		30,492,990	53,442,629	45,417,762	31,294,196	54,974,845	47,696,402
Long - Term Payments		(30,297,502)	(55,438,217)	(40,713,019)	(31,045,839)	(56,766,123)	(41,751,852)
Subordinated Debts - Payments		(1,985,447)	(2,495,283)	-	(1,985,447)	(2,495,283)	-
Debt Instruments Eligible to Compose Capital - Payments		(224,242)	(284,573)	-	(224,242)	(284,573)	-
Dividends and Interest on Capital Paid		(733,144)	(2,186,867)	(2,050,907)	(700,970)	(2,159,383)	(2,052,069)
Increase (Decrease) on Minority Interest		-	-	-	143,966	153,976	158,617
Net Cash Provided by (Used in) Financing Activities		(2,840,853)	(7,129,618)	2,532,691	(2,611,844)	(6,743,848)	3,929,953
Net Increase (Decrease) in Cash and Cash Equivalents		4,466,580	(13,391,286)	18,501,455	4,122,253	(14,630,013)	18,084,374
Cash and Cash Equivalents at the Beginning of Period	4	18,945,444	36,803,310	18,301,855	19,279,480	38,031,746	19,947,372
Cash and Cash Equivalents at the End of Period	4	23,412,024	23,412,024	36,803,310	23,401,733	23,401,733	38,031,746
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		01/01 to			01/01 to	01/01 to		01/01 to
	Note	12/31/2014		12/31/2013		12/31/2014		12/31/2013

Financial Income		64,932,872		54,313,805		64,967,001		56,377,625
Income from Services Rendered and Banking Fees	27	9,610,981		9,355,793		11,057,939		10,674,379
Allowance for Loans Losses	8.f	(10,672,425)		(12,867,590)		(11,908,918)		(14,319,082)
Other Income and Expenses		(50,021)		841,420		(681,707)		59,940
Financial Expenses		(40,492,690)		(28,980,194)		(36,468,364)		(26,628,853)
Third-party Input		(6,169,436)		(6,511,754)		(6,751,062)		(7,039,795)
Materials, Energy and Others		(247,718)		(260,361)		(252,183)		(263,107)
Third-Party Services	29	(2,196,915)		(2,115,250)		(2,466,250)		(2,421,036)
Impairment of Assets	32	(10,879)		(349,030)		(11,054)		(349,030)
Others		(3,713,924)		(3,787,113)		(4,021,575)		(4,006,622)
Gross Added Value		17,159,281		16,151,480		20,214,889		19,124,214
Retentions
Depreciation and Amortization	29	(5,422,583)		(5,327,864)		(5,584,391)		(5,368,521)
Added Value Produced Net		11,736,698		10,823,616		14,630,498		13,755,693
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1,291,145		967,314		2,549		20,113
Added Value to Distribute		13,027,843		11,790,930		14,633,047		13,775,806
Added Value Distribution
Employee		6,059,947	46.5%	5,991,148	50.8%	6,481,680	44.3%	6,353,932	46.2%
Compensation	28	3,453,998		3,416,769		3,711,463		3,620,864
Benefits	28	1,131,376		1,099,334		1,209,883		1,161,303
Government Severance Indemnity Funds for Employees - FGTS		293,679		265,464		315,980		281,270
Others		1,180,894		1,209,581		1,244,354		1,290,495
Taxes and Contributions		4,121,711	31.7%	3,452,501	29.3%	5,065,221	34.6%	4,325,498	31.4%
Federal		3,713,527		3,053,804		4,590,409		3,859,919
State		1,294		620		1,922		683
Municipal		406,890		398,077		472,890		464,896
Compensation of Third-Party Capital - Rental	29	693,281	5.3%	721,723	6.1%	726,355	5.0%	741,517	5.3%
Remuneration of Interest on Capital		2,152,904	16.5%	1,625,558	13.8%	2,359,791	16.1%	2,354,859	17.1%
Dividends	24.b	740,193		1,144,473		740,193		1,144,473
Interest on Capital	24.b	690,000		300,000		690,000		300,000
Profit Reinvestment		722,711		181,085		730,977		662,854
Participation Results of Minority of Shareholders		-		-		198,621		247,532
Total		13,027,843	100.0%	11,790,930	100.0%	14,633,047	100.0%	13,775,806	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) participating company of the securitization of future flow of payment orders received from abroad (Note 18.c) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the year ended on December 31, 2014 were approved by Board of Directors at the meeting held on February 2, 2015.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2014 will be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

l) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses (Note 32).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Notes 21 and 24.f.

o) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

p) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

q) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study.

r) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

s) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

			Bank			Consolidated
	12/31/2014	12/31/2013	12/31/2012	12/31/2014	12/31/2013	12/31/2012
Cash	4,697,744	5,290,047	4,653,214	5,074,698	5,485,679	4,742,486
Interbank Investments	18,714,280	31,513,263	13,648,641	18,327,035	32,546,067	15,204,886
Money Market Investments	6,260,149	19,659,462	4,273,832	6,260,149	19,659,462	4,273,832
Interbank Deposits	998,397	369,975	486,036	998,397	227,905	535,536
Foreign Currency Investments	11,455,734	11,483,826	8,888,773	11,068,489	12,658,700	10,395,518
Total	23,412,024	36,803,310	18,301,855	23,401,733	38,031,746	19,947,372

5. Interbank Investments

					Bank
				12/31/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	24,403,359	300,849	-	24,704,208	32,456,665
Own Portfolio	5,210,302	-	-	5,210,302	1,898,843
Treasury Bills - LFT	-	-	-	-	65
National Treasury Bills - LTN	3,287,685	-	-	3,287,685	992,776
National Treasury Notes - NTN	1,922,617	-	-	1,922,617	906,002
Third-party Portfolio	7,805,832	299,020	-	8,104,852	22,493,734
National Treasury Bills - LTN	3,358,072	-	-	3,358,072	5,197,975
National Treasury Notes - NTN	4,447,760	299,020	-	4,746,780	17,295,759
Sold Position	11,387,225	1,829	-	11,389,054	8,064,088
National Treasury Bills - LTN	4,213,319	-	-	4,213,319	2,732,394
National Treasury Notes - NTN	7,173,906	1,829	-	7,175,735	5,331,694
Interbank Deposits	4,391,428	19,633,729	8,518,194	32,543,351	31,979,427
Foreign Currency Investments	11,455,734	-	-	11,455,734	11,484,529
Total	40,250,521	19,934,578	8,518,194	68,703,293	75,920,621
Current				60,185,099	65,498,311
Long-term				8,518,194	10,422,310

					Consolidated
				12/31/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	24,403,359	300,849	-	24,704,208	32,456,665
Own Portfolio	5,210,302	-	-	5,210,302	15,454,722
Treasury Bills - LFT	-	-	-	-	65
National Treasury Bills - LTN	3,287,685	-	-	3,287,685	3,796,044
National Treasury Notes - NTN	1,922,617	-	-	1,922,617	11,658,613
Third-party Portfolio	7,805,832	299,020	-	8,104,852	8,937,855
National Treasury Bills - LTN	3,358,072	-	-	3,358,072	2,394,707
National Treasury Notes - NTN	4,447,760	299,020	-	4,746,780	6,543,148
Sold Position	11,387,225	1,829	-	11,389,054	8,064,088
National Treasury Bills - LTN	4,213,319	-	-	4,213,319	2,732,394
National Treasury Notes - NTN	7,173,906	1,829	-	7,175,735	5,331,694
Interbank Deposits	1,900,947	2,007,138	127,789	4,035,874	2,480,405
Foreign Currency Investments	11,068,489	-	-	11,068,489	12,718,093
Total	37,372,795	2,307,987	127,789	39,808,571	47,655,163
Current				39,680,782	47,477,388
Long-term				127,789	177,775

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				12/31/2014	12/31/2013
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	48,975,409	(214,101)	-	48,761,308	24,579,539
Government Securities	45,763,418	(208,434)	-	45,554,984	21,393,756
Private Securities	3,211,991	(5,667)	-	3,206,324	3,185,783
Available-for-Sale Securities	118,004,032	(36,837)	(119,058)	117,848,137	79,292,799
Government Securities	56,171,528	-	(111,556)	56,059,972	26,922,412
Private Securities	61,832,504	(36,837)	(7,502)	61,788,165	52,370,387
Held-to-Maturity Securities	71	-	-	71	379
Government Securities	71	-	-	71	379
Total Securities	166,979,512	(250,938)	(119,058)	166,609,516	103,872,717
Derivatives (Assets)	9,940,599	(1,420,779)	(20,449)	8,499,371	7,197,717
Total Securities and Derivatives	176,920,111	(1,671,717)	(139,507)	175,108,887	111,070,434
Current				63,656,319	33,244,090
Long-term				111,452,568	77,826,344
Derivatives (Liabilities)	(8,843,951)	454,836	(82,790)	(8,471,905)	(5,858,488)
Current				(3,767,826)	(2,068,878)
Long-term				(4,704,079)	(3,789,610)

					Consolidated
				12/31/2014	12/31/2013
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	49,560,343	(261,324)	-	49,299,019	23,551,126
Government Securities	47,505,291	(208,574)	-	47,296,717	22,534,544
Private Securities	2,055,052	(52,750)	-	2,002,302	1,016,582
Available-for-Sale Securities	74,840,830	(36,837)	(195,091)	74,608,902	47,332,929
Government Securities	58,334,774	-	(199,117)	58,135,657	29,207,980
Private Securities	16,506,056	(36,837)	4,026	16,473,245	18,124,949
Held-to-Maturity Securities	71	-	-	71	379
Government Securities	71	-	-	71	379
Total Securities	124,401,244	(298,161)	(195,091)	123,907,992	70,884,434
Derivatives (Assets)	9,769,140	(1,385,828)	(20,449)	8,362,863	7,261,329
Total Securities and Derivatives	134,170,384	(1,683,989)	(215,540)	132,270,855	78,145,763
Current				64,188,346	33,427,183
Long-term				68,082,509	44,718,580
Derivatives (Liabilities)	(9,273,994)	549,649	(88,229)	(8,812,574)	(5,865,418)
Current				(3,927,540)	(2,010,950)
Long-term				(4,885,034)	(3,854,468)

II) Trading Securities

				Bank				Consolidated
			12/31/2014	12/31/2013			12/31/2014	12/31/2013
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	45,763,418	(208,434)	45,554,984	21,393,756	47,505,291	(208,574)	47,296,719	22,534,544
Treasury Bills - LFT	446,654	34	446,688	486,148	1,782,781	(106)	1,782,676	1,453,956
National Treasury Bills - LTN	30,266,001	(94,749)	30,171,252	11,703,153	30,671,748	(94,749)	30,576,999	11,876,133
National Treasury Notes - NTN A	159,446	3,394	162,840	552,411	159,446	3,394	162,840	552,411
National Treasury Notes - NTN B	7,809,603	(80,802)	7,728,801	5,047,862	7,809,602	(80,802)	7,728,801	5,047,862
National Treasury Notes - NTN C	2,547	(74)	2,473	29,755	2,547	(74)	2,473	29,755
National Treasury Notes - NTN F	6,947,288	(36,150)	6,911,138	3,449,681	6,947,288	(36,150)	6,911,138	3,449,681
Agricultural Debt Securities - TDA	128,096	(41)	128,055	111,703	128,096	(41)	128,055	111,703
Brazilian Foreign Debt Notes	3,783	(46)	3,737	13,043	3,783	(46)	3,737	13,043
Private Securities	3,211,991	(5,667)	3,206,324	3,185,783	2,055,052	(52,750)	2,002,302	1,016,582
Shares	4,742	211	4,953	192,982	331,447	(46,972)	284,475	300,999
Receivables Investment Fund - FIDC (1)	13,442	-	13,442	18,866	13,442	-	13,442	18,866
Investment Fund Shares in Participation - FIP	-	-	-	-	36,837	-	36,837	48,917
Investment Fund Shares	3,329	-	3,329	3,453	375,521	-	375,521	264,791
Investment Fund Real Estate	-	-	-	-	540	-	540	-
Debentures	3,180,721	(303)	3,180,418	2,931,084	1,144,110	(303)	1,143,807	276,849
Financial Bills - LF	-	-	-	-	137,418	100	137,518	62,322
Certificates of Real Estate Receivables - CRI	9,757	(5,575)	4,182	39,398	9,840	(5,575)	4,265	39,507
Bank Deposits Certificates - CDB	-	-	-	-	5,897	-	5,897	4,331
Total	48,975,409	(214,101)	48,761,308	24,579,539	49,560,343	(261,324)	49,299,021	23,551,126

						Bank
						12/31/2014
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	6,587,455	16,795,837	12,905,498	9,266,194	45,554,984
Treasury Bills - LFT	-	99,334	58,574	58,269	230,511	446,688
National Treasury Bills - LTN	-	6,181,737	16,560,014	6,307,869	1,121,632	30,171,252
National Treasury Notes - NTN A	-	-	-	-	162,840	162,840
National Treasury Notes - NTN B	-	-	144,002	4,695,878	2,888,921	7,728,801
National Treasury Notes - NTN C	-	-	-	1,011	1,462	2,473
National Treasury Notes - NTN F	-	298,027	-	1,789,349	4,823,762	6,911,138
Agricultural Debt Securities - TDA	-	8,178	33,247	51,882	34,748	128,055
Brazilian Foreign Debt Securities	-	179	-	1,240	2,318	3,737
Private Securities	4,953	3,329	-	69,111	3,128,931	3,206,324
Shares	4,953	-	-	-	-	4,953
Receivables Investment Fund - FIDC (1)	-	-	-	13,442	-	13,442
Investment Fund Shares	-	3,329	-	-	-	3,329
Debentures	-	-	-	55,669	3,124,749	3,180,418
Certificates of Real Estate Receivables - CRI	-	-	-	-	4,182	4,182
Total	4,953	6,590,784	16,795,837	12,974,609	12,395,125	48,761,308

						Consolidated
						12/31/2014
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	7,351,374	16,981,518	13,034,856	9,928,969	47,296,717
Treasury Bills - LFT	-	516,414	244,254	128,717	893,290	1,782,675
National Treasury Bills - LTN	-	6,528,575	16,560,014	6,366,780	1,121,630	30,576,999
National Treasury Notes - NTN A	-	-	-	-	162,840	162,840
National Treasury Notes - NTN B	-	-	144,002	4,695,876	2,888,922	7,728,800
National Treasury Notes - NTN C	-	-	-	1,011	1,462	2,473
National Treasury Notes - NTN F	-	298,027	-	1,789,349	4,823,762	6,911,138
Agricultural Debt Securities - TDA	-	8,179	33,248	51,883	34,745	128,055
Brazilian Foreign Debt Notes	-	179	-	1,240	2,318	3,737
Private Securities	657,424	35,093	27,846	156,052	1,125,887	2,002,302
Shares	284,475	-	-	-	-	284,475
Receivables Investment Fund - FIDC (1)	-	-	-	13,442	-	13,442
Investment Fund Shares in Participation - FIP	-	-	-	-	36,837	36,837
Investment Fund Shares	372,007	3,514	-	-	-	375,521
Investment Fund Real Estate	540	-	-	-	-	540
Debentures	-	3,412	-	55,669	1,084,726	1,143,807
Financial Bills - LF	-	27,914	23,463	86,141	-	137,518
Certificates of Real Estate Receivables - CRI	-	83	-	-	4,182	4,265
Bank Deposits Certificates - CDB	402	170	4,383	800	142	5,897
Total	657,424	7,386,467	17,009,364	13,190,908	11,054,856	49,299,019

III) Available-for-Sale Securities

					Bank
				12/31/2014	12/31/2013
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	56,171,528	-	(111,556)	56,059,972	26,922,412
Treasury Certificates - CFT	409	-	185	594	533
Securitized Credit	2,466	-	458	2,924	2,646
Treasury Bills - LFT	663,559	-	(31)	663,528	412,691
National Treasury Bills - LTN	29,081,347	-	(110,970)	28,970,377	16,305,953
National Treasury Notes - NTN A	3,422,642	-	122,640	3,545,282	847,539
National Treasury Notes - NTN B	5,602,091	-	(47,733)	5,554,358	2,892,378
National Treasury Notes - NTN C (2)	1,301,975	-	(47,047)	1,254,928	1,202,201
National Treasury Notes - NTN F (2) (6)	10,342,765	-	(179,241)	10,163,524	4,697,950
Brazilian Foreign Debt Bonds (7)	4,136,087	-	146,593	4,282,680	-
Securities issued abroad - Spain	1,152,849	-	3,564	1,156,413	-
Securities issued abroad - Mexican	-	-	-	-	496,898
Debentures (3)	465,338	-	26	465,364	63,623
Private Securities	61,832,504	(36,837)	(7,502)	61,788,165	52,370,387
Shares	845,138	-	74,989	920,127	747,070
Receivables Investment Fund - FIDC (1)	711,754	-	-	711,754	1,445,501
Investment Fund Shares in Participation - FIP (8)	552,877	-	-	552,877	504,060
Investment Fund Shares (8)	524,696	-	(58,409)	466,287	439,778
Real Estate Fund Shares	-	-	-	-	12,705
Debentures (4)	54,517,121	(36,837)	(24,524)	54,455,760	44,506,613
Eurobonds	283,990	-	(37,276)	246,714	47
Promissory Notes - NP (5)	2,994,898	-	85,637	3,080,535	2,440,522
Real Estate Credit Notes - CCI	17,343	-	266	17,609	20,794
Financial Bills - LF	668,527	-	(4,348)	664,179	1,313,238
Certificates of Real Estate Receivables - CRI	716,160	-	(43,837)	672,323	940,059
Total	118,004,032	(36,837)	(119,058)	117,848,137	79,292,799

					Consolidated
				12/31/2014	12/31/2013
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	58,334,774	-	(199,117)	58,135,657	29,207,980
Treasury Certificates - CFT	409	-	185	594	533
Securitized Credit	2,466	-	458	2,924	2,646
Treasury Bills - LFT	1,231,200	-	(10)	1,231,190	801,881
National Treasury Bills - LTN	29,530,504	-	(119,760)	29,410,744	16,833,806
National Treasury Notes - NTN A	3,422,642	-	122,640	3,545,282	847,539
National Treasury Notes - NTN B	5,602,091	-	(47,733)	5,554,358	2,892,378
National Treasury Notes - NTN C (2)	1,301,975	-	(47,047)	1,254,928	1,202,201
National Treasury Notes - NTN F (2) (6)	11,489,213	-	(258,033)	11,231,180	6,066,475
Brazilian Foreign Debt Bonds (7)	4,136,087	-	146,593	4,282,680	-
Securities issued abroad - Spain	1,152,849	-	3,564	1,156,413	-
Securities issued abroad - Mexican	-	-	-	-	496,898
Debentures (3)	465,338	-	26	465,364	63,623
Private Securities	16,506,056	(36,837)	4,026	16,473,245	18,124,949
Shares	879,162	-	92,634	971,796	846,626
Receivables Investment Fund - FIDC (1)	859,946	-	-	859,946	1,590,282
Investment Fund Shares in Participation - FIP (8)	1,081,456	-	-	1,081,456	665,663
Investment Fund Shares (8)	221,944	-	(58,413)	163,531	749,602
Real Estate Fund Shares	64,644	-	(4,188)	60,456	59,986
Debentures (4)	8,532,740	(36,837)	(25,751)	8,470,152	9,329,767
Eurobonds	283,990	-	(37,276)	246,714	47
Promissory Notes - NP (5)	2,994,898	-	85,637	3,080,535	2,440,521
Real Estate Credit Notes - CCI	17,343	-	266	17,609	20,794
Financial Bills - LF	853,773	-	(5,046)	848,727	1,481,602
Certificates of Real Estate Receivables - CRI	716,160	-	(43,837)	672,323	940,059
Total	74,840,830	(36,837)	(195,091)	74,608,902	47,332,929

						Bank
						12/31/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	6,160,996	672,931	16,628,371	32,597,674	56,059,972
Treasury Certificates - CFT	-	-	-	-	594	594
Securitized Credit	-	-	128	1,403	1,393	2,924
Treasury Bills - LFT	-	-	-	-	663,528	663,528
National Treasury Bills - LTN	-	5,482,618	30,188	14,484,251	8,973,320	28,970,377
National Treasury Notes - NTN A	-	-	16,346	-	3,528,936	3,545,282
National Treasury Notes - NTN B	-	44,108	587,345	-	4,922,905	5,554,358
National Treasury Notes - NTN C (2)	-	14,780	-	-	1,240,148	1,254,928
National Treasury Notes - NTN F (2) (6)	-	526,938	-	758,225	8,878,361	10,163,524
Brazilian Foreign Debt Bonds (7)	-	84,715	15,519	-	4,182,446	4,282,680
Securities issued abroad - Spain	-	-	4,376	1,152,037	-	1,156,413
Debentures (3)	-	7,837	19,029	232,455	206,043	465,364
Private Securities	1,364,283	1,208,359	2,956,031	22,124,546	34,134,946	61,788,165
Shares	186,242	-	-	-	733,885	920,127
Receivables Investment Fund - FIDC (1)	711,754	-	-	-	-	711,754
Investment Fund Shares in Participation - FIP (8)	-	-	-	-	552,877	552,877
Investment Fund Shares (8)	466,287	-	-	-	-	466,287
Debentures (4)	-	154,496	1,701,511	20,591,296	32,008,457	54,455,760
Eurobonds	-	7,056	-	-	239,658	246,714
Promissory Notes - NP (5)	-	620,312	1,007,447	1,194,024	258,752	3,080,535
Real Estate Credit Notes - CCI	-	5,008	-	8,007	4,594	17,609
Financial Bills - LF	-	382,435	104,236	177,508	-	664,179
Certificates of Real Estate Receivables - CRI	-	39,052	142,837	153,711	336,723	672,323
Total	1,364,283	7,369,355	3,628,962	38,752,917	66,732,620	117,848,137

						Consolidated
						12/31/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	6,212,265	672,931	17,668,041	33,582,420	58,135,657
Treasury Certificates - CFT	-	-	-	-	594	594
Securitized Credit	-	-	128	1,403	1,393	2,924
Treasury Bills - LFT	-	-	-	-	1,231,190	1,231,190
National Treasury Bills - LTN	-	5,482,618	30,188	14,740,371	9,157,567	29,410,744
National Treasury Notes - NTN A	-	-	16,346	-	3,528,936	3,545,282
National Treasury Notes - NTN B	-	44,108	587,345	-	4,922,905	5,554,358
National Treasury Notes - NTN C (2)	-	14,780	-	-	1,240,148	1,254,928
National Treasury Notes - NTN F (2) (6)	-	578,207	-	1,541,775	9,111,198	11,231,180
Brazilian Foreign Debt Bonds (7)	-	84,715	15,519	-	4,182,446	4,282,680
Securities issued abroad - Spain	-	-	4,376	1,152,037	-	1,156,413
Debentures (3)	-	7,837	19,029	232,455	206,043	465,364
Private Securities	1,321,844	1,247,188	3,105,415	3,412,247	7,386,551	16,473,245
Shares	237,911	-	-	-	733,885	971,796
Receivables Investment Fund - FIDC (1)	859,946	-	-	-	-	859,946
Investment Fund Shares in Participation - FIP (8)	-	-	-	-	1,081,456	1,081,456
Investment Fund Shares (8)	163,531	-	-	-	-	163,531
Real Estate Fund Shares	60,456	-	-	-	-	60,456
Debentures (4)	-	158,160	1,701,512	1,878,997	4,731,483	8,470,152
Eurobonds	-	7,056	-	-	239,658	246,714
Promissory Notes - NP (5)	-	620,312	1,007,447	1,194,024	258,752	3,080,535
Real Estate Credit Notes - CCI	-	5,008	-	8,007	4,594	17,609
Financial Bills - LF	-	417,600	253,619	177,508	-	848,727
Certificates of Real Estate Receivables - CRI	-	39,052	142,837	153,711	336,723	672,323
Total	1,321,844	7,459,453	3,778,346	21,080,288	40,968,971	74,608,902

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the year ended December 31, 2014 there was the value to R$12,894 (2013 - R$416,816) result, net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 24.e).

(3) Issued by mixed capital company.
(4) Includes R$630,704 (12/31/2013 - R$573,197) of hedge objects market risks (Note 6.b.V.a).
(5) In Dezember 31, 2013 includes R$204,096 of hedge objects cash flow (Note 6.b.V.b).

(6) On December 31, 2014, the amount of 1,435,913 Notes National Treasury (NTN-F), with maturity on January 1, 2023 are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(7) Includes R$655,782 of hedge objects cash flow (Note 6.b.V.b).
(8) These funds are classified as "maturity" because although they contain regulations on their maturity, they may be extended.

IV) Held-to-Maturity Securities

				Bank/Consolidated
				12/31/2014
				by Maturity
	Cost Amortized/Carrying Amount		From 3 to
Held-to-Maturity Securities (1)	12/31/2014	12/31/2013	12 months	Total
Government Securities	71	379	71	71
National Treasury Notes - NTN I	71	379	71	71
Total	71	379	71	71
(1) The market value of held-to-maturity securities is R$71 (12/31/2013 - R$379).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Income From Fixed-Income Securities	15,014,074	9,090,206	10,883,395	7,382,987
Income From Interbank Investments	9,308,510	8,800,753	6,429,990	5,973,316
Income From Variable-Income Securities	(118,447)	(71,637)	(175,706)	(114,428)
Financial Income Capitalization	-	-	190,846	172,193
Impairment (1)	-	(218,363)	-	(218,363)
Others (2)	148,134	266,785	214,553	429,038
Total	24,352,271	17,867,744	17,543,078	13,624,743

(1) Corresponds to registration of losses of permanent character in the realization value of bonds and securities classified in categories securities available for sale recognized currently in earnings.

(2) Corresponds mainly to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			12/31/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(271,473)	198,218		667,283	1,657,210
Asset	289,551,001	72,653,396	73,043,697	185,499,151	17,684,905	18,927,254
CDI (Interbank Deposit Rates)	70,772,781	-	-	48,684,752	15,667,136	16,430,599
Fixed Interest Rate - Real	88,800,295	72,168,901	72,755,003	42,757,154	-	-
Indexed to Price and Interest Rates	31,603,343	484,495	288,694	16,519,189	-	-
Foreign Currency	98,345,684	-	-	77,463,284	1,966,918	2,445,764
Others	28,898	-	-	74,772	50,851	50,891
Liabilities	289,822,474	(72,924,869)	(72,845,479)	184,831,868	(17,017,622)	(17,270,044)
CDI (Interbank Deposit Rates)	102,231,544	(31,458,763)	(30,771,767)	33,017,616	-	-
Fixed Interest Rate - Real	16,631,394	-	-	58,760,456	(16,003,302)	(16,101,682)
Indexed to Price and Interest Rates	31,118,848	-	-	17,533,509	(1,014,320)	(1,168,362)
Foreign Currency	139,807,521	(41,461,837)	(42,070,212)	75,496,366	-	-
Others	33,167	(4,269)	(3,500)	23,921	-	-
Options	238,966,177	(26,505)	(35,439)	232,507,300	(121,086)	(175,134)
Purchased Position	115,182,909	415,537	532,838	110,425,937	349,509	489,481
Call Option - US Dollar	3,942,457	221,951	331,533	3,815,905	108,122	178,192
Put Option - US Dollar	1,767,822	31,194	49,704	1,407,427	36,455	39,582
Call Option - Other	56,665,655	116,127	148,534	44,262,606	134,323	180,827
Interbank Market	51,308,444	91,567	118,061	43,304,479	88,525	149,768
Others (1)	5,357,211	24,560	30,473	958,127	45,798	31,059
Put Option - Other	52,806,975	46,265	3,067	60,939,999	70,609	90,880
Interbank Market	49,105,277	29,788	1,335	57,052,006	43,746	9,022
Others (1)	3,701,698	16,477	1,732	3,887,993	26,863	81,858
Sold Position	123,783,268	(442,042)	(568,277)	122,081,363	(470,595)	(664,615)
Call Option - US Dollar	4,239,625	(280,478)	(428,681)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	1,774,640	(22,637)	(25,163)	772,847	(16,514)	(20,075)
Call Option - Other	53,906,214	(88,206)	(105,348)	62,950,930	(162,371)	(253,129)
Interbank Market	53,571,293	(64,873)	(72,078)	61,871,607	(106,328)	(214,387)
Others (1)	334,921	(23,333)	(33,270)	1,079,323	(56,043)	(38,742)
Put Option - Other	63,862,789	(50,721)	(9,085)	54,849,732	(87,654)	(77,140)
Interbank Market	60,555,093	(32,098)	(1,950)	51,288,888	(44,524)	(12,019)
Others (1)	3,307,696	(18,623)	(7,135)	3,560,844	(43,130)	(65,121)
Futures Contracts	301,491,400	-	-	123,265,840	-	-
Purchased Position	105,063,098	-	-	41,555,262	-	-
Exchange Coupon (DDI)	6,888,319	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	94,269,395	-	-	29,075,039	-	-
Foreign Currency	3,897,223	-	-	8,167,914	-	-
Indexes (2)	8,161	-	-	523,612	-	-
Others	-	-	-	16,336	-	-
Sold Position	196,428,302	-	-	81,710,578	-	-
Exchange Coupon (DDI)	50,378,949	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	56,783,420	-	-	10,028,771	-	-
Foreign Currency	15,845,107	-	-	18,179,682	-	-
Indexes (2)	-	-	-	20,401	-	-
Treasury Bonds/Notes	249,203	-	-	-	-	-
Average rate of Repo Operations (OC1)	73,171,623	-	-	23,460,110	-	-

					Bank
			12/31/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	46,399,828	1,809,011	458,426	26,300,236	599,647	196,915
Purchased Commitment	20,548,192	(1,603,632)	(137,605)	14,192,258	(244,380)	(92,406)
Currencies	20,297,397	(1,854,427)	(388,539)	13,141,556	(244,380)	(92,406)
Others	250,795	250,795	250,934	1,050,702	-	-
Sell Commitment	25,851,636	3,412,643	596,031	12,107,978	844,027	289,321
Currencies	25,706,899	3,663,438	846,974	11,709,276	844,027	289,321
Others	144,737	(250,795)	(250,943)	398,702	-	-

						Consolidated
			12/31/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(824,677)	(295,481)		728,003	1,692,915
Asset	290,652,626	61,172,494	61,597,738	183,923,077	22,602,542	23,846,183
CDI (Interbank Deposit Rates)	76,892,373	-	-	53,873,861	21,531,580	22,301,171
Fixed Interest Rate - Real	83,317,134	60,687,999	61,309,044	36,728,178	-	-
Indexed to Price and Interest Rates	31,603,343	484,495	288,694	16,519,189	-	-
Foreign Currency	98,810,878	-	-	76,750,555	1,043,589	1,497,546
Others	28,898	-	-	51,294	27,373	47,466
Liabilities	291,477,303	(61,997,171)	(61,893,219)	183,195,074	(21,874,539)	(22,153,268)
CDI (Interbank Deposit Rates)	101,623,563	(24,731,190)	(24,010,507)	32,342,281	-	-
Fixed Interest Rate - Real	22,629,135	-	-	57,588,397	(20,860,219)	(20,984,906)
Indexed to Price and Interest Rates	31,118,848	-	-	17,533,509	(1,014,320)	(1,168,362)
Foreign Currency	136,072,590	(37,261,712)	(37,879,212)	75,706,966	-	-
Others	33,167	(4,269)	(3,500)	23,921	-	-
Options	240,746,222	(5,613)	59,840	234,782,478	(84,844)	(189,857)
Purchased Position	116,184,661	460,152	628,851	111,750,290	431,770	500,886
Call Option - US Dollar	3,942,457	221,951	331,533	3,815,905	108,122	178,192
Put Option - US Dollar	1,767,822	31,194	49,704	1,407,427	36,455	39,582
Call Option - Other	56,931,274	119,424	153,976	45,136,315	202,542	211,330
Interbank Market	51,308,444	91,567	118,061	43,304,479	88,525	149,768
Others (1)	5,622,830	27,857	35,915	1,831,836	114,017	61,562
Put Option - Other	53,543,108	87,583	93,638	61,390,643	84,651	71,782
Interbank Market	49,105,277	29,788	1,335	57,052,006	43,746	9,022
Others (1)	4,437,831	57,795	92,303	4,338,637	40,905	62,760
Sold Position	124,561,561	(465,765)	(569,011)	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	4,239,625	(280,478)	(428,681)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	1,774,640	(22,637)	(25,163)	772,847	(16,514)	(20,075)
Call Option - Other	54,354,491	(102,394)	(103,436)	63,515,372	(180,324)	(267,640)
Interbank Market	53,571,293	(64,873)	(72,078)	61,871,607	(106,328)	(214,387)
Others (1)	783,198	(37,521)	(31,358)	1,643,765	(73,996)	(53,253)
Put Option - Other	64,192,805	(60,256)	(11,731)	55,236,115	(115,720)	(88,757)
Interbank Market	60,555,093	(32,098)	(1,950)	51,288,888	(44,524)	(12,019)
Others (1)	3,637,712	(28,158)	(9,781)	3,947,227	(71,196)	(76,738)
Futures Contracts	302,239,388	-	-	123,646,819	-	-
Purchased Position	105,230,874	-	-	41,654,829	-	-
Exchange Coupon (DDI)	6,888,319	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	94,307,498	-	-	29,099,344	-	-
Foreign Currency	3,897,223	-	-	8,167,914	-	-
Indexes (2)	137,834	-	-	598,874	-	-
Others	-	-	-	16,336	-	-

						Consolidated
			12/31/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	197,008,514	-	-	81,991,990	-	-
Exchange Coupon (DDI)	50,378,949	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	57,355,214	-	-	10,266,576	-	-
Foreign Currency	15,845,107	-	-	18,179,682	-	-
Indexes (2)	8,418	-	-	64,008	-	-
Treasury Bonds/Notes	249,203	-	-	-	-	-
Average rate of Repo Operations (OC1)	73,171,623	-	-	23,460,110	-	-
Forward Contracts and Others	46,406,749	1,817,437	467,280	26,308,836	601,728	199,019
Purchased Commitment	20,552,988	(1,604,507)	(138,480)	14,198,260	(245,186)	(93,212)
Currencies	20,302,193	(1,855,302)	(389,414)	13,147,558	(245,186)	(93,212)
Others	250,795	250,795	250,934	1,050,702	-	-
Sell Commitment	25,853,761	3,421,944	605,760	12,110,576	846,914	292,231
Currencies	25,708,788	3,663,438	846,974	11,711,716	844,027	289,321
Others	144,973	(241,494)	(241,214)	398,860	2,887	2,910
(1) Includes share options, indexes and commodities.
(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					12/31/2014	12/31/2013
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		34,476,299	172,782,368	82,292,334	289,551,001	185,499,151
Options		2,926,932	765,407	235,273,838	238,966,177	232,507,300
Futures Contracts		-	-	301,491,400	301,491,400	123,265,840
Forward Contracts and Others		18,922,386	24,966,021	2,511,421	46,399,828	26,300,236

						Consolidated
						Notional
					12/31/2014	12/31/2013
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		34,476,299	167,649,322	88,527,005	290,652,626	183,923,077
Options		2,926,932	530,421	237,288,869	240,746,222	234,782,478
Futures Contracts		-	-	302,239,388	302,239,388	123,646,819
Forward Contracts and Others		18,929,070	24,966,021	2,511,658	46,406,749	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					12/31/2014	12/31/2013
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		67,482,888	103,916,783	118,151,330	289,551,001	185,499,151
Options		145,458,564	90,062,923	3,444,690	238,966,177	232,507,300
Futures Contracts		69,961,082	145,516,415	86,013,903	301,491,400	123,265,840
Forward Contracts and Others		19,296,187	15,764,839	11,338,802	46,399,828	26,300,236

					Consolidated
					Notional
				12/31/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	63,357,981	105,444,639	121,850,006	290,652,626	183,923,077
Options	147,077,774	90,298,651	3,369,797	240,746,222	234,782,478
Futures Contracts	70,490,674	145,600,162	86,148,552	302,239,388	123,646,819
Forward Contracts and Others	19,296,423	15,766,687	11,343,639	46,406,749	26,308,836

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				12/31/2014	12/31/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	74,751,055	55,567,846	159,232,100	289,551,001	185,499,151
Options	224,070,427	14,495,750	400,000	238,966,177	232,507,300
Futures Contracts	301,491,400	-	-	301,491,400	123,265,840
Forward Contracts and Others	-	28,311,748	18,088,080	46,399,828	26,300,236

					Consolidated
					Notional
				12/31/2014	12/31/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	74,751,055	55,385,281	160,516,290	290,652,626	183,923,077
Options	225,850,472	14,495,750	400,000	240,746,222	234,782,478
Futures Contracts	302,239,388	-	-	302,239,388	123,646,819
Forward Contracts and Others	-	28,318,669	18,088,080	46,406,749	26,308,836
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			12/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(41,243)	(76,115)	(117,358)	25,104	(76,450)	(51,346)
Asset	2,709,768	16,204	2,725,972	2,035,733	(652,227)	1,383,506
CDI (Interbank Deposit Rates) (1) (2) (6)	1,513,959	1,549	1,515,508	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	492,205	707	492,912	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	341,737	10,850	352,587	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	337,352	2,628	339,980	330,511	4,603	335,114
Indexed to Foreign Currency - Fixed Interest - YEN (7)	24,515	470	24,985	-	-	-
Liabilities	(2,751,011)	(92,319)	(2,843,330)	(2,010,629)	575,777	(1,434,852)
Indexed to Foreign Currency - US Dollar (1)	(677,219)	(32,339)	(709,558)	(756,399)	(76,113)	(832,512)
Indexed to Foreign Currency - Fixed Interest (2)	(1,247,506)	(43,771)	(1,291,277)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(15,221)	(555)	(15,776)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(25,975)	(900)	(26,875)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5) (7)	(373,610)	(2,810)	(376,420)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(411,480)	(11,944)	(423,424)	(247,971)	(2,304)	(250,275)
Hedge Object
Asset	1,863,375	114,736	1,978,111	1,698,183	92,664	1,790,847
Lending Operation	1,269,508	77,899	1,347,407	1,163,617	54,033	1,217,650
Indexed to Foreign Currency - US Dollar	592,992	42,478	635,470	647,727	69,780	717,507
Indexed to Foreign Currency - Fixed Interest - US Dollar	15,788	(423)	15,365	26,840	373	27,213
Indexed Indices of Prices and Interest	421,144	32,415	453,559	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	24,510	600	25,110	155,127	(6,948)	148,179
Fixed Interest Rate - Real	215,074	2,829	217,903	229,072	(11,276)	217,796
Securities	593,867	36,837	630,704	534,566	38,631	573,197
Available-for-Sale Securities - Debentures	593,867	36,837	630,704	534,566	38,631	573,197
Liabilities	(364,166)	(2,826)	(366,992)	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(364,166)	(2,826)	(366,992)	(332,147)	(2,963)	(335,110)
Eurobonds	(364,166)	(2,826)	(366,992)	(332,147)	(2,963)	(335,110)

						Consolidated
			12/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(82,636)	(80,671)	(163,307)	38,532	(68,228)	(29,696)
Asset	3,063,742	62,296	3,126,038	2,514,466	(562,968)	1,951,498
CDI (Interbank Deposit Rates) (1) (2) (6)	1,513,959	1,549	1,515,508	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	492,205	707	492,912	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	341,737	10,850	352,587	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	337,352	2,628	339,980	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	353,974	46,092	400,066	478,733	89,259	567,992
Indexed to Foreign Currency - Fixed Interest - YEN (7)	24,515	470	24,985	-	-	-
Liabilities	(3,146,378)	(142,967)	(3,289,345)	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(1,072,586)	(82,987)	(1,155,573)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Foreign Currency - Fixed Interest (2)	(1,247,506)	(43,771)	(1,291,277)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(15,221)	(555)	(15,776)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(25,975)	(900)	(26,875)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5) (7)	(373,610)	(2,810)	(376,420)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(411,480)	(11,944)	(423,424)	(247,971)	(2,304)	(250,275)
Hedge Object
Asset	2,177,702	119,205	2,296,907	2,152,208	85,503	2,237,711
Lending Operation	1,583,835	82,368	1,666,203	1,617,642	46,872	1,664,514
Indexed to Foreign Currency - US Dollar	907,319	46,947	954,266	1,101,752	62,619	1,164,371
Indexed to Foreign Currency - Fixed Interest - US Dollar	15,788	(423)	15,365	26,840	373	27,213
Indexed Indices of Prices and Interest	421,144	32,415	453,559	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	24,510	600	25,110	155,127	(6,948)	148,179
Fixed Interest Rate - Real	215,074	2,829	217,903	229,072	(11,276)	217,796
Securities	593,867	36,837	630,704	534,566	38,631	573,197
Available-for-Sale Securities - Debentures	593,867	36,837	630,704	534,566	38,631	573,197
Liabilities	(364,166)	(2,826)	(366,992)	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(364,166)	(2,826)	(366,992)	(332,147)	(2,963)	(335,110)
Eurobonds	(364,166)	(2,826)	(366,992)	(332,147)	(2,963)	(335,110)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$635,470 (12/31/2013 - R$717,507) in the Bank and R$954,266 (12/31/2013 - R$1,164,371) in the Consolidated and bonds and securities represented by debentures with fair value R$82,819 (12/31/2013 - R$114,891) in the Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$453,559 (12/31/2013 - R$106,955) and securities represented by debentures with a market value R$547,885 (12/31/2013 - R$458,306) in the Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$15,365 (12/31/2013 - R$27,213) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$25,110 (12/31/2013 - R$148,179) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$366,992 (12/31/2013 - R$335,110) in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$217,903 (12/31/2013 - R$217,796) in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			12/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(373,142)	(103,239)	(476,381)	(178,261)	(110,155)	(288,416)
Asset	2,842,504	83,530	2,926,034	2,653,360	34,937	2,688,297
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	100,804	4,624	105,428	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	-	-	-	58,043	1,131	59,174
Indexed to Interest Rate - Real (4)	1,278,611	(36,351)	1,242,260	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)	863,271	95,047	958,318	236,560	28,717	265,277
Liabilities	(3,215,646)	(186,769)	(3,402,415)	(2,831,621)	(145,092)	(2,976,713)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,451,465)	(63,132)	(2,514,597)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	-	-	-	(204,096)	(32,980)	(237,076)
Fixed Interest Rate - Real (5)	(104,950)	(15,444)	(120,394)	-	-	-
Indexed to Foreign Currency - Pre Euro (5)	(659,231)	(108,193)	(767,424)	-	-	-

						Consolidated
			12/31/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(409,365)	(108,678)	(518,043)	(166,190)	(110,280)	(276,470)
Asset	3,820,303	128,759	3,949,062	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	599,818	20,210	620,028	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	100,804	4,624	105,428	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	-	-	-	58,043	1,131	59,174
Indexed to Interest Rate - Real (4)	1,278,611	(36,351)	1,242,260	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5) (6)	935,787	97,890	1,033,677	236,560	28,717	265,277
Indexed to Foreign Currency - Pre Euro (6)	905,283	42,386	947,669	209,958	15,409	225,367
Liabilities	(4,229,668)	(237,437)	(4,467,105)	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,451,465)	(63,132)	(2,514,597)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	-	-	-	(204,096)	(32,980)	(237,076)
Indexed to Interest Rate - Real (5)	(104,950)	(15,444)	(120,394)	-	-	-
Indexed to Foreign Currency - Pre Euro (5)	(659,231)	(108,193)	(767,424)	-	-	-
Indexed to Foreign Currency - Dolar (6)	(487,865)	(40,440)	(528,305)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Real (6)	(526,157)	(10,228)	(536,385)	(36,269)	(3,328)	(39,597)

						Bank/Consolidated
					12/31/2014	12/31/2013
					Notional	Notional
Hedge Instruments
Future Contracts					16,053,248	13,115,676
Foreign Currency - Dollar (7)					16,053,248	13,115,676

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Hedge Object - Cost
Asset	16,736,536	13,111,013	17,678,432	13,308,608
Lending Operations
Import and Export Credit and Financing	15,999,182	12,906,917	15,999,182	12,906,917
Lending Operations	81,572	-	1,023,468	197,595
Available-for-Sale Securities
Promissory Notes - NP	-	204,096	-	204,096
Brazilian Foreign Debt Bonds	655,782	-	655,782	-
Liabilities	(1,960,197)	(2,423,571)	(1,960,197)	(2,423,571)
Eurobonds	(1,960,197)	(2,423,571)	(1,960,197)	(2,423,571)
(1) Operations maturing March 4, 2015 and April 12, 2016 (12/31/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2013 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.

(3) Operation due December 24, 2014, whose object of "hedge" is an operation of eurobonds.

(4) Operation due March 18, 2015, September 18, 2015 and March 18, 2016 (12/31/2013 - operations due March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(5) Operation due October 26, 2015 and April 1, 2021 (12/31/2013 - operation due April 10, 2018) which hedge objects its securities operation represented by promissory notes title Brazilian External Debt Bonds and a credit operation.

(6) Operations maturing between May, 2015 and June, 2021 (12/31/2013 -operations due July 15, 2015 and April 3, 2018), whose objects "hedge"contracts are loans from lending institutions.

(7) Operation maturing February 2, 2015 (12/31/2013 - operation maturing January 31, 2014) and the updated value of the instruments of R$15,991,293 (12/31/2013 - R$12,904,246 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

In the Bank and Consolidated, between July and September 2014 operations were contracted to hedge accounting of cash flow with the object of hedge bank deposit certificates (CDB). In October, 2014 this structure was discontinued. The effect of marking to market the future contracts net of tax effects that will be recognized in income and is posted in equity corresponds to a credit of R$ 83,399 which will be amortized over the next 12 months.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a debt of R$77,261 (12/31/2013 - debt of R$ 168,050) and is recorded in equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Financial Treasury Bill - LFT	618,800	202,034	1,135,366	763,911
National Treasury Bill - LTN	4,663,572	2,492,437	4,688,978	2,521,736
National Treasury Notes - NTN	1,763,751	3,017,363	1,763,751	3,017,363
Total	7,046,123	5,711,834	7,588,095	6,303,010

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Assets
Swap Differentials Receivable (1)	5,824,626	5,557,061	5,582,348	5,606,359
Option Premiums to Exercise	532,838	489,481	628,851	500,886
Forward Contracts and Others	2,141,907	1,151,175	2,151,664	1,154,084
Total	8,499,371	7,197,717	8,362,863	7,261,329
Liabilities
Swap Differentials Payable (1)	6,220,147	4,239,613	6,559,179	4,219,610
Option Premiums Launched	568,277	664,615	569,011	690,743
Forward Contracts and Others	1,683,481	954,260	1,684,384	955,065
Total	8,471,905	5,858,488	8,812,574	5,865,418
(1) Includes swap options and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually. The new rules have been applied in October 2013 and remainder of January 1, 2014 . Among the new requirements that are already in place, there is the change in parameters for calculating the risk relating to exposures in foreign currency, gold and assets subject to exchange rate changes, as described in the Bacen 3,641/2013; meeting the requirements established in Resolution 4,193/2013 and the amendments introduced by Resolution 4,281/2013.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of December 31, 2014.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(5,659)	(189,862)	(379,723)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(6,163)	(103,872)	(207,744)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(1,195)	(14,600)	(29,201)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(135)	(2,703)	(5,405)
Foreign Currency	Exposures subject to Foreign Exchange	(1,625)	(40,635)	(81,269)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(2,034)	(11,120)	(22,240)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(4,760)	(68,828)	(137,657)
Shares and Indexes	Exposures subject to Change in Shares Price	(100)	(2,512)	(5,024)
Others	Exposures not Meeting the Previous Settings	(1,606)	(1)	(2)
Total (1)		(23,277)	(434,133)	(868,265)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(61,894)	(1,597,265)	(2,991,583)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(12,858)	(300,477)	(511,480)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,421)	(20,215)	(37,750)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(9,824)	(134,069)	(246,452)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(302)	(1,848)	(3,628)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(7,992)	(2,424)	(3,358)
Foreign Currency	Exposures subject to Foreign Exchange	(1,925)	(48,117)	(96,234)
Total (1)		(96,216)	(2,104,415)	(3,890,485)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Lending Operations	170,929,985	160,832,895	207,010,137	195,015,027
Loans and Discounted Receivables	92,680,565	95,101,354	94,483,886	95,414,782
Financing	40,438,476	35,404,225	74,715,307	69,272,928
Rural, Agricultural and Industrial Financing	6,164,084	5,031,754	6,164,084	5,031,754
Real Estate Financing	31,601,538	25,198,820	31,601,538	25,198,820
Securities Financing	38,882	72,115	38,882	72,116
Lending Operations Related to Assignment	6,440	24,627	6,440	24,627
Leasing Operations	143	6,187	3,373,962	4,143,370
Advances on Foreign Exchange Contracts (1) (Note 9)	4,687,958	3,487,938	4,687,958	3,487,938
Other Receivables (2)	28,421,274	22,829,930	30,524,210	24,835,982
Total	204,039,360	187,156,950	245,596,267	227,482,317
Current	112,588,850	79,056,587	136,407,403	100,803,010
Long-term	91,450,510	108,100,363	109,188,864	126,679,307
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the exercise 2014, operations were carried out credit assignment without recourse in the amount of R$1,945,738 (2013 - R$49,668) in the Bank and R$2,030,082 (2013 - 174,021) in the Consolidated and were recorded substantially in loans and discounted securities. These operations were classified as H risk level and the result recorded as revenue was R$1,350 (2013 - R$39,524), in the Bank and R$1,350 (2013 - R$40,010) in the Consolidated, including reversion of the provision for loan and lease losses.

(ii) With Substantial Retention of Risks and Benefits

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On December 31, 2014, the present value of the divested operations is R$6,440(12/31/2013 - R$24,627) (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On December 31, 2014, the present value of the divested operations is R$262,515 (12/31/2013 - R$356,109).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Overdue	6,456,889	7,456,810	7,078,409	8,054,405
Due to:
Up to 3 Months	63,086,454	30,805,768	71,428,031	38,019,122
From 3 to 12 Months	49,502,396	48,250,819	64,979,372	62,783,888
Over 12 Months	84,993,621	100,643,553	102,110,455	118,624,902
Total	204,039,360	187,156,950	245,596,267	227,482,317

c) Lease Portfolio Operations

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Gross Investment in Leasing Operations	157	6,615	3,984,983	4,888,958
Lease Receivables	76	2,830	2,519,740	2,988,760
Unrealized Residual Values (1)	81	3,785	1,465,243	1,900,198
Unearned Income on Lease	(54)	(2,552)	(2,480,601)	(2,913,695)
Offsetting Residual Values	(81)	(3,785)	(1,465,243)	(1,900,198)
Leased Assets	75,478	130,235	8,817,347	11,487,698
Accumulated Depreciation	(75,478)	(130,235)	(4,772,678)	(6,599,084)
Excess Depreciation	31,458	77,897	2,352,214	3,501,554
Losses on Unamortized Lease	-	-	201,342	186,660
Advances for Guaranteed Residual Value	(31,337)	(71,988)	(3,267,681)	(4,514,077)
Other Assets	-	-	4,279	5,554
Total of Lease Portfolio at Present Value	143	6,187	3,373,962	4,143,370
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$14 (12/31/2013 - R$428) in the Bank and R$611,021 (12/31/2013 - R$745,588) in the Consolidated.

On December 31, 2014 and 2013, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Overdue	109	1,373	51,711	91,257
Due to:
Up to 1 Year	23	5,183	1,874,456	2,333,958
From 1 to 5 Years	25	59	2,051,055	2,452,894
Over 5 Years	-	-	7,761	10,849
Total	157	6,615	3,984,983	4,888,958

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Overdue	33	1,189	41,914	63,451
Due to:
Up to 1 Year	30	4,959	1,759,166	2,201,831
From 1 to 5 Years	80	39	1,567,816	1,871,188
Over 5 Years	-	-	5,066	6,900
Total	143	6,187	3,373,962	4,143,370

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				12/31/2014	12/31/2013	12/31/2014	12/31/2013
Private Sector				203,885,400	187,039,801	245,439,791	227,359,796
Industry				50,787,771	34,657,311	52,789,548	35,115,863
Commercial				22,681,415	21,738,207	26,175,774	25,864,260
Financial Institutions				3,793	197,173	5,761	199,784
Services and Other (1)				49,040,950	52,659,427	52,591,791	55,738,216
Individuals				75,207,388	72,755,901	107,712,834	105,409,890
Credit Cards				18,340,741	17,220,696	18,340,741	17,220,696
Mortgage Loans				21,318,334	15,702,015	21,318,334	15,702,015
Payroll Loans				11,342,216	13,718,526	11,342,216	13,718,526
Financing and Vehicles Lease				3,230,858	3,199,709	33,551,617	33,732,181
Others (2)				20,975,239	22,914,955	23,159,926	25,036,472
Agricultural				6,164,083	5,031,782	6,164,083	5,031,783
Public Sector				153,960	117,149	156,476	122,521
Federal				171	24	171	24
State				124,890	112,987	125,784	114,311
Municipal				28,899	4,138	30,521	8,186
Total				204,039,360	187,156,950	245,596,267	227,482,317
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	88,484,607	-	88,484,607	-	-	-
A	0.5%	69,601,327	-	69,601,327	348,007	251,524	599,531
B	1%	14,575,563	1,187,770	15,763,333	157,633	276,270	433,903
C	3%	5,770,915	1,526,093	7,297,008	218,910	296,453	515,363
D	10%	5,849,084	1,671,693	7,520,777	752,078	-	752,078
E	30%	2,137,219	1,349,475	3,486,694	1,046,008	-	1,046,008
F	50%	835,154	1,263,069	2,098,223	1,049,112	-	1,049,112
G	70%	814,312	1,073,894	1,888,206	1,321,744	-	1,321,744
H	100%	2,471,607	5,349,679	7,821,286	7,821,286	-	7,821,286
Total		190,539,788	13,421,673	203,961,461	12,714,778	824,247	13,539,025

							Bank
							12/31/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	56,858,023	-	56,858,023	-	-	-
A	0.5%	80,930,637	-	80,930,637	404,653	306,702	711,355
B	1%	14,474,770	1,582,868	16,057,638	160,576	287,053	447,629
C	3%	9,037,006	3,179,327	12,216,333	366,490	188,585	555,075
D	10%	3,719,299	1,840,663	5,559,962	555,996	-	555,996
E	30%	1,198,021	1,174,647	2,372,668	711,800	-	711,800
F	50%	2,207,466	1,452,961	3,660,427	1,830,214	-	1,830,214
G	70%	740,985	872,651	1,613,636	1,129,545	-	1,129,545
H	100%	2,543,201	5,344,425	7,887,626	7,887,626	-	7,887,626
Total		171,709,408	15,447,542	187,156,950	13,046,900	782,340	13,829,240

							Consolidated
							12/31/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	102,217,003	-	102,217,003	-	-	-
A	0.5%	89,864,937	-	89,864,937	449,325	257,887	707,212
B	1%	17,398,578	2,476,079	19,874,657	198,746	276,270	475,016
C	3%	6,478,179	2,743,513	9,221,692	276,651	296,454	573,105
D	10%	5,925,915	2,069,012	7,994,927	799,493	-	799,493
E	30%	2,159,827	1,539,359	3,699,186	1,109,756	-	1,109,756
F	50%	836,662	1,411,579	2,248,241	1,124,120	-	1,124,120
G	70%	814,329	1,185,652	1,999,981	1,399,987	-	1,399,987
H	100%	2,472,903	5,920,372	8,393,275	8,393,275	-	8,393,275
Total		228,168,333	17,345,566	245,513,899	13,751,353	830,611	14,581,964

							Consolidated
							12/31/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	58,619,547	-	58,619,547	-	-	-
A	0.5%	111,269,636	-	111,269,636	556,348	332,701	889,049
B	1%	17,550,615	2,938,830	20,489,445	204,894	287,053	491,947
C	3%	9,864,660	4,521,914	14,386,574	431,597	188,586	620,183
D	10%	3,743,273	2,297,842	6,041,115	604,112	-	604,112
E	30%	1,219,632	1,403,462	2,623,094	786,928	-	786,928
F	50%	2,214,754	1,629,723	3,844,477	1,922,239	-	1,922,239
G	70%	743,335	1,002,274	1,745,609	1,221,927	-	1,221,927
H	100%	2,574,223	5,888,597	8,462,820	8,462,820	-	8,462,820
Total		207,799,675	19,682,642	227,482,317	14,190,865	808,340	14,999,205
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

(3) On December 31, 2014, the total loan portfolio includes the amount of R$77,899 in the Bank and R$82,368 Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				12/31/2014	12/31/2013	12/31/2014	12/31/2013
Balance at Beginning				13,829,240	13,299,770	14,999,205	14,588,745
Allowances Recognized				10,672,425	12,867,590	11,908,918	14,319,082
Write-offs				(10,962,640)	(12,338,120)	(12,326,159)	(13,908,622)
Balance at End (1)				13,539,025	13,829,240	14,581,964	14,999,205
Current				2,939,960	2,895,583	3,387,479	3,393,387
Long-term				10,599,065	10,933,657	11,194,485	11,605,818
Recoveries Credits (2)				2,289,660	2,313,552	2,517,393	2,507,103
(1) Includes R$101 (12/31/2013 - R$1,370) in the Bank and R$75,373 (12/31/2013 - R$128,750) in the Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$240,133 (2013 - R$10,985) Bank and R$327,449 (2013 - R$37,084) Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				12/31/2014	12/31/2013	12/31/2014	12/31/2013
Renegotiated Credits				13,860,390	13,918,576	13,917,809	14,015,130
Allowance for Loan Losses				(7,028,140)	(7,099,011)	(7,050,616)	(7,050,081)
Percentage of Coverage on Renegotiated Credits				50.7%	51.0%	50.7%	50.3%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	12/31/2014		12/31/2013
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	8,529,936	2.8%	8,596,046	2.9%
10 Biggest	35,078,339	11.4%	33,179,181	11.0%
20 Biggest	50,207,652	16.3%	46,717,909	15.5%
50 Biggest	75,668,335	24.6%	68,040,877	22.6%
100 Biggest	96,187,838	31.2%	85,299,535	28.3%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			12/31/2014	12/31/2013
Assets
Rights to Foreign Exchange Sold			47,387,964	29,991,186
Exchange Purchased Pending Settlement			38,636,435	17,041,069
Advances in Local Currency			(353,008)	(106,151)
Income Receivable from Advances and Importing Financing (Note 8.a)			57,133	75,848
Currency and Documents Term Foreign Currency			-	7,634
Total			85,728,524	47,009,586
Current			84,963,646	46,418,065
Long-term			764,878	591,521
Liabilities
Exchange Sold Pending Settlement			47,545,000	30,287,728
Foreign Exchange Purchased			37,440,279	16,633,440
Advances on Foreign Exchange Contracts (Note 8.a)			(4,687,958)	(3,487,938)
Others			94	395
Total			80,297,415	43,433,625
Current			79,617,514	42,926,601
Long-term			679,901	507,024
Memorandum Accounts
Open Import Credits			948,300	785,111
Confirmed Export Credits			818,410	614,142

10. Trading Account

		Bank		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Assets
Financial Assets and Pending Settlement Transactions	2,236,724	202,360	2,236,874	210,934
Clearinghouse Transactions	144,737	3,597	144,791	23,517
Debtors Pending Settlement	-	11,353	140,790	72,536
Stock Exchanges - Guarantee Deposits	461,536	1,121,272	461,536	1,121,272
Others (1)	223,723	186,467	704,489	186,466
Total	3,066,720	1,525,049	3,688,480	1,614,725
Current	2,921,983	1,521,451	3,543,743	1,611,127
Long-term	144,737	3,598	144,737	3,598
Liabilities
Financial Assets and Pending Settlement Transactions	846,523	498,925	902,820	481,390
Creditors Pending Settlement	396	3,067	44,812	93,857
Creditors for Loan of Shares	48,475	202,063	136,808	437,991
Clearinghouse Transactions	3,431	-	41,347	793
Records and Settlement	2,566	1,857	3,410	2,091
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	-	-	401	345
Total	901,391	705,912	1,130,872	1,017,741
Current	870,772	659,005	1,100,253	969,560
Long-term	30,619	46,907	30,619	48,181
(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2013	Recognition	Realization	12/31/2014
Allowance for Loan Losses	6,160,494	3,362,821	(2,201,638)	7,321,677
Reserve for Legal and Administrative Proceedings - Civil	602,058	205,112	(46,989)	760,181
Reserve for Tax Risks and Legal Obligations	3,437,730	832,111	(44,465)	4,225,376
Reserve for Legal and Administrative Proceedings - Labor	727,280	56,918	(41,329)	742,869
Adjustment to Fair Value of Trading Securities and Derivatives (1)	998,804	584,322	-	1,583,126
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	541,062	-	(219,987)	321,075
Accrual for Pension Plan (2)	959,033	341,888	-	1,300,921
Profit Sharing, Bonuses and Personnel Gratuities	256,870	376,058	(364,195)	268,733
Other Temporary Provisions (3)	2,366,392	-	(416,181)	1,950,211
Total Tax Credits on Temporary Differences	16,049,723	5,759,230	(3,334,784)	18,474,169
Tax Loss Carryforwards	806,790	-	(148,373)	658,417
Social Contribution Tax - Executive Act 2,158/2001	683,581	-	(42,368)	641,213
Total Tax Credits	17,540,094	5,759,230	(3,525,525)	19,773,799
Unrecorded Tax Credits	(158,654)	-	25,172	(133,482)
Balance of Recorded Tax Credits	17,381,440	5,759,230	(3,500,353)	19,640,317
Current	4,711,337			5,708,490
Long-term	12,670,103			13,931,827

				Bank
	12/31/2012
	Adjusted (5)	Recognition	Realization	12/31/2013
Allowance for Loan Losses	4,146,471	4,975,366	(2,961,343)	6,160,494
Reserve for Legal and Administrative Proceedings - Civil	577,850	309,240	(285,032)	602,058
Reserve for Tax Risks and Legal Obligations	3,299,650	784,636	(646,556)	3,437,730
Reserve for Legal and Administrative Proceedings - Labor	995,968	280,869	(549,557)	727,280
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,172,387	-	(173,583)	998,804
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,076	193,986	-	541,062
Accrual for Pension Plan (2)	1,787,068	102,194	(930,229)	959,033
Profit Sharing, Bonuses and Personnel Gratuities	248,854	355,568	(347,552)	256,870
Other Temporary Provisions (3)	1,533,947	832,445	-	2,366,392
Total Tax Credits on Temporary Differences	14,109,271	7,834,304	(5,893,852)	16,049,723
Tax Loss Carryforwards	1,465,953	-	(659,163)	806,790
Social Contribution Tax - Executive Act 2,158/2001	683,581	-	-	683,581
Total Tax Credits	16,258,805	7,834,304	(6,553,015)	17,540,094
Unrecorded Tax Credits	(563,697)	-	405,043	(158,654)
Balance of Recorded Tax Credits	15,695,108	7,834,304	(6,147,972)	17,381,440
Current	6,020,627			4,711,337
Long-term	9,674,481			12,670,103

					Consolidated
		Acquisition/
	12/31/2013	Merger (4)	Recognition	Realization	12/31/2014
Allowance for Loan Losses	7,022,251	6,504	3,873,712	(2,872,652)	8,029,815
Reserve for Legal and Administrative Proceedings - Civil	663,882	165	218,024	(56,215)	825,856
Reserve for Tax Risks and Legal Obligations	4,091,034	-	984,780	(101,086)	4,974,728
Reserve for Legal and Administrative Proceedings - Labor	754,242	318	64,134	(48,824)	769,870
Amortized Goodwill	7,455	-	-	(7,455)	-
Adjustment to Fair Value of Trading Securities and Derivatives (1)	999,372	-	584,378	(59)	1,583,691
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	586,916	-	100	(228,008)	359,008
Accrual for Pension Plan (2)	969,897	-	342,750	(3,504)	1,309,143
Profit Sharing, Bonuses and Personnel Gratuities	272,217	2,256	397,929	(383,721)	288,681
Other Temporary Provisions (3)	2,466,270	51,662	20,008	(455,938)	2,082,002
Total Tax Credits on Temporary Differences	17,833,536	60,905	6,485,815	(4,157,462)	20,222,794
Tax Loss Carryforwards	1,588,106	55,291	27,609	(304,642)	1,366,364
Social Contribution Tax - Executive Act 2,158/2001	697,727	-	-	(42,368)	655,359
Total Tax Credits	20,119,369	116,196	6,513,424	(4,504,472)	22,244,517
Unrecorded Tax Credits	(159,760)	-	(138,519)	26,135	(272,144)
Balance of Recorded Tax Credits	19,959,609	116,196	6,374,905	(4,478,337)	21,972,373
Current	5,476,303				6,324,664
Long-term	14,483,306				15,647,709

					Consolidated
	12/31/2012	Change Scope
	Adjusted (5)	Consolidation (6)	Recognition	Realization	12/31/2013
Allowance for Loan Losses	4,921,857	(767)	5,532,441	(3,431,280)	7,022,251
Reserve for Legal and Administrative Proceedings - Civil	632,290	(5)	373,542	(341,945)	663,882
Reserve for Tax Risks and Legal Obligations	3,801,170	(6,700)	956,248	(659,684)	4,091,034
Reserve for Legal and Administrative Proceedings - Labor	1,024,009	(1,039)	302,081	(570,809)	754,242
Amortized Goodwill	7,455	-	-	-	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,176,295	-	-	(176,923)	999,372
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,137	-	239,779	-	586,916
Accrual for Pension Plan (2)	1,805,689	-	94,437	(930,229)	969,897
Profit Sharing, Bonuses and Personnel Gratuities	269,902	(4,341)	380,332	(373,676)	272,217
Other Temporary Provisions (3)	1,627,343	(3,924)	853,377	(10,526)	2,466,270
Total Tax Credits on Temporary Differences	15,613,147	(16,776)	8,732,237	(6,495,072)	17,833,536
Tax Loss Carryforwards	2,805,344	-	18,277	(1,235,515)	1,588,106
Social Contribution Tax - Executive Act 2,158/2001	697,727	-	-	-	697,727
Total Tax Credits	19,116,218	(16,776)	8,750,514	(7,730,587)	20,119,369
Unrecorded Tax Credits	(566,383)	-	-	406,623	(159,760)
Balance of Recorded Tax Credits	18,549,835	(16,776)	8,750,514	(7,323,964)	19,959,609
Current	7,139,554				5,476,303
Long-term	11,410,281				14,483,306
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned (Note 3.l).

(3) Composed mainly by administrative provisions and judicial deposits.

(4) Acquisition and merger of companies (Note 15).

(5) Ajuste referente aos efeitos registrados contabilmente de forma retrospectiva da adoção do CPC 33 (R1) aplicavel aos exercícios iniciados a partir de janeiro de 2013 (Nota 3.l).

(6) Change in shareholding company Webmotors S.A. due to the entry of Carsales in its capital (Note 33) and sale of interest in the company Santander Asset Brazil, as corporate restructuring (Note 37.f).

b) Expected Realization of Recorded Tax Credits

							Bank
							12/31/2014
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2015	3,460,414	2,101,443	87,855	49,902	8,876	5,708,490	5,708,490
2016	2,233,224	1,335,047	87,855	371,071	97,133	4,124,330	4,124,330
2017	4,120,850	2,448,490	6,978	-	-	6,576,318	6,576,318
2018	363,314	214,359	6,978	237,444	195,161	1,017,256	1,017,256
2019	222,511	137,683	6,978	-	225,974	593,146	593,146
2020 a 2022	532,574	318,395	-	-	114,069	965,038	965,038
2023 a 2024	378,945	276,794	-	-	-	655,739	655,739
2025 a 2027	99,600	33,882	-	-	-	133,482	-
Total	11,411,432	6,866,093	196,644	658,417	641,213	19,773,799	19,640,317

							Consolidated
							12/31/2014
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2015	3,725,998	2,256,487	88,709	231,794	21,769	6,324,757	6,324,664
2016	2,471,292	1,483,436	88,709	446,142	98,385	4,587,964	4,587,964
2017	4,637,078	2,737,564	7,803	36,311	-	7,418,756	7,418,707
2018	384,458	224,211	7,803	322,308	195,162	1,133,942	1,133,942
2019	261,017	156,935	7,803	61,639	225,974	713,368	713,368
2020 a 2022	550,869	328,135	-	73,693	114,069	1,066,766	1,066,766
2023 a 2025	389,149	281,856	-	55,957	-	726,962	726,962
2026 a 2028	99,600	33,882	-	138,520	-	272,002	-
Total	12,519,461	7,502,506	200,827	1,366,364	655,359	22,244,517	21,972,373

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$16,492,413 (12/31/2013 - R$14,885,656) in the Bank and R$18,486,178 (12/31/2013 - R$17,111,298) Consolidated and the present value of recorded tax credits is R$16,437,121 (12/31/2013 - R$14,811,543) in the Bank and R$18,377,274 (12/31/2013 - R$17,035,632) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Others

					Bank		Consolidated
				12/31/2014	12/31/2013	12/31/2014	12/31/2013
Notes and Credits Receivable (Note 8.a)
Credit Cards				14,052,038	12,881,066	14,052,038	12,881,066
Receivables				14,024,849	9,660,237	16,125,589	11,662,633
Rural Product				152,419	181,372	152,419	181,372
Escrow Deposits for
Tax Claims				3,289,830	3,157,559	5,090,548	4,787,168
Labor Claims				1,641,560	1,762,154	1,683,700	1,816,345
Others				591,083	523,711	939,005	643,349
Contract Guarantees - Former Controlling Stockholders (Note 23.i)				692,663	816,550	778,910	954,325
Recoverable Taxes				2,026,635	2,023,236	2,993,776	2,878,144
Receivables - Buyer Services				9,375,984	5,578,749	9,375,984	5,578,749
Reimbursable Payments				148,836	445,492	154,232	170,340
Salary Advances/Others				60,742	57,990	74,317	67,669
Debtors for Purchase of Assets (Note 8.a)				92,778	26,525	94,974	30,181
Receivable from Affiliates (Note 26.e)				630,648	463,829	616,488	449,457
Employee Benefit Plan (Note 35)				557	898	557	898
Others				2,233,728	897,290	2,639,449	1,231,434
Total				49,014,350	38,476,658	54,771,986	43,333,130
Current				36,043,378	27,953,828	38,698,530	29,987,862
Long-term				12,970,972	10,522,830	16,073,456	13,345,268

13. Non-Current Assets Held for Sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15) whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31.

The total of non-current assets held for sale is R$397,029, and the values of liabilities directly assocoated with non-current assets held for sale are R$43,869.

14. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Assets	66,016,440	54,417,661	3,221,779	2,637,374
Current and Long-term Assets	66,016,413	54,417,625	3,220,756	2,635,687
Cash	404,764	797,864	158,184	1,277
Interbank Investments	4,008,957	7,991,046	-	1,734,153
Securities and Derivatives Financial Instruments	27,336,122	22,087,114	60,899	173,500
Lending Operations (1)	26,761,027	21,017,637	2,763,744	721,754
Foreign Exchange Portfolio	2,840,956	1,324,896	-	-
Others	4,664,587	1,199,068	237,929	5,003
Permanent Assets	27	36	1,023	1,687
Liabilities	66,016,440	54,417,661	3,221,779	2,637,374
Current and Long-term Liabilities	43,855,433	37,354,531	705,836	187,857
Deposits and Money Market Funding	9,367,993	1,899,908	-	-
Funds from Acceptance and Issuance of Securities	11,756,311	18,131,052	-	-
Borrowings (2)	17,709,059	13,586,368	387,244	54,431
Foreign Exchange Portfolio	2,684,895	1,267,148	-	-
Others	2,337,175	2,470,055	318,592	133,426
Deferred Income	627	2,184	14,271	5,079
Stockholders' Equity (3)	22,160,380	17,060,946	2,501,672	2,444,438
Result of Exercise	686,671	1,444,599	62,895	23,113
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$584.250 through dividends to Banco Santander.

15. Investments in Affiliates and Subsidiaries

					12/31/2014
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)) (11)	Dealer	1,740	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (12)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (13)	Holding	4,237	-	100.00%	100.00%
Getnet S.A. (current corporate name of Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (9)	Other Activities	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%

					12/31/2014
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Leasing	163	81	-	100.00%
Controlada da Aymoré CFI (15)
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super) (15)	Other Activities	20,000	-	-	50.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (Evidence) (6)	Holding	8,938,026	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (3)
Idéia Produções e Design Ltda. - MEC (Idéia Produções)	Other Activities	220	-	-	100.00%
KM Locanet Ltda. - ME (Compreauto) (8)	Other Activities	1	-	-	100.00%
Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) (16)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (3)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (10)	Other Activities	743,944	-	-	19.81%
Subsidiary Companies of Getnet S.A (current corporate name of Santander Getnet) (9)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (14)	Other Activities	3,865	-	-	100.00%
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda. (Go Pay) (14)	Other Activities	2,042	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (14)	Other Activities	1,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (14)	Other Activities	6,050	-	-	100.00%
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (14)	Other Activities	10	-	-	100.00%
Izettle do Brasil S.A. (9) (14)	Other Activities	5,300	-	-	50.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income
	Stockholders'	(Loss) Adjusted	Investments Value		Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	12/31/2014	12/31/2014	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Controlled by Banco Santander
Santander Leasing	5,261,920	460,957	4,134,503	3,955,744	362,193	171,625
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) (5)	-	-	-	-	-	55,624
Santander Brasil Consórcio	146,914	19,876	146,914	127,038	19,876	24,292
Banco Bandepe	2,958,836	48,724	2,958,836	2,944,279	48,724	105,150
Aymoré CFI	1,296,864	318,018	1,296,864	1,054,375	318,018	58,816
CFI RCI Brasil	1,267,370	205,144	505,566	465,151	81,834	105,884
Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV DTVM (11)	869,700	18,794	869,700	29,108	18,794	4,986
Santander CCVM (12)	402,277	58,410	402,277	261,947	58,410	60,509
Santander Microcrédito	22,111	726	22,111	21,392	726	3,277
Santander Brasil Advisory	13,431	682	12,958	12,465	658	778
Santander Participações (13)	1,754,462	83,665	1,754,462	1,252,642	83,665	84,081
Getnet S.A. (current corporate name of Santander Getnet) (9)	1,349,718	162,200	1,149,896	56,932	74,970	49,424
Sancap	313,254	97,178	313,254	348,567	97,178	92,179
Santander Serviços	569,491	102,123	345,416	356,597	61,941	114,794
MS Participações Societárias S.A (MS Participações) (2)	-	-	-	-	-	7,751
Mantiq	10,708	4,945	10,708	6,937	4,945	754
Santos Energia Participações S.A. (Santos Energia) (7)	-	-	-	82,448	(3,935)	(3,362)
Santander Brasil EFC	2,501,672	62,895	2,501,672	2,444,410	62,895	23,157
Controlled by CFI RCI Brasil
RCI Brasil Leasing	737,441	71,617	-	-	-	-
Controlada da Aymoré CFI (15)
Super (15)	2,957	(6,216)	-	-	-	-
Controlled by Sancap
Santander Capitalização	188,420	88,330	-	-	-	-
Evidence (6)	187,602	2,355	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	20,502	(3,470)	-	-	-	-

	Adjusted	Net Income
	Stockholders'	(Loss) Adjusted	Investments Value		Equity Accounting Results
	Equity	01/01 to			01/01 to	01/01 to
	12/31/2014	12/31/2014	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Controlled by Webmotors S.A. (3)
Idéia Produções	1,340	688	-	-	-	-
KM Locanet Ltda - ME (Compreauto) (8)	1,564	1,378	-	-	-	-
Virtual Motors (16)	1,103	1,102	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	75,070	8,691	10,236	10,253	838	1,173
Norchem Participações	56,175	8,868	23,739	24,253	4,434	1,225
EBP (1)	74,166	(1,529)	8,241	11,086	(2,768)	5,530
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (3)	229,916	31,097	-	-	-	-
TecBan (10)	345,309	92,743	-	-	-	-
Subsidiary Companies of Getnet S.A. (current corporate name of Santander Getnet) (9)
Auttar HUT (14)	7,674	(104)	-	-	-	-
Go Pay (14)	281	(576)	-	-	-	-
Integry Tecnologia (14)	33	(96)	-	-	-	-
Toque Fale (14)	40	(1,830)	-	-	-	-
Pos Móvil (14)	332,515	(124,187)	-	-	-	-
Izetlle do Brasil S.A. (9) (14)	(3,117)	(13,380)	-	-	-	-
Affiliate
BW Guirapá I S.A. (4)	-	-	-	88,715	(7,165)	(6,285)
Norchem Holdings	125,782	13,602	19,416	27,096	2,959	5,952
Others	-	-	270	-	1,955	-
Total Bank			16,487,039	13,581,435	1,291,145	967,314
Affiliate
BW Guirapá I S.A. (4)	-	-	-	88,715	-	(6,285)
Norchem Holdings	125,782	13,602	19,416	27,096	2,959	5,952
Others	-	-	256	-	(410)	20,446
Total Consolidated			19,672	115,811	2,549	20,113

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) On November 22, 2013 Banco Santander sold its 100% stake of MS Participações concerning 61,083,484 thousand shares for Capital Riesgo Global S.C.R Regimen Simplified S.A. (Note 26.e, 33 and 37.h).

(3) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales) (Note 33).

(4) In June 2013, Banco Santander endorsed R$95,000 and paid R$50,000 in the BW Guirapá I S.A.’s capital and in October 2013 there was a capital payment in the amount of R$37,801 without issuance of new shares. On February 28, 2014, Banco Santander acquired a capital amounting to R$60,000, through the issue of 97,669 new common shares, changing its investment of 40.57% to 66.19% in the capital (Note 37.h). With the change in shareholding, from February 2014, Banco Santander now holds joint control of that company. In September 2014, the joint control held on BW Guirapá I S.A. and their wind energy companies by Banco Santander were transferred to Santander Participações and reclassified to non-current assets held for sale, as mentioned in Note 13.

(5) Investment sold on December 17, 2013 (Note 26.e, 33 and 37.g).

(6) On October 24, 2013, the Sancap acquired from Banco Santander Spain 50,800 common shares, no face value, referred to 100% of the share capital of Ablasa Participações S.A. (Ablasa). On October 31, 2013, was effected an increase in capital by Sancap R$44,949 in value, 1,937,975,272 through the issue of new common shares, no face value, the payment of the capital increase was made as follows: R$22,449 in current national currency on October 31, 2013 and the residual amount of R$22,500 was paid on October 15, 2014. At the Extraordinary Shareholders Meeting (ESM) held on December 2, 2013, to change the name of Ablasa to Evidence Previdência S.A., and the change in its bylaws for the establishment and operation of pension benefit plans granted character was adopted in the form of continued income or single payment accessible to any individuals, which process was approved by Susep on September 30, 2014. On the ESM held on December 5,2014 was approved the capital increase by Sancap amounting R$140,000, through the issue of 7,000,000 new common shares, no face value, changing the current capital from R$45,000 to R$185,000.

(7) On November 18, 2013, was effected capital increase of R$59,000 with the issuance of 94,175,409 new common shares. At the ESM occurred on September 8, 2014, the shareholders approved a capital increase at the amout of R$23,820, from the current capital of R$87,180 to R$111,000, by the issuance of 40,448,655 new common shares, no face value, subscribed and paid by Santander Participações (see Note 13 below). In September 2014, the investment control held on Santos Energia and their wind energy companies were reclassified to non-current assets held for sale.

(8) Investment acquired on March 7, 2014 (Note 37.h).

(9) On April 4, 2014, was realized the payment of the total capital of Santander Getnet the amount of R$3,000, from the current R$13,000 to R$16,000 and approved as well the merger of Santander Getnt to Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. At The ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$1,156,263 in current national currency and R$17,240 by conferencing of the book value by Banco Santander of 5,300 common shares, no face value, issued of Izettle do Brasil Meios de Pagamento S.A. to Santander Getnet's capital.

(10) The Shareholders’ Meeting of April 9, 2014 the capital increase of TecBan of R$99,397 was approved from the current R$166,406 to R$265,803, without the issuance of new shares by capitalization of income for the year ended December 31, 2013 and all of its reserves, excluding capital reserves. In November 2014, Santander Serviços sold 1.16% of its investment in this company.

(11) The Shareholders’ Meeting of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brasil DTVM S.A., the change of the corporate name was approved by the Central Bank on July 25, 2014 (Note 37.f). The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, wherein 50% of its value R$ 441,000 was paid by Banco Santander in the act and the remaining 50% R$441,000 were paid on November 27, 2014. Due to the capital increase, 1,673,368 new common shares, no face value, were issued and its capital was increased from R$18,313 to R$840,313. The capital increase was approved by the Central Bank, on October 3, 2014.

(12) The Shareholders’ Meeting of June 10, 2014, was approved the increase of the share capital of Santander CCVM of R$100,302 from the current R$195,698 to R$296,000, through the issue of 7,715,540,000 new shares, of which 3,857,770,000 common shares and 3,857,770,000 preferred capital increase was approved by the Bacen on July 3, 2014.

(13) At the Extraordinary Shareholders Meeting held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new common shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer by Banco Santander, of 131,583,368 common shares Santos Energia, through its investment in Santos Energia to Santander Participações. At the Extraordinary Shareholders Meeting held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new common shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 common shares of BW Guirapá I S.A., and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações.

(14) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet) (Note 37.b).

(15) Investment acquired on December 12, 2014 (Note 37.a). The EGM of December 15, 2014, was approved the capital reduction in order to fit the value of effectively paid amounts, which goes from R$51,128 to R$49,451, the reduction in the amount of R$1,677, without cancellation of shares, and no refund of any amounts to shareholders, subject to the provisions of applicable law.

(16) Investment acquired on December 10, 2014 (Note 37.h).

16. Fixed Assets

				Bank
			12/31/2014	12/31/2013
	Cost	Depreciation	Net	Net
Real Estate	2,539,995	(525,607)	2,014,388	1,560,524
Land (1)	665,163	-	665,163	676,126
Buildings (1)	1,874,832	(525,607)	1,349,225	884,398
Others Fixed Assets	9,784,676	(5,284,434)	4,500,242	4,916,028
Installations, Furniture and Equipment (1)	2,458,862	(1,112,323)	1,346,539	1,267,110
Data Processing Equipment	2,642,036	(1,899,679)	742,357	468,868
Leasehold Improvements	3,278,428	(1,663,904)	1,614,524	1,702,514
Security and Communication Equipment	579,962	(358,624)	221,338	226,339
Others	825,388	(249,904)	575,484	1,251,197
Total	12,324,671	(5,810,041)	6,514,630	6,476,552

				Consolidated
			12/31/2014	12/31/2013
	Cost	Depreciation	Net	Net
Real Estate	2,631,295	(529,186)	2,102,109	1,565,539
Land (1)	666,638	-	666,638	677,618
Buildings (1)	1,964,657	(529,186)	1,435,471	887,921
Others Fixed Assets	10,849,154	(6,028,443)	4,820,711	5,241,007
Installations, Furniture and Equipment (1)	2,545,158	(1,166,390)	1,378,768	1,304,759
Data Processing Equipment	2,886,934	(2,034,031)	852,903	533,226
Leasehold Improvements	3,331,220	(1,692,564)	1,638,656	1,729,792
Security and Communication Equipment	1,220,663	(879,493)	341,170	226,728
Others	865,179	(255,965)	609,214	1,446,502
Total	13,480,449	(6,557,629)	6,922,820	6,806,546

(1) In 2013, the Bank and Consolidated, there were sales to the Building Fund of land amounting to R$3,626, buildings of R$5,748 and installations in the amount of R$6,576, totaling R$15,950 (Note 33).

17. Intangibles

				Bank
			12/31/2014	12/31/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(20,488,988)	5,631,049	9,167,284
Other Intangible Assets	7,245,250	(3,996,160)	3,249,090	3,663,721
Acquisition and Development of Software	4,601,649	(2,738,921)	1,862,728	1,869,885
Exclusivity Contracts for Provision of Banking Services	2,481,241	(1,204,075)	1,277,166	1,665,823
Others	162,360	(53,164)	109,196	128,013
Total	33,365,287	(24,485,148)	8,880,139	12,831,005

				Consolidated
			12/31/2014	12/31/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,428,386	(20,560,935)	6,867,451	9,373,607
Other Intangible Assets	7,594,101	(4,196,197)	3,397,904	3,770,857
Acquisition and Development of Software	4,942,475	(2,934,200)	2,008,275	1,963,433
Exclusivity Contracts for Provision of Banking Services	2,481,241	(1,204,075)	1,277,166	1,665,823
Others	170,385	(57,922)	112,463	141,601
Total	35,022,487	(24,757,132)	10,265,355	13,144,464

(1) Includes R$1,054,273 from goodwill determined by Getnet SA (current corporate name of Santander Getnet) at the acquisition of all the shares issued by Getnet Technology Capture and Processing Transactions H.U.A.H. S.A. (Getnet) in July 31, 2014 (Note 15 and 37.b).

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill in 2014 and 2013.

					Commercial Bank
					2014	2013
Main Assumptions:
Basis of Valuation						Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)					5 Years	5 Years
Growth Rate					7.0%	7.0%
Discount Rate (2)					14.4%	14.8%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					12/31/2014	12/31/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	16,126,771	-	-	-	16,126,771	15,908,950
Savings Deposits	37,938,936	-	-	-	37,938,936	33,589,050
Interbank Deposits	-	846,462	17,642,334	359,232	18,848,028	19,455,433
Time Deposits	235,752	23,362,245	11,488,287	51,046,179	86,132,463	81,506,348
Total	54,301,459	24,208,707	29,130,621	51,405,411	159,046,198	150,459,781
Current					107,640,787	99,555,081
Long-term					51,405,411	50,904,700

						Consolidated
					12/31/2014	12/31/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	16,049,202	-	-	-	16,049,202	15,604,642
Savings Deposits	37,938,936	-	-	-	37,938,936	33,589,050
Interbank Deposits	-	1,976,173	1,262,126	538,132	3,776,431	3,919,517
Time Deposits	235,752	23,359,631	11,384,661	50,887,354	85,867,398	81,099,898
Total	54,223,890	25,335,804	12,646,787	51,425,486	143,631,967	134,213,107
Current					92,206,481	82,599,906
Long-term					51,425,486	51,613,201

b) Money Market Funding

						Bank
					12/31/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		76,647,435	15,793,578	31,057,727	123,498,740	72,115,395
Government Securities		71,726,147	38,317	-	71,764,464	28,219,049
Others		4,921,288	15,755,261	31,057,727	51,734,276	43,896,346
Third Parties		11,851,434	-	-	11,851,434	22,528,274
Linked to Trading Portfolio Operations		-	1,138,943	10,057,581	11,196,524	7,778,852
Total		88,498,869	16,932,521	41,115,308	146,546,698	102,422,521
Current					105,431,390	77,412,160
Long-term					41,115,308	25,010,361

					Consolidated
				12/31/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	42,485,885	14,110,800	30,708,105	87,304,790	61,710,844
Government Securities	37,564,597	38,316	-	37,602,913	19,552,535
Debt Securities in Issue	4,631,575	10,426,531	29,703,340	44,761,446	37,995,472
Others	289,713	3,645,953	1,004,765	4,940,431	4,162,837
Third Parties	11,851,434	-	-	11,851,434	8,972,394
Linked to Trading Portfolio Operations	-	1,138,943	10,057,581	11,196,524	7,778,852
Total	54,337,319	15,249,743	40,765,686	110,352,748	78,462,090
Current				69,587,062	54,935,996
Long-term				40,765,686	23,526,094

c) Funds from Acceptance and Issuance of Securities

					Bank
				12/31/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	15,058,098	26,193,244	17,319,206	58,570,548	46,981,486
Real Estate Credit Notes - LCI (1)	7,711,470	13,742,997	1,214,865	22,669,332	17,077,415
Agribusiness Credit Notes - LCA (2)	854,786	1,017,306	30,691	1,902,783	1,681,646
Treasury Bills (3)	6,491,842	11,432,941	16,073,650	33,998,433	28,222,425
Securities Issued Abroad	477,787	2,779,878	8,537,959	11,795,624	18,169,720
Eurobonds	477,787	2,779,878	8,537,959	11,795,624	15,922,483
Securitization Notes - MT100 (4)	-	-	-	-	2,247,237
Funding by Structured Operations Certificates	94,294	167,907	1,900	264,101	-
Total	15,630,179	29,141,029	25,859,065	70,630,273	65,151,206
Current				44,771,208	34,294,825
Long-term				25,859,065	30,856,381

					Consolidated
				12/31/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	355,472	262,598	380,791	998,861	1,107,465
Debentures Resources (5)	-	-	-	-	168,449
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	15,337,634	26,841,619	19,713,730	61,892,983	49,615,321
Real Estate Credit Notes - LCI (1)	7,711,470	13,744,259	1,215,344	22,671,073	17,080,172
Agribusiness Credit Notes - LCA (2)	854,786	1,017,306	30,691	1,902,783	1,681,646
Treasury Bills (3)	6,771,378	12,080,054	18,467,695	37,319,127	30,853,503
Securities Issued Abroad	477,787	2,779,878	8,537,959	11,795,624	18,169,720
Eurobonds	477,787	2,779,878	8,537,959	11,795,624	15,922,483
Securitization Notes - MT100 (4)	-	-	-	-	2,247,237
Funding by Structured Operations Certificates	94,294	167,907	1,900	264,101	-
Total	16,265,187	30,052,002	28,634,380	74,951,569	69,060,955
Current				46,317,189	35,592,639
Long-term				28,634,380	33,468,316

(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On December 31, 2014, has maturities between 2015 to 2020 (12/31/2013 - maturities between 2014 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 89,3% to 98,0% of CDI. On December 31, 2014, has maturities between 2015 to 2016 (12/31/2013 - maturities between 2014 to 2020).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2014, has maturities between 2015 to 2025 (12/31/2013 - maturities between 2014 to 2025).

(4) Issuance of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(5) On December 31, 2013, the debentures are issued by the subsidiary Santos Energia in April 2013, with remuneration indexed to CDI + 1.60% p.a. maturing on April 12, 2014, extended the maturing to July 12, 2014, with indexed to CDI + 1.55% p.a. The investment held in the subsidiary Santos Energy, in September 2014 was reclassified to account to non-current assets held for sale (Note 13).

						Bank/Consolidated
				Interest Rate (p.a)	12/31/2014	12/31/2013
Eurobonds	Issuance	Maturity	Currency		Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	3,575,617	3,210,407
Eurobonds	April and November-10	April-15	US$	4.5%	2,173,398	1,971,183
Eurobonds	January and June-11	January-16	US$	4.3%	2,256,237	2,005,381
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,258,363	1,283,821
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	892,090	786,587
Eurobonds (2)	April-12	April-16	CHF	3.3%	412,596	404,185
Eurobonds (2)	June-13	June-15	CHF	1.1%	339,686	332,147
Eurobonds (2)	March-13	March-15	CHF	1.7%	187,974	184,256
Eurobonds (2)	April-12	April-16	CLP	4.6%	101,264	97,887
Eurobonds (2)	September-14	September-16	JPY	1.8%	24,480	-
Eurobonds	March-11	March-14	US$	Libor + 2.1%	-	2,813,498
Eurobonds (2)	June-11	December-14	CHF	3.1%	-	395,378
Eurobonds (2)	December-12	December-14	CNY	2.1%	-	58,044
Others					573,919	2,379,709
Total					11,795,624	15,922,483

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 to the April 17, 2018 equal 7.0% p.a.

(2) Includes R$1,960,197 (12/31/2013 - R$2,423,571) in cash flow hedge operations, being R$1,258,363 (12/31/2013 - R$1,283,821) indexed in Real, R$600,570 (12/31/2013 - R$983,819) indexed on foreign currency - Swiss Franc, R$101,264 (12/31/2013 - R$97,887) in Chilean Peso and December 31,2013 R$58,044 in Iuan (Note 6.b.V.b), and R$364,166 (12/31/2013 - R$332,147) for market risk hedge operations, being R$339,686 (12/31/2013 - R$332,147) indexed to foreign currency - Swiss Franc and R$24,480 indexed to foreing currency - YEN (Note 6.b.V.a).

						Bank/Consolidated
				Interest	12/31/2014	12/31/2013
Securitization Notes - MT100	Issuance	Maturity	Currency	Rate (p.a)	Total (1)	Total
2008-1 Series	May-08	March-15	US$	6.2%	-	150,645
2008-2 Series	August-08	September-17	US$	Libor (6 Months) + 0.8%	-	940,146
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	-	40,593
2009-2 Series	August-09	September-19	US$	6.3%	-	105,135
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	-	420,537
2011-1 Series	May-11	March-18	US$	4.2%	-	237,020
2011-2 Series	May-11	March-16	US$	Libor (6 Months) + 1.4%	-	353,161
Total					-	2,247,237

(1) The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander (Note 2), in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, were fully redeemed in December 4th, 2014, on value of US$747,219. Due to the redemption of these notes, the Foreign Brazil is in the foreclosure process.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			12/31/2014	12/31/2013	12/31/2014	12/31/2013
Time Deposits (1)			9,609,346	6,125,897	9,564,705	6,105,320
Savings Deposits			2,386,003	1,736,762	2,386,003	1,736,762
Interbank Deposits			2,012,412	1,661,812	386,675	343,645
Money Market Funding			15,133,189	9,349,005	11,987,695	7,841,799
Provisions and Capitalization Adjustment and Interest			-	-	111,681	93,347
Others (2)			7,912,265	7,377,861	8,365,655	7,644,359
Total			37,053,215	26,251,337	32,802,414	23,765,232
(1) In the Bank and Consolidate in 2014, includes the record of interest in the amount of R$435,473 related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 21).

(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				12/31/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	12,583	10,382	4,125	27,090	74,943
Foreign Borrowings	8,477,210	14,162,027	1,566,082	24,205,319	18,340,277
Import and Export Financing Lines	7,675,277	14,162,027	1,566,082	23,403,386	16,945,819
Other Credit Lines	801,933	-	-	801,933	1,394,458
Domestic Onlendings	1,494,236	3,766,144	10,353,133	15,613,513	11,756,661
Foreign Onlendings	-	-	-	-	19,191
Total	9,984,029	17,938,553	11,923,340	39,845,922	30,191,072
Current				27,922,582	20,294,328
Long-term				11,923,340	9,896,744

					Consolidated
				12/31/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	12,583	106,567	4,124	123,274	81,230
Foreign Borrowings	8,477,207	14,277,267	1,566,082	24,320,556	17,894,119
Import and Export Financing Lines	7,675,275	14,277,267	1,566,082	23,518,624	16,499,661
Other Credit Lines	801,932	-	-	801,932	1,394,458
Domestic Onlendings	1,494,235	3,766,144	10,353,134	15,613,513	11,756,661
Foreign Onlendings	-	-	-	-	19,191
Total	9,984,025	18,149,978	11,923,340	40,057,343	29,751,201
Current				28,134,003	19,854,457
Long-term				11,923,340	9,896,744

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2018 (12/31/2013 - through 2018) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.6% p.a. to 9.0% p.a. (12/31/2013 - 0.6% p.a. to 14.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (12/31/2013 - 1.5% p.a.), plus exchange rate change falling due through up to July 11, 2015 (12/31/2013 - through 2014).

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		12/31/2014	12/31/2013	12/31/2014	12/31/2013
Provision for Tax Risks and Legal Obligations (Note 23.b)		11,383,052	9,377,201	14,205,897	11,957,132
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)		687,057	810,299	773,304	948,074
Deferred Tax Liabilities		1,190,304	966,068	1,802,416	1,857,231
Provision for Taxes and Contributions on Income		-	-	39,246	4,791
Taxes Payable		429,719	323,260	610,352	514,486
Total		13,690,132	11,476,828	17,431,215	15,281,714
Current		1,072,012	922,926	1,591,511	1,914,672
Long-term		12,618,120	10,553,902	15,839,704	13,367,042

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2013	Recognition	Realization	12/31/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	840,748	59,503	-	900,251
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	94,707	169,035	-	263,742
Excess Depreciation of Leased Assets	19,473	-	(11,609)	7,864
Others	11,140	7,307	-	18,447
Total	966,068	235,845	(11,609)	1,190,304

				Bank
	12/31/2012	Recognition	Realization	12/31/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)	840,748	8,258	(8,258)	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	693,259	-	(598,552)	94,707
Excess Depreciation of Leased Assets	77,310	-	(57,837)	19,473
Others	576	10,564	-	11,140
Total	1,611,893	18,822	(664,647)	966,068

				Consolidated
	12/31/2013	Recognition	Realization	12/31/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	855,629	69,811	(7)	925,433
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	100,124	169,131	(1,905)	267,350
Excess Depreciation of Leased Assets	875,385	6,402	(293,752)	588,035
Others	26,093	32,489	(36,984)	21,598
Total	1,857,231	277,833	(332,648)	1,802,416

				Consolidated
	12/31/2012	Recognition	Realization	12/31/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)	843,611	20,277	(8,259)	855,629
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,097,209	4,646	(1,001,731)	100,124
Excess Depreciation of Leased Assets	1,474,831	53,387	(652,833)	875,385
Others	738	44,743	(19,388)	26,093
Total	3,416,389	123,053	(1,682,211)	1,857,231
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				12/31/2014
				Bank
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2015	294,411	174,972	54,658	524,041
2016	282,818	167,921	54,658	505,397
2017	32,007	17,631	5,732	55,370
2018	29,385	17,631	5,732	52,748
2019	29,385	17,631	5,732	52,748
Total	668,006	395,786	126,512	1,190,304

				12/31/2014
				Consolidated
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2015	421,413	179,767	56,028	657,208
2016	409,820	172,716	56,028	638,564
2017	101,704	18,217	5,734	125,655
2018	98,425	17,823	5,734	121,982
2019	98,425	17,823	5,734	121,982
2020 to 2022	137,025	-	-	137,025
Total	1,266,812	406,346	129,258	1,802,416

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					12/31/2014	12/31/2013
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1,500	105.0% CDI	3,683,128	3,306,909
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	1,990,794	1,788,358
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,080,684	970,794
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$ 283	CDI (2)	114,050	101,659
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$ 268	IPCA (3)	425,420	368,401
Subordinated Deposit Certificates	July-07	July-14	R$ 885	104.5% CDI	-	1,684,508
Subordinated Deposit Certificates	January-07	January-14	R$ 250	104.5% CDI	-	508,655
Subordinated Deposit Certificates	November-08	November-14	R$ 100	120.5% CDI	-	176,860
Total					7,294,076	8,906,144
Current					199,123	2,370,023
Long Term					7,094,953	6,536,121
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed between 100% and 112% of CDI.
(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 24.f), are as follows:

						Bank/Consolidated
						12/31/2014
Debt Instruments Eligible to Compose Capital		Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total
Tier I (1)		January - 14	No Deadline (Perpetual)	R$ 3.000	7.375%	3,363,697
Tier II (2)		January - 14	January - 24	R$ 3.000	6.000%	3,412,949
Total						6,776,646
Current						148,298
Long-term						6,628,348
(1) Interest rate paid quarterly from April 29, 2014.
(2) Interest rate paid semiannually from July 29, 2014.
(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			12/31/2014	12/31/2013	12/31/2014	12/31/2013
Provision Technical for Capitalization Operations			-	-	1,651,770	1,704,190
Payables for Credit Cards			19,350,521	14,869,681	19,350,528	14,869,692
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			3,526,994	3,371,356	3,761,447	3,595,512
Employee Benefit Plans (Note 35)			3,845,722	3,022,274	3,869,728	3,043,311
Payables for Acquisition of Assets and Rights (1)			489,860	277,857	489,860	277,857
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			5,606	6,251	5,606	6,251
Accrued Liabilities
Personnel Expenses			1,370,962	1,306,415	1,471,725	1,377,211
Administrative Expenses			369,528	195,080	461,847	243,913
Others Payments			119,419	161,191	195,785	238,786
Creditors for Unreleased Funds			1,072,345	924,632	1,072,345	924,632
Provision of Payment Services			295,015	224,411	295,015	224,411
Suppliers			204,110	192,624	671,311	643,811
Others			2,248,474	3,295,733	3,121,842	3,960,425
Total			32,898,556	27,847,505	36,418,809	31,110,002
Current			27,093,845	23,180,351	30,088,854	25,977,781
Long-term			5,804,711	4,667,154	6,329,955	5,132,221
(1) Refers basically to export notes loans operations in the amount of R$469,731 (12/31/2013 - R$258,420).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on December 31, 2014 and 2013 no contingent assets were accounted (Note 3.o).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			12/31/2014	12/31/2013	12/31/2014	12/31/2013
Reserve for Tax Contingencies and Legal Obligations (Note 19)			11,383,052	9,377,201	14,205,897	11,957,132
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			3,526,994	3,371,356	3,761,447	3,595,512
Labor			1,914,476	1,869,394	1,984,590	1,939,796
Civil			1,612,518	1,501,962	1,776,857	1,655,716
Total			14,910,046	12,748,557	17,967,344	15,552,644

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			12/31/2014			12/31/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	9,377,201	1,869,394	1,501,962	9,636,920	2,538,878	1,480,652
Recognition Net of Reversal (1)	1,511,233	839,628	687,984	707,025	504,108	607,575
Inflation Adjustment	941,388	223,181	138,832	613,166	198,064	126,316
Write-offs Due to Payment (2)	(446,770)	(1,017,727)	(716,260)	(1,579,910)	(1,371,656)	(712,581)
Balance at End	11,383,052	1,914,476	1,612,518	9,377,201	1,869,394	1,501,962
Escrow Deposits - Other Receivables	979,250	335,309	126,434	842,500	340,095	112,449
Escrow Deposits - Securities	24,135	17,367	7,391	34,318	19,653	676
Total Escrow Deposits	1,003,385	352,676	133,825	876,818	359,748	113,125

						Consolidated
			01/01 to			01/01 to
			12/31/2014			12/31/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,957,132	1,939,796	1,655,716	11,781,786	2,612,378	1,617,553
Recognition Net of Reversal (1)	1,680,755	881,980	830,982	1,061,340	548,702	754,671
Inflation Adjustment	1,120,861	231,945	153,175	740,737	205,677	139,745
Write-offs Due to Payment (2)	(552,851)	(1,070,107)	(866,575)	(1,572,110)	(1,425,328)	(856,240)
Acquisition and Merger of Companies (Nota 15)	-	-	3,508	-	-	-
Others	-	976	51	(54,621)	(1,633)	(13)
Balance at End	14,205,897	1,984,590	1,776,857	11,957,132	1,939,796	1,655,716
Escrow Deposits - Other Receivables	2,235,631	339,892	131,757	2,046,853	352,150	125,632
Escrow Deposits - Securities	24,717	17,367	7,391	35,186	19,653	676
Total Escrow Deposits	2,260,348	357,259	139,148	2,082,039	371,803	126,308

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2014 and 2013, for tax contingencies, including payment for joining the program established by Law 12,996/2014 and 12,865/2013 (Articles 17 and 39), (Note 23.e).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawswits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its subsidiaries adhered, in August 2014, to the program of amnesty established by Law 12,996/2014.

The main case included in the amnesty is related to deduction of taxes expenses and interest, with prelimirary decision that suspended payments related to the IRPJ and da CSLL between the years 2006 and 2008. Such case was pending from decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment were registered at the time of subscription on the program through financial settlement in the amount of R$404,570 Bank and R$412,602 Consolidated, after the recorded deferred tax assets, was zero in net income for the Bank and Consolidated.

The Bank and its subsidiaries adhered, in the end of 2013, the program of installments and cash payment of tax and social security debts established by Law 12,865/2013 (Articles 17 and 39).

The main case included in the program was the lawsuit claiming the application of Law 9,718/1998 for Banco ABN Amro Real, succeeded by Banco Santander. This lawsuit comprehend PIS and Cofins social contributions from September 2006 to April 2009, this case had unfavorable decision in federal court. The Bank and its subsidiaries follow discussing the application of the Law 9,718/1998. Other administrative and judicial proceedings were also included this program.

The accounting effects in all the cases included in the program, were recorded in 2013. As a result, contingent tax liabilities were paid in the amount of R$2,029,427 Bank and R$2,053,978 Consolidated, through payment (R$1,372,627 Bank and R$1,389,501 Consolidated) and the conversion judicial deposits of (R$155,020 in the Bank and R$155,176 Consolidated). Was recorded in the income statement of 2013, in accounts of Other Income (Expenses), the gain of R$501,780 in the Bank and R$509,301 in Consolidated, before taxes (Note 30 and 31).

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$9,104,088 Bank and R$10,501,868 Consolidated (12/31/2013 - R$7,430,819 Bank and R$8,621,340 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$573,531 Bank and R$1,465,793 Consolidated (12/31/2013 - R$529,518 in the Bank and R$1,299,202 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - R$3,686 Bank and R$54,111 Consolidated (12/31/2013 - R$3,590 Bank and R$52,489 Consolidated): the Banco Santander and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$697,544 Bank and R$722,639 Consolidated (12/31/2013 - R$523,556 Bank and R$545,337 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$423,768 Bank and R$442,583 Consolidated (12/31/2013 - R$317,736 Bank and R$332,259 Consolidated): the Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax, and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$12,384 million, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was acurate. Santander DTVM had a favorable decision before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced. The Banco Santander was considered resposable to collect the tax. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals at CARF. As of December 31, 2014, amounts related to these claims are approximately R$629 million each.

Credit Losses - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services chalenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2014 the amount related to this challenge is approximately R$668 million.

INSS on Profits or Results (PLR) - the Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2014 the amounts related to these proceedings totaled approximately R$1,099 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A., successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related to 2005 tax, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain tax paid was in complaince with the legislation. We had a partial favorable the decision on CARF, that disregard the fine and interest on this fine. Currently awaiting the assessment of a Amendment of Judgment by Zurich and the judgment of the Extraordinary Appeal filed by the Federal Government . The Banco Santander is responsible for any adverse outcome in this process as former controlling of Zurich Santander Brasil Seguros e Previdência S.A. As of December, 31, 2014 the amount related to this proceeding is approximately R$246 million.

Goodwill Amortization of Banco Real – The Brazilian Federal Revenue Service has issued a tax assessment against the Bank in the amount of R$1,063 billion to require IRPJ and CSLL payments, including late charges, related to the base period of 2009. The tax authorities considered that the goodwill related to the Banco Real’s acquisition, amortized for accounting purposes before incorporation, should not be deducted by Banco Santander for tax purposes. The tax assessment was properly contested.

Goodwill Amortization of Sudameris Bank  – The tax authorities have issued a tax assessment in the amount of R$435 million to require the IRPJ and CSLL payments, including late charges, related the tax deductibility of goodwill amortization paid in the Banco Sudameris’ acquisition. Banco Santander has presented timely the respective refutation, which are pending decision.

The labor claims with classification of possible loss totaled R$121 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$658 million.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$687,057, R$2,520 and R$3,086 (12/31/2013 - R$810,299, R$3,299 and R$2,952) in the Bank and R$773,304, R$2,520 and R$3,086 (12/31/2013 - R$948,074, R$3,299 and R$2,952) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 9.090.909.090 (Nine Billion, Ninety Million, Nine Hundred and Nive Thousand and Ninety) shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			12/31/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	127,192	153,105	280,297	346,006	372,775	718,781
Foreign Residents	3,742,658	3,577,885	7,320,543	3,523,844	3,358,215	6,882,059
Total	3,869,850	3,730,990	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury Shares	(29,612)	(29,612)	(59,224)	(18,572)	(18,572)	(37,144)
Total Outstanding	3,840,238	3,701,378	7,541,616	3,851,278	3,712,418	7,563,696

To reflect the impact of the subsidy Program and Bonus and Gruping of Shares in the context of the Optimization Plan Reference Equity (Note 24.f) approved on Extraordinary Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Brazilian Corporations Law.

Before the Annual Shareholders Meeting, the Board of Directors may decide on the declaration and payment of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						12/31/2014
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interim Dividends (1) (5)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (5)			120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (5)			400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (6)			220,000	27.7738	30.5512	58.3250
Interest on Capital (4) (6)			690,000	87.2120	95.9332	183.1452
Total			1,530,000
(1) Established by the Board of Directors in March 2014.
(2) Established by the Board of Directors in June 2014.
(3) Established by the Board of Directors in September 2014.
(4) Established by the Board of Directors in December 2014, common R$74,1309, preferred - R$81,5442 e units - R$155,6751, net of taxes..

(5) The amount of interim and intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from August 28, 2014, without any compensation to the restatement.

(6) The amount of intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and will be paid from February 26, 2015, without any compensation to the restatement..

				12/31/2013
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (5)	300,000	37.7153	41.4868	79.2021
Intermediate Dividends (2) (6)	650,000	81.7268	89.8995	171.6263
Intermediate Dividends (3) (7)	450,000	56.6816	62.3497	119.0313
Intermediate Dividends (4) (8)	285,196	35.9422	39.5364	75.4786
Intercalary Dividends (4) (8)	714,804	90.0840	99.0924	189.1764
Total	2,400,000
(1) Established by the Board of Directors in March 2013, common shares - R$32.0580, preferred shares - R$35.2638 and Units - R$67.3217, net of taxes.
(2) Established by the Board of Directors in June 2013.
(3) Established by the Board of Directors in September 2013.
(4) Established by the Board of Directors in December 2013.
(5) The amount of interest on capital were fully attributed to supplementary and mandatory dividend for the year 2013 and were paid in August 29, 2013, without any compensation to the restatement.
(6) The amount of interim dividends were fully attributed to supplementary dividends for the year 2013 and were paid on August 29, 2013 without any compensation to the restatement.

(7) The amount of interim dividends, R$144,473 will be fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 will be attributed to supplementary dividends for the year 2013 and both were paid on February 26, 2014, without any compensation to the restatement.

(8) The amount of interim and intercalary dividends were fully attributed to the mandatory dividends for the year 2013 and will be paid on February 26, 2014, without any monetary compensation.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

In the meeting held on November 3, 2014, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Bank, by the Bank or by the Bank´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs, which, on October 31, 2014, corresponded to approximately 1.16% of the Bank’s share capital. On October 31, 2014, the Bank held 403,565,369 common shares and 431,369,785 preferred shares being traded.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Bank’s employees, as well as the companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3, 2014, and it will expire on November 3, 2015.

In 2014, 7,425,000 Units were acquired, 2,717,461 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on December 31, 2014, amounting to 16,531,177 Units (12/31/2013 - 11,823,638 Units) equivalent to R$230,420 (12/31/2013 - R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.23 and R$18.52. In 2014, was acquired 6,332,218 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 13,080,565 ADRs, in the current amount of R$215,036 (12/31/2013 - R$114,585). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.18 and US$10.21. The market value of these shares on December 31, 2014 was R$13.46 per Unit and US$5.02 per ADR. In the period ended December 31, 2014, due to the Optimization Plan PR, were registered amount of R$45 issuance cost, totaling R$445,501 (12/31/2013 - R$291,707) of treasury shares.

Additionally, in the period ended December 31, 2014, treasury shares were traded, that resulted in a loss of R$4,926 (2013 - R$716) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$4,545 (12/31/2013 - R$6,146). In 2014, were realized results in the amounting of R$8,266 (2013 - R$481,769), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Regulatory Capital

On September 26, 2013, the Bank disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (end of the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP) were satisfied. The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247 billion, equivalent to R$3 billion, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247 billion, equivalent to R$3 billion (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus Shares and Share Reverse Spli (Inplit)

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$172 million; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Bank published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Exchange Offer

On April 29, 2014 the Bank published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander Spain, that it would launch a voluntary exchange offer in Brazil and United States for acquisition of up to the totality of the shares of Banco Santander that are not held by Banco Santander Spain, which represented approximately 25% of Banco Santander’s share capital, with payment in shares of Banco Santander Spain. As a result of the Transaction, Bank would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment.

On June 9, 2014, it was held an extraordinary shareholder meeting, which resolved on the following Agenda: (a) the exit of the Bank from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brasil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Bank’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Bank published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof with (i) the CVM; (ii) the BM&FBovespa; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well that an application for registration of the Exchange Offer was duly filed with the CVM on the date hereof.

On October 2, 2014 Banco Santander´s Board of Directors issued an opinion regarding the Offer and Banco Santander filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Banco Santander Spain and Banco Santander disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Banco Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Banco Santander together with Banco Santander Spain has published a Material Fact regarding the Exchange Offers Results held on October 30, 2014. Banco Santander Spain acquired 1,640,644 shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Bank, thereby, the participation of Grupo Santander in Banco Santander would be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the USA. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBovespa, and are trading on the traditional listing segment.

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established Resolution 4,193/2013 the minimum Regulatory Capital requirements remains at 11% until December 2015, the Tier I requirement is 5.5% from October 2013 until December 2014 and Common Equity Tier I is 4.5% from October 2013.

The revision of the rules regarding the Regulatory Capital Requirement, represented by the sum of the credit risk, market risk and operational risk also came into force in October 2013; those relating to credit risk have undergone revision in the third quarter of 2014, changing the parameters for classification retail and the weighting Factor Risk (RW) of this segment. The RW were altered payroll loans, no payroll loans and auto loans were given RW of 75%.

Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	12/31/2014	12/31/2013
Tier I Regulatory Capital	58,592,358	63,594,727
Principal Capital	55,228,661	63,594,727
Supplementary Capital	3,363,697	-
Tier II Regulatory Capital	4,970,999	2,701,014
Regulatory Capital (Tier I and II)	63,563,357	66,295,741
Required Regulatory Capital	40,010,083	37,936,111
Portion of Credit Risk (2)	35,527,889	34,199,529
Market Risk Portions (3)	2,807,798	2,047,595
Operational Risk Portion	1,674,396	1,688,987
Basel I Ratio	16.1	18.4
Basel Principal Capital	15.2	18.4
Basel	17.5	19.2
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br .

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposals were the subject of deliberation in the extraordinary stockholders' meeting held on April 30, 2014.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

					01/01 to	01/01 to
					12/31/2014	09/30/2013
Fixed Compensation					53,420	48,293
Variable Compensation					87,040	91,458
Others					15,076	13,971
Total Short-Term Benefits					155,536	153,722
Shares Based Payments					23,697	30,841
Total Long-Term Benefits					23,697	30,841
Total (1)					179,233	184,563

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In 2013, were paid to the Directors of Santander Brasil Asset the amount of R$3,214 excluding charges (Note 37.g).

Additionally, in 2014, charges were collected on management compensation in the amount of R$28,584 (2013 - R$28,386).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	12/31/2014
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Banco Santander, S.A. (1)	518,207	13.4%	519,089	13.9%	1,037,296	13.6%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	2,216	0.1%	2,239	0.1%	4,455	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	202,339	5.2%	230,120	6.2%	432,459	5.7%
Total Outstanding	3,840,238	99.3%	3,701,378	99.3%	7,541,616	99.3%
Treasury Shares	29,612	0.7%	29,612	0.7%	59,224	0.7%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	401,017	10.4%	428,821	11.5%	829,838	10.9%

	12/31/2013
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
GES (1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	196,462	5.1%	196,462	5.3%	392,924	5.1%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	723,201	18.7%	751,838	20.2%	1,475,039	19.4%
Total Outstanding	3,851,278	99.6%	3,712,418	99.6%	7,563,696	99.5%
Treasury Shares	18,572	0.4%	18,572	0.4%	37,144	0.5%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	922,465	23.8%	951,124	25.5%	1,873,589	24.6%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and Others.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1)Exercise of the Exchange Rights by the Qatar Holding Luxembourg II S.Á R.L. (QHL)

On October 29, 2013, QHL exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

					Bank
			Assets	Income	Assets	Income
			(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
				01/01 to		01/01 to
			12/31/2014	12/31/2014	12/31/2013	12/31/2013
Cash			253,340	-	189,619	-
Banco Santander Espanha (2)			250,553	-	188,450	-
Banco Santander (México), S.A. (4)			-	-	2	-
Banco Santander Totta, S.A. (4)			2,787	-	1,167	-
Interbank Investments			39,914,916	2,925,083	40,006,489	2,857,499
Aymoré CFI (3)			27,176,767	2,794,436	28,481,445	2,777,263
Banco Santander Espanha (1) (2)			10,503,679	11,621	10,438,660	15,860
CFI RCI Brasil (5)			1,847,224	117,531	1,086,384	64,373
Santander Brasil EFC (3)			387,246	-	-	-
Others			-	1,495	-	3
Securities			48,932,843	4,575,852	38,647,624	2,880,429
Santander Leasing (3)			48,932,843	4,575,852	38,647,624	2,880,429

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2014	12/31/2014	12/31/2013	12/31/2013
Derivatives Financial Instruments - Net	(194,667)	734,504	(190,819)	475,886
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	291,965	389,033	(91,959)	319,708
Banco Bandepe (3)	144,592	265,064	(127,801)	38,897
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(468,246)	(15,355)	(117,683)	(16,120)
Abbey National Treasury Services Plc (Abbey NationalTreasury) (4)	(871)	16,117	(61,885)	4,015
Banco Santander Espanha (2)	(344,504)	(3,925)	46,524	15,990
Santander FI Amazonas (3)	(7,906)	681	29,370	(4,053)
Santander Paraty (3)	(22,911)	-	(17,157)	-
Santander FI Diamantina (3)	213,214	82,870	149,419	117,454
Santander Leasing (3)	-	19	353	(5)
Credit Operations	6,440	1,702	24,627	879
Cibrasec (5)	6,440	1,702	24,627	879
Dividends and Bonuses Receivables	181,528	315,704	81,826	385,164
Banco Bandepe (3)	-	35,700	-	59,800
Aymoré CFI (3)	23,529	52,000	-	122,400
Santander Brasil Consórcio (3)	-	-	-	5,290
Santander Leasing (3)	-	189,686	-	106,468
Santander Securities Services Brasil DTVM S.A. (3) (9)	179	-	-	1,260
CFI RCI Brasil (5)	19,158	22,538	18,768	19,546
Santander Participações (3)	795	-	34,000	40,000
Sancap (3)	64,911	-	21,892	-
Santander Serviços (3)	72,784	-	7,166	16,922
Santander CCVM (3)	-	15,780	-	11,600
Others	172	-	-	1,878
Trading Account	-	1,072	159,343	4,720
Santander Benelux (4)	-	4	19,162	195
Abbey National Treasury (4)	-	5	18,998	25
Banco Santander Espanha (2)	-	1,063	121,183	4,500
Foreign Exchange Portfolio - Net	570,170	52,703	(174,245)	(270,364)
Banco Santander Espanha (2)	480,179	(31,776)	(174,245)	(270,364)
Santander Benelux (4)	89,991	84,479	-	-
Receivables from Affiliates	630,648	703,991	463,829	688,438
Zurich Santander Brasil Seguros e Previdência S.A. (6)	613,211	6,575	399,045	6,072
Santander Capitalização S.A. (3)	16,901	187,974	17,866	206,362
Zurich Santander Brasil Seguros S.A. (6)	-	-	43,865	-
Aymoré CFI (3)	-	371,885	-	320,631
Santander CCVM (3)	-	69,791	-	55,840
Santander Leasing (3)	-	22,345	-	40,478
Webmotors S.A. (7)	-	1,289	-	8,295
Santander Brasil Asset (6)	-	4,974	3,053	13,369
Santander Serviços (3)	-	8,298	-	13,914
Santander Microcrédito (3)	-	8,219	-	7,667
Santander Brasil Consórcio (3)	-	10,166	-	8,192
Santander Participações (3)	-	3,368	-	4,328
Others	536	9,107	-	3,290
Non-Operating Result	-	-	-	2,054,999
Capital Riesgo Global (10) (Nota 15, 33 e 37.h)	-	-	-	47,161
Santander Brasil Gestão de Recursos Ltda (6) (Nota 15, 33 e 37.g)	-	-	-	2,007,838

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2014	12/31/2014	12/31/2013	12/31/2013
Other Receivables - Others	21,924	88,477	299,131	51,612
Brazil Foreign (3)	-	-	280,856	-
Banco Santander Espanha (2)	12,120	11,842	9,107	9,007
CFI RCI Brasil (5)	-	4,623	2	3,041
Santander Capitalização S.A. (3)	-	3,484	364	3,506
Santander Paraty (3)	9,587	60,433	8,568	30,980
Aymoré CFI (3)	-	1,872	41	1,715
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	2,637	-	2,567
Others	217	3,586	193	796
Deposits	(17,688,494)	(2,014,578)	(19,941,106)	(1,660,943)
Santander Leasing (3)	(14,547,203)	(1,622,757)	(16,497,439)	(1,381,918)
Banco Santander Espanha (2)	(10,689)	-	(1,740)	-
Aymoré CFI (3)	(1,329,352)	(191,390)	(1,718,368)	(164,447)
Banco Bandepe (3)	(601,497)	(63,561)	(544,209)	(54,349)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(34,162)	-	(68,783)	-
Zurich Santander Brasil Seguros S.A. (6)	(2,152)	-	(4,651)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(58,570)	(8,528)	(27,062)	(701)
Sancap (3)	(2,619)	(9,869)	(135,408)	(10,166)
Santander Brasil Asset (6)	(16,742)	(11,083)	(170,914)	(7,457)
Webmotors S.A. (7)	(139,704)	(13,966)	(127,790)	(5,515)
Fundo de Investimento Santillana (4)	(261,865)	(51,313)	(258,548)	(19,669)
Isban Brasil S.A. (4)	(34,889)	(5,951)	(98,779)	(3,788)
Produban Serviços de Informática S.A. (4)	(21,091)	(2,430)	(47,887)	(2,748)
CFI RCI Brasil (5)	(15,699)	(5,669)	(21,473)	(3,227)
RCI Brasil Leasing (5)	(3,487)	-	(10,265)	-
Santander Microcrédito (3)	(11,246)	-	(13,197)	-
Santander Participações (3)	(6,800)	(2,346)	(48,485)	(1,650)
Santander Securities Services Brasil DTVM S.A. (3) (9)	(453,798)	(7,904)	(34,856)	(2,524)
Santander Brasil Consórcio (3)	(44,930)	(4,085)	(26,909)	(884)
Santander Paraty (3)	(51,829)	-	(47,775)	(819)
Santander Capitalização S.A. (3)	(7,686)	-	(9,375)	-
Others	(32,484)	(13,726)	(27,193)	(1,081)
Repurchase Commitments	(36,279,866)	(3,826,147)	(23,916,093)	(1,509,611)
Santander Brasil Advisory (3)	(11,745)	(1,181)	(11,233)	(906)
Santander Getnet (3)	-	-	(63,085)	(2,443)
Webmotors S.A. (7)	(2,981)	(221)	(5,477)	(1,604)
Santander Brasil Consórcio (3)	(35,450)	(4,086)	(47,817)	(5,471)
Isban Brasil S.A. (4)	(35,560)	(1,391)	(2,612)	(631)
Produban Serviços de Informática S.A. (4)	(20,555)	(644)	(223)	(196)
Santander FI Amazonas (3)	(24,514)	(6,464)	(68,715)	(4,119)
Santander FI Financial (3)	(7,627,279)	(1,428,546)	(6,881,079)	(521,869)
Santander Leasing (3)	(28,296,649)	(2,350,729)	(16,448,458)	(934,543)
Banco Bandepe (3)	(48,780)	(10,278)	(47,290)	(7,538)
Webcasas S.A. (3)	-	-	(20,559)	(1,313)
Santander CCVM (3)	(94,505)	(10,454)	(102,114)	(9,899)
Santander Participações (3)	(37,835)	(6,494)	(54,808)	(8,847)
Santander FI SBAC (3)	-	(4,599)	(161,093)	(9,018)
Santander Brasil Gestão de Recursos Ltda. (6)	(31,260)	-	-	-
Others	(12,753)	(1,060)	(1,530)	(1,214)
Borrowings and Onlendings	(26,775)	(801)	(609,436)	(1,752)
Banco Santander Espanha (2)	(19,034)	(703)	(94,168)	(1,550)
Santander Brasil EFC (3)	-	(98)	(500,589)	(202)
Banco Santander S.A. - Chile(4)	-	-	(693)	-
Banco Santander S.A. (Uruguay) (4)	(7,741)	-	(13,986)	-

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2014	12/31/2014	12/31/2013	12/31/2013
Dividends and Bonuses Payables	(538,691)	-	(1,090,414)	-
Banco Santander Espanha (2)	(25,084)	-	-	-
Sterrebeeck B.V. (2)	(378,736)	-	(679,045)	-
GES (4)	(134,413)	-	(410,283)	-
SIH (4)	(403)	-	(721)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	(55)	-	(365)	-
Payables from Affiliates	(17,758)	(473,669)	(14,991)	(311,797)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	-	(4,236)	-	(5,630)
Isban Brasil S.A. (4)	-	(89,985)	-	(91,040)
Produban Serviços de Informática S.A. (4)	(441)	(276,434)	-	(150,388)
Konecta Brazil Outsourcing Ltda. (4)	-	(51,033)	-	(14,402)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	-	(4,151)	-	(7,954)
Santander Microcrédito (3)	(2,888)	(37,389)	(3,293)	(36,345)
Banco Santander Espanha (2)	(7,603)	(1,288)	(2,651)	(547)
Santander Getnet (3)	-	-	(8,944)	-
Santander Brasil Asset (6)	(6,719)	(653)	-	-
Universia Brasil, S.A.	-	(3,446)	-	(1,547)
Others	(107)	(5,054)	(103)	(3,944)
Debt Instruments Eligible to Compose Capital	(6,411,777)	62,712	-	-
Banco Santander Espanha (2) (8)	(6,411,777)	62,712	-	-
Donations	-	(16,940)	-	(18,379)
Fundação Sudameris	-	(12,000)	-	(12,000)
Fundação Santander	-	(3,440)	-	(4,103)
Instituto Escola Brasil	-	(1,500)	-	(2,276)
Other Payables - Others	(1,378)	(888,212)	(2,247,470)	(603,022)
Banco Santander Espanha (2)	-	(53,794)	-	(63,797)
Brazil Foreign (3)	-	(45,763)	(2,247,237)	(58,719)
Isban Brasil S.A. (4)	-	(289,222)	-	(246,632)
TecBan (7)	-	(129,057)	-	(112,227)
Ingeniería (4)	-	(44,233)	-	(22,510)
Produban Serviços de Informática S.A. (4)	-	(61,629)	-	(55,684)
Produban Servicios (4)	-	(21,093)	-	(18,031)
Aquanima Brasil Ltda. (4)	-	(24,075)	-	-
Santander Getnet (3)	-	(205,838)	-	(24,863)
Universia Brasil, S.A.	(1,378)	-	-	-
Other	-	(13,508)	(233)	(559)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2014	12/31/2014	12/31/2013	12/31/2013
Cash	412,980	-	189,619	-
Banco Santander Espanha (2)	410,193	-	188,450	-
Banco Santander (México), S.A. (4)	-	-	2	-
Banco Santander Totta, S.A. (4)	2,787	-	1,167	-
Interbank Investments	10,503,679	12,116	11,625,517	16,805
Banco Santander Espanha (1) (2)	10,503,679	12,116	11,625,517	16,805
Derivatives Financial Instruments - Net	(755,618)	90,103	(171,801)	277,384
Santander Benelux (4)	291,965	389,033	(91,959)	319,708
Fundo de Investimento Santillana (4)	(468,246)	(15,355)	(117,683)	(16,120)
Abbey National Treasury (4)	(871)	16,117	(61,885)	4,015
Banco Santander Espanha (2)	(578,466)	(299,692)	99,726	(30,219)
Trading Account	-	(635,681)	159,343	48,659
Banco Santander Espanha (2)	-	(635,690)	121,183	48,439
Abbey National Treasury (4)	-	5	18,998	25
Santander Benelux (4)	-	4	19,162	195

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2014	12/31/2014	12/31/2013	12/31/2013

Foreign Exchange Portfolio - Net	570,170	52,703	(174,245)	(270,364)
Banco Santander Espanha (2)	480,179	(31,776)	(174,245)	(270,364)
Santander Benelux (4)	89,991	84,479	-	-
Receivables from Affiliates	616,488	67,453	449,457	98,612
Zurich Santander Brasil Seguros e Previdência S.A. (6)	615,952	23,475	402,539	54,177
Zurich Santander Brasil Seguros S.A. (6)	-	36,702	43,865	31,066
Santander Brasil Asset (6)	-	4,974	3,053	13,369
Others	536	2,302	-	-
Non-Operating Result	-	-	-	2,054,999
Capital Riesgo Global (10) (Nota 15, 33 e 37.h)	-	-	-	47,161
Santander Brasil Gestão de Recursos Ltda (6) (Nota 15, 33 e 37.g)	-	-	-	2,007,838
Other Receivables - Others	232,385	130,853	9,293	103,344
Banco Santander Espanha (2)	217,643	11,842	9,107	9,007
Zurich Santander Brasil Seguros e Previdência S.A. (6)	14,742	116,090	186	93,663
Others	-	2,921	-	674
Deposits	(446,273)	(80,300)	(685,261)	(35,031)
Banco Santander Espanha (2)	(10,689)	-	(1,740)	(4)
Zurich Santander Brasil Seguros S.A. (6)	(2,152)	-	(4,651)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(34,162)	-	(68,783)	-
Isban Brasil S.A. (4)	(34,889)	(5,951)	(98,779)	(3,788)
Produban Serviços de Informática S.A. (4)	(21,091)	(2,430)	(47,487)	(2,748)
Santander Brasil Gestão de Recursos Ltda. (6)	(58,570)	(8,528)	(27,062)	(701)
Fundo de Investimento Santillana (4)	(261,865)	(51,313)	(258,548)	(19,669)
Santander Brasil Asset (6)	(16,742)	(11,083)	(170,914)	(7,457)
Others	(6,113)	(995)	(7,297)	(664)
Repurchase Commitments	(96,752)	(2,102)	(3,015)	(890)
Produban Serviços de Informática S.A. (4)	(20,555)	(644)	(223)	(196)
Isban Brasil S.A. (4)	(35,560)	(1,391)	(2,612)	(631)
Santander Brasil Gestão de Recursos Ltda. (6)	(31,260)	-	-	(98)
REB Empreendimentos e Administradora de Bens S.A. (4)	(6,173)	-	-	48
SAM Brasil Participações S.A. (6)	(1,880)	-	-	-
Universia Brasil, S.A. (4)	(1,324)	(67)	-	-
Others	-	-	(180)	(13)
Borrowings and Onlendings	(414,021)	(703)	(163,803)	(1,550)
Banco Santander Espanha (2)	(406,280)	(703)	(149,124)	(1,550)
Banco Santander S.A. - Chile(4)	-	-	(693)	-
Banco Santander S.A. (Uruguay)(4)	(7,741)	-	(13,986)	-
Dividends and Bonuses Payables	(585,907)	-	(1,095,063)	-
Sterrebeeck B.V. (2)	(378,736)	-	(679,045)	-
GES (4)	(134,413)	-	(410,283)	-
Santusa Holding, S.L. (4)	(47,216)	-	(4,649)	-
SIH (4)	(403)	-	(721)	-
Banco Santander Espanha (2)	(25,084)	-	-	-
Banco Madesant (4)	(55)	-	(365)	-
Payables from Affiliates	(15,006)	(520,867)	(3,637)	(301,018)
Banco Santander Espanha (2)	(7,719)	(1,333)	(2,678)	(689)
Produban Servicios (4)	-	(4,591)	-	(5,630)
Isban Brasil S.A. (4)	-	(170,641)	(598)	(101,058)
Produban Serviços de Informática S.A. (4)	(441)	(279,290)	(209)	(153,038)
Ingeniería (4)	-	(4,151)	-	(7,954)
Konecta Brazil Outsourcing Ltda. (4)	-	(51,033)	-	(14,402)
Santander Brasil Asset (6)	(6,811)	(1,696)	(117)	(1,635)
Others	(35)	(8,132)	(35)	(16,612)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2014	12/31/2014	12/31/2013	12/31/2013
Debt Instruments Eligible to Compose Capital	(6,411,777)	62,712	-	-
Banco Santander Espanha (2) (8)	(6,411,777)	62,712	-	-
Donations	-	(21,869)	-	(20,168)
Santander Cultural	-	(4,929)	-	(1,789)
Fundação Sudameris	-	(12,000)	-	(12,000)
Fundação Santander	-	(3,440)	-	(4,103)
Instituto Escola Brasil	-	(1,500)	-	(2,276)
Other Payables - Other	-	(515,696)	(16,473)	(421,580)
Banco Santander Espanha (2)	-	(53,795)	-	(63,797)
Isban Brasil S.A. (4)	-	(301,863)	-	(256,868)
Produban Serviços de Informática S.A. (4)	-	(62,673)	-	(56,470)
Ingeniería (4)	-	(45,632)	-	(23,932)
Produban Servicios (4)	-	(21,639)	-	(18,514)
Aquanima Brasil Ltda. (4)	-	(24,075)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	(2,157)	(15,334)	(1,377)
Zurich Santander Brasil Seguros S.A. (6)	-	(55)	(1,123)	(63)
Others	-	(3,807)	(16)	(559)

(1) On December 31, 2014, refers to investments in foreign currency (overnight) with maturity on January 02, 2015 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Controlled - Banco Santander.

(4) Controlled - Banco Santander Spain.

(5) Jointly Controlled - Banco Santander.

(6) Associated Company - Banco Santander Spain.

(7) Jointly Controlled - Santander Serviços.

(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014 (Note 24.f).

(9)The approved on Shareholders’ Meeting of June 6, 2014, the name change has been approved of the CRV Distributor Securities S.A. (CRV DTVM) was approved for Santander Securities Services Brazil DTVM S.A. (Notes 15 and 37.f).

(10) Indirectly Controlled - Banco Santander Spain.

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Asset Management	952,206	973,568	1,008,266	1,171,571
Checking Account Services	1,607,447	1,653,097	1,838,844	1,802,720
Lending Operations and Income from Guarantees Provided	979,433	897,851	1,254,506	1,182,341
Lending Operations	557,379	543,505	850,095	858,974
Income Garantees Provided	422,054	354,346	404,411	323,367
Insurance Fees	1,753,565	1,836,514	1,799,515	1,818,851
Cards (Debit and Credit) and Acquiring Services	2,940,780	2,824,656	3,341,994	3,181,630
Collection	923,864	810,280	923,864	810,280
Brokerage, Custody and Placement of Securities	358,489	299,728	500,793	448,059
Others	95,197	60,099	390,157	258,927
Total	9,610,981	9,355,793	11,057,939	10,674,379

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Compensation	3,453,998	3,416,769	3,711,463	3,620,864
Charges	1,250,718	1,274,143	1,340,574	1,341,844
Benefits	1,131,376	1,099,334	1,209,883	1,161,303
Training	98,276	135,050	104,511	139,423
Others	28,402	19,001	28,884	19,484
Total	5,962,770	5,944,297	6,395,315	6,282,918

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Depreciation and Amortization (1)	5,422,583	5,327,864	5,584,391	5,368,521
Outsourced and Specialized Services	2,196,915	2,115,250	2,466,250	2,421,036
Communications	526,281	589,098	554,682	611,514
Data Processing	1,316,589	1,300,519	1,338,519	1,320,821
Advertising, Promotions and Publicity	394,353	377,865	458,192	439,715
Rentals	693,281	721,723	726,355	741,517
Transportation and Travel	161,226	182,324	198,875	216,609
Financial System Services	290,439	318,420	336,295	351,995
Security and Money Transport	573,807	570,267	611,321	593,214
Asset Maintenance and Upkeep	191,264	188,737	210,173	200,956
Water, Electricity and Gas	162,182	162,159	163,933	162,937
Materials	85,536	98,202	88,250	100,170
Others	259,965	259,883	313,518	271,798
Total	12,274,421	12,212,311	13,050,754	12,800,803

(1) In the Bank and Consolidated, includes goodwill amortization of R$3,688,785 (2013 - R$3,636,985), held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Cofins (Contribution for Social Security Financing) (1)	1,207,945	1,280,460	1,445,175	1,606,125
ISS (Tax on Services)	350,446	343,566	415,682	408,967
PIS/Pasep (Tax on Revenue) (1)	205,469	205,066	255,945	260,466
Others (2)	923,588	638,891	1,029,580	712,210
Total	2,687,448	2,467,983	3,146,382	2,987,768

(1) In 2013, in the Bank and Consolidated, including the amount of R$62,589 relating to the installment program and cash payment of tax and social security debts established by Law 12.865/2013 in Articles 17 and 39 (Note 23.e).

(2) Includes provisions updates for PIS and Cofins of Law 9.718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Net Income Capitalization	-	-	257,273	268,930
Monetary Adjustment of Escrow Deposits	304,875	257,713	441,833	365,999
Recoverable Taxes	265,808	153,199	335,306	209,885
Recovery of Charges and Expenses (1)	909,739	738,472	632,963	489,709
Monetary Variation	658,232	350,254	658,409	349,729
Others	674,712	329,225	553,999	447,278
Total	2,813,366	1,828,863	2,879,783	2,131,530

(1) In 2013, includes R$560,362 in the Bank and R$567,508 in the Consolidated related to the installment program and cash payment of taxes and social security debts established by law 12,865 of 2013 in articles 17 and 39 (note 23.e).

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Operating Provisions
Tax (Note 23.c)	239,782	132,985	200,964	230,305
Labor (Note 23.c)	839,628	504,108	881,980	548,702
Civil (Note 23.c)	687,984	607,575	830,982	754,671
Credit Cards	1,590,129	1,339,070	1,691,066	1,534,325
Actuarial Losses - Pension Plan (Note 35.a)	213,780	260,733	213,800	260,772
Monetary Losses	17,254	68,538	17,718	68,644
Legal Fees and Costs	104,882	116,965	125,441	146,343
Serasa and SPC (Credit Reporting Agency)	65,091	69,495	76,696	79,654
Brokerage Fees	68,748	56,991	69,127	57,008
Commissions	102,680	102,399	113,903	123,653
Impairment (1)	10,879	349,030	11,054	349,030
Others	1,177,132	1,235,201	1,227,253	1,626,517
Total	5,117,969	4,843,090	5,459,984	5,779,624

(1) In 2013, on the Bank and Consolidated, includes loss not recoverable asset recorded by buying rights to the provision of payroll in the amount of R$63,196 and assets in the acquisition and development of software in the amount of R$285,834.The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts. The loss on the acquisition and development of software was recorded due to obsolescence and discontinuity of such systems.

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Result of Investments (1)	-	47,303	(1,925)	47,140
Result on Sale of Other Assets (2)	100,244	122,705	101,777	126,083
Reversal (Recognition) of Allowance for Losses on Other Assets	1,016	96,737	1,383	97,226
Expense on Assets Not in Use	(4,007)	(7,064)	(10,881)	(12,893)
Gains (Losses) of Capital (3)	(2,336)	(3,313)	(2,513)	124,813
Other Income (Expenses) (4) (5)	48,232	877,255	52,911	875,442
Total	143,149	1,133,623	140,752	1,257,811
(1) In 2013, includes in the Bank and Consolidated the profit on disposal of MS Participações amounting to R$47,161 (Note 15, 26.e and 37.h).

(2) In 2013, includes in the Bank and Consolidated the amount of R$121,391 relating to the profits on sale for Fundo Imobiliário Santander Agências. This fund has administration and management by third parties.

(3) In 2013, includes in the Consolidated R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

(4) In 2013, includes R$985,328 in the Bank and R$987,600 in the Consolidated relating the formation of a fund to cover the impacts of projects aimed at improving operational productivity and efficiency.

(5) In 2013, includes in the Bank and Consolidated the amount of R$2,007,838 relating to the gain in the Santander Brasil Asset and of Investment Fund Management and Managed Portfolio Operations sale (Note 15, 26.e and 37.g).

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Income Before Taxes on Income and Profit Sharing	1,583,790	283,933	2,618,307	1,662,410
Profit Sharing (1)	(940,145)	(888,919)	(991,193)	(958,394)
Interest on Capital	(690,000)	(300,000)	(723,980)	(340,464)
Unrealized results	-	-	(142)	(1,319)
Income Before Taxes	(46,355)	(904,986)	902,992	362,233
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	18,542	361,995	(361,197)	(144,894)
Equity in Subsidiaries (2)	389,913	232,599	1,020	8,045
Nondeductible Expenses, Net of Non-Taxable Income	86,206	(233,489)	153,765	(149,512)
Exchange Variation - Foreign Branches	920,694	1,296,778	920,694	1,296,778
Income and Social Contribution Taxes on Temporary Differences	168,002	614,249	29,181	614,293
Effects of Change in Rate of CSLL (3)	-	-	27,258	14,755
Other Adjustments, Including Profits Provided Abroad	(74,098)	(41,588)	(38,044)	11,378
Income and Social Contribution Taxes	1,509,259	2,230,544	732,677	1,650,843
(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999. This plan is in unregistering process with the National Superintendence of Pension Funds (PREVIC), and authorization of this superintendence forecast for 2015.

Additionally, Banco Santander is sponsor of health care plans, supplementary retirement and pension plan for retired workers associates, arising from the aconisition process of the Banco Meridional Constituted under the defined benefit plan. These plans are beyng transferred to the Banesprev, expected to occur in 2015, but it is subject to approval of PREVIC. In October, 2014 there was a settlement of the mathematical reserve of 55 participants.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				12/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,852,069)	(357,428)	(351,785)	(1,125,036)
Fair Value of Plan Assets	13,652,363	615,896	3,885	1,415,776
	(2,199,706)	258,468	(347,900)	290,740
Being:
Superavit	151,075	258,468	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Amount not Recognized as Assets	151,075	258,468	504	290,182
Net Actuarial Asset (Note 12)	-	-	-	557
Net Actuarial Liability (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	280,310	-	66,250	114
Revenues (Expenses) Recorded (Note 32)	(177,605)	-	(35,715)	(460)
Other Equity Valuation Adjustments	(1,739,780)	(10,989)	(168,626)	(678)
Actual Return on Plan Assets	1,504,221	125,441	1,145	219,171

				Bank
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,594,473)	(321,912)	(353,870)	(1,036,943)
Fair Value of Plan Assets	13,093,015	530,615	3,090	1,294,039
	(1,501,458)	208,703	(350,780)	257,096
Being:
Superavit	161,336	208,703	-	257,095
Deficit	(1,662,793)	-	(350,780)	-
Amount not Recognized as Assets	161,336	208,703	-	256,197
Net Actuarial Asset (Note 12)	-	-	-	898
Net Actuarial Liability (Note 22)	(1,662,793)	-	(350,780)	-
Payments Made	242,304	-	44,515	231
Revenues (Expenses) Recorded (Note 32)	(226,162)	(62)	(34,044)	(465)
Other Equity Valuation Adjustments	(949,088)	(10,989)	(140,467)	(684)
Actual Return on Plan Assets	(1,421,598)	(35,981)	222	(174,189)

				Consolidated
				12/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(16,056,522)	(358,008)	(351,785)	(1,125,036)
Fair Value of Plan Assets	14,030,718	616,651	3,885	1,415,776
	(2,025,804)	258,643	(347,900)	290,740
Being:
Superavit	324,976	258,643	504	290,740
Deficit	(2,350,781)	-	(348,404)	-
Value Unrecognized as Asset	324,976	258,643	504	290,182
Net Actuarial Asset (Note 12)	-	-	-	557
Net Actuarial Liability (Note 22)	(2,350,781)	-	(348,404)	-
Payments Made	280,329	-	66,250	114
Revenues (Expenses) Recorded (Note 32)	(177,625)	-	(35,715)	(460)
Other Equity Valuation Adjustments	(1,739,780)	(10,989)	(168,626)	(678)
Actual Return on Plan Assets	1,548,667	125,455	1,145	219,171

				Consolidated
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,784,522)	(322,494)	(353,870)	(1,036,943)
Fair Value of Plan Assets	13,443,047	531,356	3,090	1,294,039
	(1,341,475)	208,862	(350,780)	257,096
Being:
Superavit	321,317	208,862	-	257,095
Deficit	(1,662,793)	-	(350,780)	-
Value Unrecognized as Asset	321,317	208,862	-	256,197
Net Actuarial Asset (Note 12)	-	-	-	898
Net Actuarial Liability (Note 22)	(1,662,793)	-	(350,780)	-
Payments Made	242,344	-	44,515	231
Revenues (Expenses) Recorded (Note 32)	(226,201)	(62)	(34,044)	(465)
Other Equity Valuation Adjustments	(949,088)	(10,989)	(140,467)	(684)
Actual Return on Plan Assets	(1,454,472)	(36,247)	222	(174,189)

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				12/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(479,188)	(29,737)	(22,326)	(44,825)
Changes in Financial Assumptions	(427,500)	(8,656)	(6,151)	(27,606)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(906,688)	(38,393)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	88,630	67,506	822	78,755
Gain (Loss) Actuarial - Asset	88,630	67,506	822	78,755

				Bank
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	102,711	(77,254)	(11,095)	(7,831)
Changes in Financial Assumptions	4,154,270	81,663	61,771	266,376
Changes in Demographic Assumptions	-	8,912	-	-
Gain (Loss) Actuarial - Obligation	4,256,981	13,321	50,676	258,545
Return on Investment, Return Unlike Implied Discount Rate	(2,758,047)	(36,994)	(62)	(309,925)
Gain (Loss) Actuarial - Asset	(2,758,047)	(36,994)	(62)	(309,925)

				Consolidated
				12/31/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	(483,869)	(29,596)	(22,326)	(44,825)
Changes in Financial Assumptions	(432,968)	(8,677)	(6,151)	(27,606)
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(916,837)	(38,273)	(28,477)	(72,431)
Return on Investment, Return Unlike Implied Discount Rate	94,649	67,438	822	78,755
Gain (Loss) Actuarial - Asset	94,649	67,438	822	78,755

				Consolidated
				12/31/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	104,340	(77,870)	(11,095)	(7,831)
Changes in Financial Assumptions	4,206,018	81,898	61,771	266,376
Changes in Demographic Assumptions	-	9,059	-	-
Gain (Loss) Actuarial - Obligation	4,310,358	13,087	50,676	258,545
Return on Investment, Return Unlike Implied Discount Rate	(2,831,224)	(37,342)	(62)	(309,925)
Gain (Loss) Actuarial - Asset	(2,831,224)	(37,342)	(62)	(309,925)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

				Duration (in years)
Plans			12/31/2014	12/31/2013
Banesprev Plan I			11.45	12.66
Banesprev Plan II			11.27	11.86
Banesprev Plan III			8.60	8.66
Banesprev Plan IV			17.34	16.70
Banesprev Plan V			8.92	9.42
Banesprev Pré-75			9.64	10.17
Sanprev I			6.68	7.15
Sanprev II			16.75	17.87
Sanprev III			9.30	9.64
Bandeprev Básico			9.48	10.07
Bandeprev Especial I			6.94	7.54
Bandeprev Especial II			6.80	7.47
SantanderPrevi			7.15	7.63
Meridional			6.65	7.27

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in 2014 was R$64,020 (2013 - R$63,714) in the Bank and R$65,908 (2013 - R$65,916) in the Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: for the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Plasas: This health plan with optional participation, established in July 1, 1989, supplementary to the health care plan, and only for cases of hospital stay, after approval at a General Meeting with the participants was determined to extination, that occurred on December 19, 2014.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

				Bank
		12/31/2014		12/31/2013
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,339,422)	(530,146)	(4,842,701)	(487,957)
Fair Value of Plan Assets	4,723,031	-	4,319,363	138,065
	(616,391)	(530,146)	(523,338)	(349,892)
Being:
Superavit	-	-	-	135,470
Deficit	(616,391)	(530,146)	(523,338)	(485,363)
Value Unrecognized as Asset	-	-	-	135,470
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(616,391)	(530,146)	(523,338)	(485,363)
Payments Made	49,367	23,138	46,548	20,701
Revenues (Expenses) Recorded	(65,918)	(53,575)	(110,519)	(43,103)
Other Equity Valuation Adjustments	(624,466)	(125,268)	(547,963)	(110,923)
Actual Return on Plan Assets	661,871	-	593,539	6,509

				Consolidated
		12/31/2014		12/31/2013
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,547,375)	(530,146)	(5,036,220)	(487,957)
Fair Value of Plan Assets	4,906,978	-	4,491,845	138,065
	(640,397)	(530,146)	(544,375)	(349,892)
Being:
Superavit	-	-	-	135,470
Deficit	(640,397)	(530,146)	(544,375)	(485,363)
Value Unrecognized as Asset	-	-	-	135,470
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(640,397)	(530,146)	(544,375)	(485,363)
Payments Made	50,518	23,138	47,506	20,701
Revenues (Expenses) Recorded	(68,872)	(53,575)	(116,676)	(43,103)
Other Equity Valuation Adjustments	(645,292)	(125,268)	(567,624)	(110,923)
Actual Return on Plan Assets	684,214	-	(632,705)	6,509

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
		12/31/2014		12/31/2013
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(86,284)	3,644	25,275	(174,911)
Changes in Financial Assumptions	(174,696)	(17,990)	1,709,194	199,913
Changes in Demographic Assumptions	-	-	7,454	-
Gain (Loss) Actuarial - Obligation	(260,980)	(14,346)	1,741,923	25,002
Return on Investment, Return Unlike Implied Discount Rate	184,478	-	(1,048,400)	18,397
Gain (Loss) Actuarial - Asset	184,478	-	(1,048,400)	18,397

				Consolidated
		12/31/2014		12/31/2013
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(84,112)	3,644	12,290	(174,911)
Changes in Financial Assumptions	(181,397)	(17,990)	1,777,294	199,913
Changes in Demographic Assumptions	-	-	44,927	-
Gain (Loss) Actuarial - Obligation	(265,509)	(14,346)	1,834,511	25,002
Return on Investment, Return Unlike Implied Discount Rate	187,841	-	(1,107,084)	18,397
Gain (Loss) Actuarial - Asset	187,841	-	(1,107,084)	18,397

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

				Duration (in years)
Plans			12/31/2014	12/31/2013
Cabesp			13.97	14.03
Law 9,656 /1998			28.69	41.25
Bandepe			14.51	15.08
Plasas			-	13.67
Free Clinic			11.72	11.92
Lifelong Directors			9.81	9.93
Circular (1)			13.66 and 10.88	13.76 and 10.89
Life Insurance			8.78	9.02
(1) The duration 13.66 (12/31/2013 - 13.76) refers to the plan of Former Employees of Banco ABN Amro and 10.88 (12/31/2013 - 10.89) to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

				Bank/Consolidated
			12/31/2014	12/31/2013
Equity Instruments			3.0%	2.1%
Debt Instruments			93.9%	96.3%
Real Estate			0.3%	0.2%
Others			2.7%	1.4%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		12/31/2014		12/31/2013
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.9%	11.0%	10.7% (1) and 11.2%	10.8%(2) and 11.3%
Rate Calculation of Interest Under Assets to the Next Year	10.9%	11.0%	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000
(1) For Banesprev II, V and Pré 75 plans.
(2) For Cabesp plans.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects:

				Sensibility
		12/31/2014		12/31/2013
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	90,431	(31,406)	-	-
Effect on the Present Value of Obligations	797,418	(673,468)	724,088	(612,260)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 Years	3 Years	3 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11 on December 31, 2014 is R$15.06 (12/31/2013 - R$14.07).

In 2014, daily pro-rata expenses amounting of the R$3,501 (2013 - R$42,976) Bank and R$85,898 (2013 - R$43,404) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and R$2,577 (2013 - R$5,169) Bank and R$2,692 (2013 - R$5,390) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,415 (2013 - R$318) Bank and R$1,471 (2013 - R$363) in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(971,238)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI14 - PSP)	(86,465)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,352,431)	14.31	2011	Executives	10/26/2011	06/30/2016
Granted Options (SOP 2013)	12,240,000	14.43	2013	Executives	05/02/2013	06/30/2018
Granted Options (ILP 2013)	2,456,000		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PI13 - PSP)	(324,760)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (SOP 2013)	(1,197,255)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (ILP 2013)	(6,800)		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (PSP 2013)	(18,197)		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(1,536,735)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(13,300,678)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (SOP 2013)	(804,121)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(163,544)		2013	Executives	08/13/2013	06/30/2016
Granted Options (PSP 2013)	295,957		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP)	(4,903,768)	23.50	2010	Executives	02/03/2010	06/30/2014
Exercised Options (PI14 - PSP)	(180,574)		2012	Executives	05/29/2012	06/30/2014
Exercised Options (SOP Delivery 2014)	(1,230,303)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 31/dec/2014	13,830,464
SOP Delivery 2014	1,028,425	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	10,238,623	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,563,416		2013	Executives	08/13/2013	06/30/2016
Total	13,830,464

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Units	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI14)	(676,228)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2014	-

In 2014, pro-rata expenses were registered in the amount of R$7,351 (2013 - R$3,144) Bank and R$7,491 (2013 - R$3,215) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2014, we recorded expenses in the amount of R$39,209 (2013 - R$9,763) in the Bank and R$39,364 (2013 - R$11,317) in the Consolidated, regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$2,798 (2013 - R$1,748) Bank and R$2,814 (2013 - R$1,781) Consolidated as personnel expenses.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Director's Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". On the year ended on December 31, 2014, there were recorded credits of R$10,639 (2013 - expenses of R$67,771) Bank and R$10,993 (2013 - expenses of R$68,705) Consolidated.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. On the year ended on December 31, 2014, there were expenses of R$40,793 (2013 - R$1,118) Bank and R$41,553 (2013 - R$1,193) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events. Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Basel III), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Bacen 2,899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Presidency. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

37. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On October 31, 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super, which shall result in the subscription and payment of new shares issued by Super, representing 50% of its total and voting capital.

The closing of the operation held on December 12, 2014 and was subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank (obtained on December 2, 2014), the Aymoré CFI subscribed and paid share capital of Super R$31,128, through the issue of 20,000,000 new common shares. Santander Conglomerate control such company.

b) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (current corporate name of Santander Getnet)

According to the terms of the Material Fact released on April 7, 2014, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. acquired all the shares of Getnet on July 31, 2014. All conditions regarding the acquisition along the regulators were met, and the acquisition of Getnet was approved by the Administrative Council for Economic Defense (CADE) on June 3, 2014, and by Central Bank in July 23, 2014.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. under the terms of the Merger Protocol of Getnet into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Protocol) dated as of August 29, 2014.

According to the Protocol, Getnet Adquirencia e Serviços para Meios de Pagamento S.A. received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet Adquirencia e Serviços para Meios de Pagamento S.A., no increase of the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. following the approval of the merger was made, and the net assets of Getnet was registered in Getnet Adquirencia e Serviços para Meios de Pagamento S.A. in return of the investment account.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil. The new structure will provide a higher flexibility to manage business with a new and more complete commercial approach and an increase on operational leverage with gains of scale.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occured between August 1, 2014 to August 31, 2014 were appropriated by Getnet Adquirencia e Serviços para Meios de Pagamento S.A.

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Current Liabilities and Long-Term Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

c) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans ("Entity").

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the Entity the payroll loan business and payroll credit card loan, and Aymore will subscribe and pay shares representing 60% of the total and voting capital of the Entity after the capital increase by the amount of R$460 million, becoming the controlling shareholder of the Entity. Banco Bonsucesso will own the remaining portion of its share capital (40%).

The association was approved by the Administrative Economic Defense Council (CADE) on September 2, 2014, and is still subject to Bacen and Banco de Espanha approvals.

d) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17,240, which was authorized by the Bacen on June 3, 2014.

At the Extraordinary Shareholders Meeting held on July 31, 2014, Banco Santander through an increase in capital stock of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. transferred at account value all of the 5,300 common shares without par value issued by iZettle do Brasil held by it in the amount of R$17,240 thousand to the capital of Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Note 15).

The iZettle do Brasil is a Swedish origin company that operates in the payment market, with the development and distribution of products and payment solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander, S.A (Spain) and iZettle in Sweden in order to create a joint and coordinated effort in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle do Brasil allows merchants to accept card payments through smartphones or tablets, by using a card reader that can be plugged into the device, converting it into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and a simple solution.

e) New Shareholders' Agreement of TecBan

In July 18, 2014, a Notice to the Market was published announcing that, on July 17, 2014, the country’s leading retail banks, including Banco Santander through one of its subsidiaries, had executed a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately four years ahead its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with Rede Banco24Horas ATMs, which are and will continue to be managed by TecBan. Thus increasing efficiency and providing more capillarity of services to the customer base. The Shareholders’ Agreement became effective on November 14, 2014 and was subject to certain conditions precedent, including approval by the competent regulatory bodies.

f) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

g) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds.This operation generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

h) Other Corporate Movements

We also performed the following corporate actions:

• On 9 September 2014 it was signed, by Webmotors S.A., quota purchase agreement for the acquisition of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME ("Agreement") ("Acquisition"). The closing of the Acquisition is conditional upon the completion of certain conditions precedent set forth in the Agreement, which includes the prior approval by the Central Bank.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda.- ME (“Compreauto”).

• On February 28, 2014, Banco Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

38. Subsequent Events

a) Commissions paid to Banking Correspondents

In accordance with Central Bank Resolution 4,294 and Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Circular 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

c) 2017: Recognize the full amount of commission paid as an expense.

In accordance with Central Bank Resolution 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015, without impacting the records of commissions paid until December 2014.

From January 2020, provided there is recognized in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

Banco Santander is evaluating the best implementation strategy required by the new regulations.

b) Minimum requirements in the process of pricing financial instruments

The Resolution 4.277 issued on October 31, 2013 provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3.068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3.082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in Resolution 3.464 of June 26, 2007.

This Resolution takes effect on June 30, 2015 and Banco Santander is analyzing the impacts of its adoption.

c) Change in IOF tax rate

The Decree 8.392, of January 20, 2015, amended Decree 6.306, of December 14, 2007, which regulates the tax on credit and exchange transactions, insurance or related to securities – IOF. The Decree, which takes effect on the date of its publication, increases the tax rate of 1.5% to 3.0% for credit transactions for the consumer, among other changes. Banco Santander doesn’t expect significant effects in its operations in consequence of this change in tax rate.

39. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$41,440,215 (12/31/2013 - R$32,342,669) at the Bank and R$40,563,669 (12/31/2013 - R$31,569,611) at the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$4,591,810 (12/31/2013 - R$4,404,165), and the total amount of investment funds and assets managed is R$159,834,538 (12/31/2013 - R$123,936,088) recorded as off balance accounts.

c) Bank and Consolidated, the insurance contracted by Banco Santander in effect on December 31, 2014, the global bank, fires, vehicles and other, have coverage amount of R$1,355,528 (12/31/2013 - R$1,300,039) and global bank, was hired insurance with coverage amount of R$204,320 (12/31/2013 - R$224,752), may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

				Bank/Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	12/31/2014	12/31/2014	12/31/2013	12/31/2013
Restricted Operations on Assets
Lending Operations	10,673	673	-	406
Liabilities Restricted Operations on Assets
Deposits	(10,673)	(673)	-	(402)
Net Income		-		4

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2014 is R$2,521,985, of which R$654,925 up to 1 year, R$1,497,161 from 1 year to up to 5 years and R$369,899 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$967 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the year of 2014, were valued at R$679,379 (2013 - R$714,195).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

In the context of the transaction, Banco Santander has granted to members of the Getnet S.A. a put option whose purpose all shares of Getnet S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation (Note 15 and 37.b).

****

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executive’s Report of Financial Statements

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended December 31, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on December 31, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executive’s Report of Independent Auditors' Report

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended December 31, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Management Report, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on December 31, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts as a single Audit Committee for all institutions belonging to the Group, including the capitalization entity.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meetings held on March 18, 2014 and May 27, 2014. One of the members is also a member of the Board of Directors of Banco Santander (Brasil).

The Audit Committee acts through meetings and undertakes analysis of documents and information submitted to it, as well as takes measures regarding other matters requiring attention. It held, formally, fifty five meetings in the second half of 2014 and in January of 2015 in conducting its duties. The Audit Committee´s activities report and meeting minutes, and attachments, are sent to the Board of Directors.

The Audit Committee held a meeting with the Board of Directors on July 30, 2014 and January 29, 2015. In compliance with the Policy for Related-Party Transactions, the Audit Committee is analyzing for the purpose of recommending to the Board of Directors the documents and negotiations regarding the approval of the sale of the totality of the shares of CRV  D.T.V.M. S.A. (actual Santander Securities Services Brasil D.T.V.M. S.A.), subsidiary of Banco Santander (Brasil) S.A., and the sale of the custody business unit of Banco Santander (Brasil) S.A., which was the object of a communication to investors made in a Relevant Matter disclosure published on June 19, 2014 and July 22, 2014. In the same manner, the Audit Committee accompanied the Public Offer, settled via share exchange, made by the indirect controlling shareholder, Banco Santander S.A.- Spain. The Public Offer consisted of a voluntary offer in Brazil and the United States of America for the acquisition of the remaining share capital of Banco Santander (Brasil) S.A. which was not held by Banco Santander S.A. - Spain by the settlement of Brazilian Depositary Receipts or American Depositary Shares, representing its own shares, in accordance with the communication to investors made in a Relevant Matter disclosure published on April 29, 2014., as well as the acquisition and subsequent merger of Getnet Tecnologia e Captura e Processamento de Transações H.U.A.H. S.A. by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ( current registered name of Santander Getnet Serviços para Meios de Pagamento S.A.).

In addition, the Coordinator participates as a member of the Risk Committee of the Board of Directors and as an observer in the Executive Committees, including Operational Risks, Compliance and Internal Controls and Products. The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans for the resolution of issues. In this semester, the Audit Committee held specific meetings with the representatives of the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the closing of the records of the second half of 2014 and the year ended December 31, 2014, prior to the publication of the results for the periods, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

IFRS - As part of its duties, the Audit Committee also will analyze the financial statements prepared in accordance with International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (NYSE). Santander will disclose on March 31, 2015 the consolidated financial statements under IRFS to comply with Resolution 3786/2009, of The National Monetary Council (CMN).

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risk and Internal Control Executive Officer and with the Compliance Officer, primarily responsible for managing, implementing and promoting internal control and risk management awareness and methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area. These analyses were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006, Sarbanes Oxley Act-  SOX and Circular 249/2004 of the Superintendency of Private Insurance (Susep), as required for Santander Capitalização S.A., all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held four meetings with the responsible Director and representatives during the second half of 2014 and January of 2015, and met, on several other occasions, by having Internal Audit professionals attending other Audit Committee meetings.  At the meetings, the Audit Committee reviewed the planning and work plan for 2014, and monitored the work performed, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly special reviews reports of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09 and Sarbanes Oxley Act- SOX. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held nine meetings, in the second half of 2014 and in January of 2015.  The main discussions at the meetings involved the financial statements of the second half of 2014, accounting practices, deficiencies, and comments and recommendations raised in the internal control reports, as well as the findings from the performance evaluation carried out by the Audit Committee. The Audit Committee analyzed and recommended to the Board of Directors the approval of Deloitte´s technical proposal for rendering services regarding the audit of the financial statements of 2014. Besides, it analyzed the services proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence. The Audit Committee also held a meeting with the partner of Deloitte to present the analyses of the performance of the Independent Audit, made by the Audit Committee, pursuant to current regulations.

Ombudsman

In view of CMN Resolution 3849/2010, which regulates the Ombudsman function for financial institutions, the work performed in the second half of 2014, was presented to and discussed with the Audit Committee. The Ombudsman Report required by the Brazilian Central Bank (Bacen) will be reviewed in a meeting scheduled for February 2015.

Summary of the Audit Committee Report

Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially: (i) with Operational Risk Executives about the security process in the attendant channels; (ii) with Operations and Services Executive for acquaintance of the work related to the customers database update and quality improvement; (iii) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance Executive about the Market Trading Code, to control of related-party transactions, money laundering prevention and Anti-Bribery legislation matters; (v) with Finance executives, about the status for implementing Basel requirements, and management procedures of ratio, interest, exchange and capital; and (vi) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management.

During the period, the members of the Audit Committee also attended trainings, presentations and update programs about topics related to Committee activities, and normative acts of the interest and with impact to the Group.

Conclusion

On the basis of our work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work undertaken as described above is adequate and provides transparency and quality to the financial statements as at December 31, 2014 of the Santander Financial Group, prepared in accordance with Brazilian generally accepted accounting practices, and recommends their approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee

São Paulo, January 29, 2015

Celso Clemente Giacometti

Elídie Palma Bifano

Graham Charles Nye – Financial Expert

René Luiz Grande - Coordinator

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 3, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Vice - President Executive Officer